# THE BANK OF NEW YORK

NEW YORK'S FIRST BANK-FOUNDED 1784 BY ALEXANDER HAMILTON

RECEIVED
2004 NOV 29 A 11:58
OFFICE OF INTERNATIONAL CORPORATE FINANCE

DEPOSITARY RECEIPTS 101 Barclay St., 22nd Floor West, NY, NY 10286

November 19, 2004

Office of International Corporate Finance
Securities and Exchange Commission
Division of Corporate Finance
Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549

04046434

SUPPL

**Re: JSC Surgutneftegaz**
**Exemption No.: 82-4302**

Dear Sir or Madam:

In connection with JSC Surgutneftegaz's exemption, pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with it's ongoing requirements under Rule 12g3-2(b)(1)(iii), enclosed please find financial statements s of June 30, 2004, and the quarterly report for the first quarter of 2004.

The Bank of New York acts as Depositary bank for the above referenced company under the Form F-6 registration statement number: 333-9434, which was declared effective by The SEC on December 30, 1996 and under the Form F-6 for preferred shares registration number: 333-8492, which was declared effective by The SEC on March 19, 1998.

Sincerely,

Angel E. Milanes, Jr.
ADR Account Administrator
The Bank of New York
Tel.: (212) 815-4540
Fax: (212) 571-3050

PROCESSED
DEC 08 2004
THOMSON
FINANCIAL

dlw 12/7

RECEIVED
2004 NOV 29 A 11:53
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

**APPENDIX1**

**Financial statements as of June 30, 2004**

# BALANCE SHEET

| | | Codes |
|---|---|---|
| | Form № 1 by OKUD | 0710001 |
| as of **June 30, 2004** | Date (year, month, day) | |
| Company: **OJSC "Surgutneftegas"** | by OKPO | 05753490 |
| Taxpayer identification number | INN | 8602060555 |
| Type of activity: **oil production** | by OKVED | 11.10.11 |
| Form of legal organization / form of ownership: **Open Joint Stock Company** | by OKOPF/OKFS | 47/16 |
| Unit of measure: **thousand rubles** | by OKEI | 384 |

| Assets | Line code | The reporting period beginning | The reporting period end |
|---|---|---|---|
| 1 | 2 | 3 | 4 |
| **I. Fixed assets** | | | |
| **Intangible assets** | 110 | *145,810* | *149,171* |
| **Fixed assets** | 120 | *261,001,952* | *251,044,743* |
| **Construction in progress** | 130 | *10,458,681* | *14,942,309* |
| **Profitable investments in material values** | 135 | | |
| **Long-term financial investments** | 140 | *110,760,815* | *139,858,932* |
| **Deferred tax assets** | 145 | *541,789* | *806,547* |
| **Other non-current assets** | 150 | *4,786,350* | *4,997,566* |
| **Total for Section I** | 190 | ***387,695,397*** | ***411,799,268*** |
| **II. Current assets** | | | |
| | | | |
| **Stock including:** | 210 | *14,458,817* | *14,866,129* |
| **raw materials, materials and other similar values** | 211 | *11,967,797* | *11,821,285* |
| **livestock** | 212 | | |
| **expenses for goods in process** | 213 | *132,757* | *136,075* |
| **commodities and goods for resale** | 214 | *1,316,049* | *1,401,828* |
| **goods shipped** | 215 | *43,076* | *24,451* |
| **deferred expenses** | 216 | *425,435* | *418,493* |
| **other reserves and expenses** | 217 | *573,703* | *1,063,997* |
| **VAT for acquired values** | 220 | *1,773,817* | *1,745,800* |
| **Accounts receivable (payment expected in over 12 months after the reporting date)** | 230 | *684,954* | *1,165,846* |
| **including: buyers and customers** | 231 | *9,300* | *9,205* |
| **Accounts receivable (payment expected within 12 months after the reporting date)** | 240 | *23,479,294* | *25,919,530* |
| **including: buyers and customers** | 241 | *16,796,515* | *19,303,620* |
| **Short-term financial investments** | 250 | *36,399,460* | *28,348,416* |
| **Cash funds** | 260 | *635,465* | *497,402* |
| **Other current assets** | 270 | *115,859,279* | *123,337,426* |
| **Total for Section II** | 290 | ***193,291,086*** | ***195,880,549*** |
| **Balance** | 300 | ***580,986,483*** | ***607,679,817*** |

| LIABILITIES | Line code | The reporting year beginning | The reporting period end |
|---|---|---|---|
| 1 | 2 | 3 | 4 |
| III. Capital and reserves | | | |
| Charter capital | 410 | *43,427,993* | *43,427,99* |
| Own shares, bought back from shareholders | 411 | | |
| Additional capital | 420 | *361,246,646* | *372,177,06* |
| Reserve capital | 430 | *6,514,198* | *6,514,19* |
| including:<br>reserves formed in compliance with legislation | 431 | *6,514,198* | *6,514,19* |
| reserves formed in compliance with constituent documents | 432 | | |
| Prior years retained profit (uncovered loss) | 460 | *138,007,756* | *120,843,38* |
| Reporting year retained profit (uncovered loss) | 470 | | *36,122,92* |
| Reporting year profit (loss) – exchange rate difference basis | 471 | | *(2,270,556* |
| Expenses from current year profit | 472 | | |
| Total for Section III | 490 | ***549,196,593*** | ***576,815,00*** |
| IV. Long-term liabilities | | | |
| Borrowings and loans | 510 | *1,663,293* | *1,641,82* |
| Deferred tax liabilities | 515 | *375,306* | *639,10* |
| Other long-term liabilities | 520 | | |
| Total for Section IV | 590 | ***2,038,599*** | ***2,280,92*** |
| V. Short-term liabilities | | | |
| Borrowings and loans | 610 | *5,311,728* | *4,727,99* |
| Accounts payable | 620 | *14,758,257* | *15,019,57* |
| including: | | | |
| suppliers and contractors | 621 | *2,187,860* | *1,852,52* |
| due to employees | 622 | *1,737,171* | *1,622,89* |
| due to state non-budget finds | 623 | *278,230* | *453,04* |
| due in taxes and charges | 624 | *6,493,622* | *8,478,07* |
| other creditors | 625 | *4,061,374* | *2,613,03* |
| Profit payment due to participants (constitutors) | 630 | *67,936* | *84,66* |
| Deferred income | 640 | *6,466,174* | *5,918,21* |
| Deferred expenditure reserves | 650 | *3,147,196* | *2,833,43* |
| Other short-term liabilities | 660 | | |
| Total for Section V | 690 | ***29,751,291*** | ***28,583,88*** |
| Balance | 700 | ***580,986,483*** | ***607,679,81*** |

# PROFIT AND LOSS ACCOUNT

| | | Codes |
|---|---|---|
| | Form № 2 by OKUD | 0710002 |
| for **1H2004** | Date (year, month, day) | |
| Company: **OJSC "Surgutneftegas"** | by OKPO | 05753490 |
| Taxpayer identification number | INN | 8602060555 |
| Type of activity: **oil production** | by OKVED | 11.10.11 |
| Form of legal organization / form of ownership: **Open Joint Stock Company** | by OKOPF/OKFS | 47/16 |
| Unit of measure: **thousand rubles** | by OKEI | 384 |

| Item | Code | For the reporting period | For the same period of the previous year |
|---|---|---|---|
| 1 | 2 | 3 | 4 |
| **Revenues and expenses for ordinary activities** | | | |
| (Net) Proceeds from sales of goods, products, works, services (less VAT, excise duties and similar compulsory payments) | 010 | *128,705,617* | *95,662,184* |
| Cost of goods, products, works, services sold | 020 | *(72,596,340)* | *(61,159,230)* |
| Gross profit (010-020) | 029 | *56,109,277* | *34,502,954* |
| Commercial expenses | 030 | *(7,905,555)* | *(6,239,226)* |
| Management expenses | 040 | | |
| Sales profit (loss) (029-030-040) | 050 | ***48,203,722*** | ***28,263,728*** |
| **Other revenues and expenses** | | | |
| Interests receivable | 060 | *1,188,993* | *1,519,724* |
| Interests payable | 070 | *(16,315)* | *(12,989)* |
| Income from participation in other organizations | 080 | *82,953* | *20,351* |
| Other operating revenues | 090 | *76,102,244* | *95,340,894* |
| Other operating expenses | 100 | *(81,008,868)* | *(98,528,082)* |
| **Non-sales revenues and expenses** | | | |
| Non-sales revenues | 120 | *2,470,937* | *1,037,000* |
| Non-sales revenues (exchange rate difference) | 121 | *4,374,304* | *701,211* |
| Non-sales expenses | 130 | *(1,071,922)* | *(749,584)* |
| Non-sales expenses (exchange rate difference) | 131 | *(6,644,860)* | *(9,477,801)* |
| **Reporting year profit (loss) – exchange rate difference (121-131)** | 135 | ***(2,270,556)*** | ***(8,776,590)*** |
| **Profit (loss) before tax (050+060-070+080+090-100+120-130)** | 140 | ***45,951,744*** | ***26,891,042*** |
| Deferred tax assets | 141 | *264,758* | |
| Deferred tax liabilities | 142 | *(263,800)* | |
| Current profit tax | 150 | *(9,809,535)* | *(3,147,155)* |
| Compulsory payments from profit | 151 | *(20,243)* | *(408)* |
| Expenses from reporting year profit | 152 | | |
| **Reporting year retained profit (loss) (140+141-142-150-151-152)** | 190 | ***36,122,924*** | ***23,743,479*** |
| For information only. | | | |
| Non-variable tax liabilities (assets) | 200 | *1,212,669* | |
| Base profit (loss) per share | | | |
| Diluted profit (loss) per share | | | |

# APPENDIX 2

## Consolidated financial statements as of December 31, 2003

*"The consolidated accounting statements of the Company for 2003 have been prepared in accordance with Federal Law of the Russian Federation No.129-FZ "On Accounting" of November 21, 1996, "Accounting and Reporting Regulations in the Russian Federation" approved by Order No.34n of the Ministry of Finance of the Russian Federation of July 29, 1998, «Accounting Regulations «Reporting of an Enterprise» PBU 4/99 approved by Order No.43n of the Ministry of Finance of the Russian Federation of July 6, 1999, Order No.67n of the Ministry of Finance of the Russian Federation of July 22, 2003 «Reporting Standards of Enterprises», Order No.112 of the Ministry of Finance of the Russian Federation «On Methodological Recommendations on Preparing and Submitting Consolidated Financial Statements» of December 26, 1996."*

### BALANCE SHEET

| | | Codes |
|---|---|---|
| | Form № 1 by OKUD | 0710001 |
| as of **December 31, 2003** | Date (year, month, day) | |
| Company: **OJSC "Surgutneftegas"** | by OKPO | 05753490 |
| Taxpayer identification number | INN | 8602060555 |
| Type of activity: **oil production, refining, marketing** | by OKVED | 11.10.11 |
| Form of legal organization/form of ownership: **Open Joint Stock Company** | by OKOPF/OKFS | 47/16 |
| Unit of measure: **thousand rubles** | by OKEI | 384 |

***Consolidated***

| Assets | Line code | The reporting year beginning | The reporting period end |
|---|---|---|---|
| 1 | 2 | 3 | 4 |
| **I. Fixed assets** | | | |
| **Intangible assets** | **110** | 161,284 | 192,56 |
| **Subsidiaries' goodwill** | **111** | 39,951,271 | 39,961,21 |
| **Fixed assets** | **120** | 227,333,596 | 224,003,03 |
| **Construction in progress** | **130** | 14,454,819 | 14,151,29 |
| **Profitable investments in material values** | **135** | | |
| **Long-term financial investments** | **140** | 65,528,018 | 92,956,86 |
| **Deferred tax assets** | **145** | | 559,92 |
| **Other fixed assets** | **150** | 2,772,429 | 4,806,02 |
| **Total for Section I** | **190** | **350,201,417** | **376,630,90** |

| | | | |
|---|---|---|---|
| II. Current assets | | | |
| | | | |
| Stock, including: | 210 | 16,840,342 | 17,672,46 |
| raw materials, materials and other similar values | 211 | 12,340,142 | 13,617,61 |
| livestock | 212 | 47,879 | 28,73 |
| expenses for goods in process | 213 | 614,434 | 624,29 |
| commodities and goods for resale | 214 | 2,879,273 | 2,203,72 |
| goods shipped | 215 | 54,284 | 64,43 |
| deferred expenses | 216 | 646,492 | 559,94 |
| other reserves and expenses | 217 | 257,838 | 573,70 |
| VAT for acquired values | 220 | 2,705,228 | 3,088,44 |
| Account receivable (payment expected in over 12 months after the reporting date) | 230 | 237,356 | 691,18 |
| including: buyers and customers | 231 | 1,535 | 15 |
| Account receivable (payment expected within 12 months after the reporting date) | 240 | 22,169,570 | 23,380,54 |
| including: buyers and customers | 241 | 14,855,941 | 15,930,09 |
| Short-term financial investments | 250 | 30,238,860 | 34,017,73 |
| Cash funds | 260 | 1,979,962 | 1,443,27 |
| Other current assets | 270 | 104,888,523 | 115,859,27 |
| **Total for Section II** | **290** | **179,059,841** | **196,152,91** |
| Balance | | | |
| Short-term financial investments | 300 | **529,261,258** | **572,783,82** |

| Liabilities | Line code | The reporting year beginning | The reporting period end |
|---|---|---|---|
| 1 | 2 | 3 | 4 |
| | | | |
| III. Capital and reserves | | | |
| Charter capital | 410 | *43,427,993* | *43,427,99* |
| Own shares, bought back from shareholders | 411 | - | |
| Additional capital | 420 | *287,683,919* | *329,054,88* |
| Reserve capital, including: | 430 | *6,523,153* | *6,522,80* |
| reserves formed in compliance with legislation | 431 | *6,523,153* | *6,522,80* |
| reserves formed in compliance with constituent documents | 432 | | |
| Prior years profit (uncovered loss) | 460 | *158,411,169* | *149,675,07* |
| Reporting year retained profit (uncovered loss) | 470 | | *53,898,80* |
| Reporting year profit (loss) – exchange rate difference basis | 471 | | *(13,584,574* |
| Expenses from reporting year profit | 472 | | *(33,610,794* |

| | | | |
|---|---|---|---|
| **Total for Section III** | **490** | ***496,046,234*** | ***535,384,19*** |
| **Minority share** | **491** | ***3,544,062*** | ***3,678,29*** |
| **Subsidiaries' goodwill** | **492** | ***15,461*** | ***15,46*** |
| **IV. Long-term liabilities** | | | |
| **Borrowings and loans** | **510** | *2,028,916* | *1,793,41* |
| **Deferred tax liabilities** | **515** | | *428,03* |
| **Other long-term liabilities** | **520** | | |
| **Total for Section IV** | **590** | ***2,028,916*** | ***2,221,45*** |
| **V. Short-term liabilities** | | | |
| **Borrowings and loans** | **610** | *687,270* | *2,793,47* |
| **Accounts payable, including:** | **620** | *15,686,610* | *18,997,03* |
| **suppliers and contractors** | **621** | *2,909,310* | *2,425,27* |
| **due to employees** | **622** | *1,744,608* | *1,789,90* |
| **due to state non-budget funds** | **623** | *336,725* | *321,57* |
| **due in taxes and charges** | **624** | *2,032,303* | *6,790,98* |
| **other creditors** | **625** | *8,663,664* | *7,669,31* |
| **Profit payment due to participants (constitutors)** | **630** | *465,943* | *66,82* |
| **Deferred income** | **640** | *7,933,981* | *6,470,55* |
| **Deferred expenditure reserves** | **650** | *2,852,781* | *3,156,53* |
| **Other short-term liabilities** | **660** | | |
| **Total for Section V** | **690** | ***27,626,585*** | ***31,484,42*** |
| | | | |
| **Balance** | **700** | ***529,261,258*** | ***572,783,82*** |

## RPOFIT AND LOSS ACCOUNT

| | | Codes |
|---|---|---|
| | Form № 2 by OKUD | 0710002 |
| for 2003 | Date (year, month, day) | |
| Company: **OJSC "Surgutneftegas"** | by OKPO | 05753490 |
| Taxpayer identification number | INN | 8602060555 |
| Type of activity: **oil production, refining, marketing** | by OKVED | 11.10.11 |
| Form of legal organization/form of ownership: **Open Joint Stock Company** | by OKOPF/OKFS | 47/16 |
| Unit of measure: **thousand rubles** | by OKEI | 384 |

***Consolidated***

| **Item** | **Line code** | **For the reporting period** | **For the same perio of the previous yea** |
|---|---|---|---|
| 1 | 2 | 3 | 4 |
| **Revenues and expenses for ordinary activities** | | | |
| (Net) Proceeds from sales of goods, products, works, services (less VAT, excise duties and similar compulsory payments) | 010 | *235,145,335* | *200,944,98* |
| Cost of goods, products, works, services sold | 020 | *(147,072,493)* | *(122,782,161* |
| Gross profit (010-020) | 029 | *88,072,842* | *78,162,82* |
| Commercial expenses | 030 | *(14,595,532)* | *(12,755,518* |
| Management expenses | 040 | *(16,453)* | *(4,678)* |
| Sales profit (loss) (029-030-040) | 050 | ***73,460,857*** | ***65,402,62*** |

| | | | |
|---|---|---|---|
| **Other revenues and expenses** | | | |
| Interests receivable | 060 | *2,157,147* | *2,149,375* |
| Interests payable | 070 | *(63,503)* | *(45,441* |
| Income from participation in other organizations | 080 | *128,089* | *5,293* |
| Other operating revenues | 090 | *207,183,020* | *128,181,649* |
| Other operating expenses | 100 | *(213,244,372)* | *(131,966,822* |
| **Non-sales revenues and expenses** | | | |
| Non-sales revenues | 120 | *1,809,413* | *1,315,221* |
| Non-sales revenues (exchange rate difference) | 121 | *3,804,525* | *8,005,224* |
| Non-sales expenses | 130 | *(5,679,648)* | *(2,947,986* |
| Non-sales expenses (exchange rate difference) | 131 | *(17,389,099)* | *(462,720* |
| **Reporting year profit (loss) – exchange rate difference (121-131)** | **135** | ***(13,584,574)*** | ***7,542,504*** |
| **Profit (loss) before tax (050+060-070+080+090-100+120-130)** | **140** | ***65,751,003*** | ***62,093,917*** |
| Deferred tax assets | 141 | *559,922* | |
| Deferred tax liabilities | 142 | *(428,036)* | |
| Current profit tax | 150 | *(11,970,044)* | *(12,287,019* |
| Compulsory payments from profit | 151 | *(14,041)* | *(31,248* |
| Expenses from reporting year profit | 152 | *(33,610,794)* | *(39,102,224* |
| **Reporting year retained profit (loss) (140+141-142-150-151-152)** | **190** | ***20,288,010*** | ***10,673,420*** |
| Minority share | **195** | ***145,820*** | ***29,160*** |
| For information only. | | | |
| Non-variable tax liabilities (assets) | 200 | *206,470* | |
| Base profit (loss) per share | | | |
| Diluted profit (loss) per share | | | |

**ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «СУРГУТНЕФТЕГАЗ»**

ул.Кукуевицкого, 1, г.Сургут, Ханты-Мансийский автономный округ, Тюменская обл., Российская Федерация, 628400
Тел.: (3462) 42-61-33, 42-60-28, факс: (3462) 42-64-94, 42-64-95



«24» августа 2004 г. №13-499

The Bank of New York

American Depositary Receipts Administration

101 Barclay Street
New York, NY 10286
USA

Dear Sirs!

Hereby, in conformity with Item 4.07 of the Deposit Agreement, we are sending you Quarterly Report of OJSC Surgutneftegas for the first quarter of 2004.

Enclosure: 1 copy on 143 pages

Yours sincerely,

Deputy Director General
on Securities

Sergei A. Fedorov

Molchanov
777 34 16

# QUARTERLY REPORT

## SECURITIES ISSUER

**Open Joint Stock Company "Surgutneftegas"**

***The Issuer's code: 00155-A***

**for II Quarter 2004**

***Location: Russian Federation, Tyumenskaya Oblast, the city of Surgut, ul. Kukuyevitskogo, 1***
***Mailing address: 628400, RF, Tyumenskaya Oblast, the city of Surgut, ul. Kukuyevitskogo, 1***

***The information contained in the present quarterly report is subject to disclosure pursuant to the Securities Legislation of the Russian Federation***

| | | |
|---|---|---|
| Acting Director General<br>Date: August 11, 2004 | ____________________ | N.I.Matveev<br>name |
| Chief Accountant<br>Date: August 11, 2004 | ____________________ | M.N.Globa<br>name |

STAMP

Contact person: ***Molchanov Anton Ivanovich***
***Securities Division Head***
Phone: ***(095) 928-52-71*** Fax: ***(095) 928-52-71***
E-mail: ***AMolchanov@msk.surgutneftegas.ru***
Website: ***www.surgutneftegas.ru***

# Index

# INTRODUCTION

**The Issuer's full corporate name.**
*Open Joint Stock Company "Surgutneftegas"*

**Abbreviated name.**
*OJSC "Surgutneftegas"*

**Location, mailing address and phone numbers.**
Location: ***Russian Federation, Tyumenskaya Oblast, the city of Surgut, ul. Kukuyevitskogo, 1***
Mailing address: ***628400, RF, Tyumenskaya Oblast, the city of Surgut, ul. Kukuyevitskogo, 1***
Tel.: ***(3462) 42-60-28*** Fax: ***(3462) 42-64-94***
E-mail***: secretary@surgutneftegas.ru***
Website where the present report is available in full:
***www.surgutneftegas.ru***

**Information on the placed securities.**
Type: ***shares***
Category: ***ordinary***
Par value of one share of the issue: ***RUR 1***
Amount of shares of the issue: ***35,725,994,705***

Type: ***shares***
Category: ***preferred***
Par value of one share of the issue: ***RUR 1***
Amount of shares of the issue: ***7,701,998,235***

**Other information that the Issuer may consider relevant to provide.**
***Pursuant to the Order of FKTsB of Russia dated 24.06.2003 No.03-1215/r the additional issues of the issuing securities of Open Joint Stock Company "Surgutneftegas" were merged so that:***
***- the following state registration numbers assigned to the issues of ordinary registered non-documentary shares of Open Joint Stock Company "Surgutneftegas" were cancelled:***
***87-1-664 dated 19.07.1994;***
***MF 67-1-01430 dated 30.09.1996;***
***1-05-00155-A dated 25.08.1997;***
***1-06-00155-A dated 22.12.1997;***
***1-07-00155-A dated 18.04.2000;***
***the above-mentioned issues of the ordinary registered non-documentary shares of Open Joint Stock Company "Surgutneftegas" were assigned the state registration number 1-01-00155-A dated June 24, 2003;***
***- the following state registration numbers assigned to the issues of preferred registered non-documentary shares of Open Joint Stock Company "Surgutneftegas" were cancelled:***
***87-1-664 dated 19.07.1994;***

*MF 67-1-01184 dated 05.04.1996;*
*MF 67-1-01431 dated 30.09.1996;*
*2-05-00155-A dated 25.08.1997;*
*2-06-00155-A dated 24.10.1997;*
*the above-mentioned issues of preferred registered non-documentary shares of Open Joint Stock Company "Surgutneftegas" were assigned the state registration number 2-01-00155-A dated June 24, 2003.*

*"The present quarterly report contains estimates and forecasts of the Issuer's authorized management bodies as to the forthcoming events and/or actions, prospects of development of the Issuer's main industry and the Issuer's operating results, including the Issuer's plans, probability of certain events and actions. Investors should not entirely rely on the estimates and forecasts of the Issuer's management bodies, since for many reasons the Issuer's future actual operating results may differ from the forecast results. Acquisition of the Issuer's securities may entail risks described in the present quarterly report".*

## 1. Summary on the persons on the Issuer's management bodies, the Issuer's bank accounts, auditor, appraiser and financial adviser, and on other persons who signed the present report.

### 1.1 Persons on the Issuer's management bodies.

The Issuer's Board of Directors.

Members:
Name: ***Ananiev Sergei Alekseevich***
Date of birth: ***1959***

Name: ***Bogdanov Vladimir Leonidovich***
Date of birth: ***1951***

Name: ***Bulanov Alexander Nikolaevich***
Date of birth: ***1959***

Name: ***Gorbunov Igor Nikolaevich***
Date of birth: ***1967***

Name: ***Matveev Nikolai Ivanovich***
Date of birth: ***1942***

Name: ***Medvedev Nikolai Yakovlevich***
Date of birth: ***1943***

Name: ***Rezyapov Alexander Filippovich***
Date of birth: ***1952***

Name: ***Usmanov Ildus Shagalievich***
Date of birth: ***1954***

Name: ***Usoltsev Alexander Viktorovich***
Date of birth: ***1938***

The individual executive body: ***Director General***
Name: ***Bogdanov Vladimir Leonidovich***
Date of birth: ***1951***

Members of the collegiate executive body:
***Pursuant to the Company's Charter, the Company has no collegiate executive body***

### 1.2. Information on the Issuer's bank accounts.

Full corporate name of the banking institution: ***Closed Joint Stock Company "Surgutneftegasbank"***
Abbreviated name of the banking institution: ***CJSC "SNGB"***
Location: ***RF, Khanty-Mansiysky Autonomous Okrug, the city of Surgut***
Taxpayer identification number of the banking institution: ***8602190258***
Account number: ***40702810000000100368***
Account type: ***settlement***
Account number: ***40702810700000400368***
Account type: ***settlement***
Account number: ***40702810800000300368***
Account type: ***current***
Account number: ***40702810900000200368***
Account type: ***current***
Account number: ***40702810300001100368***
Account type: ***card account***
Account number: ***43807810200000200368***
Account type: ***deposit***
Account number: ***40702978900000100368***
Account type: ***current foreign currency account, euro***
Account number: ***42102840500000100368***
Account type: ***deposit in foreign currency, up to 30 days, USD***
Account number: ***42106840500000300368***
Account type: ***deposit in foreign currency, from 1 year up to 3 years, USD***
Account number: ***42106840400000400368***
Account type: ***deposit in foreign currency, from 1 year up to 3 years, USD***
Account number: ***42106840300000500368***
Account type: ***deposit in foreign currency, from 1 year up to 3 years, USD***
Account number: ***42106840900001200368***
Account type: ***deposit in foreign currency, from 1 year up to 3 years, USD***
Account number: ***42106840300002100368***
Account type: ***deposit in foreign currency, from 1 year up to 3 years, USD***
Account number: ***42106840200002200368***
Account type: ***deposit in foreign currency, from 1 year up to 3 years, USD***
Account number: ***42106840100002300368***
Account type: ***deposit in foreign currency, from 1 year up to 3 years, USD***
Account number: ***42106840000002400368***
Account type: ***deposit in foreign currency, from 1 year up to 3 years, USD***
Account number: ***40702810700000100684***
Account type: ***settlement***
Bank identification code: ***047144709***
Correspondent account of the banking institution: ***30101810600000000709***

Full corporate name of the banking institution: ***Moscow BRANCH of Closed Joint Stock Company "Surgutneftegasbank"***
Abbreviated name of the banking institution: ***MF CJSC "SNGB"***
Location: ***107045, the city of Moscow, Ananievsky pereulok, 5, building 3***

Taxpayer identification number of the banking institution: ***8602190258***
Account number: ***40702810300070000034***
Account type: ***settlement***
Bank identification code: ***044552698***
Correspondent account of the banking institution: ***30101810800000000698***

Full corporate name of the banking institution: ***Joint Stock Commercial Savings Bank of the Russian Federation (Open Joint Stock Company)***
Abbreviated name of the banking institution: ***Savings Bank of Russia OJSC***
Location: ***117997, Moscow, ul. Vavilova, 19***
Taxpayer identification number of the banking institution: ***7707083893***
Account number: ***42106840700020046025***
Account type: ***deposit in foreign currency, from 1 year up to 3 years, USD***
Account number: ***42106840400020046011***
Account type: ***deposit in foreign currency, from 1 year up to 3 years, USD***
Account number: ***42106840300020046027***
Account type: ***deposit in foreign currency, from 181 days up to 1 year, USD***
Account number: ***42106840900020046029***
Account type: ***deposit in foreign currency, from 1 year up to 3 years, USD***
Account number: ***42106840600020046002***
Account type: ***deposit in foreign currency, from 1 year up to 3 years, USD***
Account number: ***42106840100020046023***
Account type: ***deposit in foreign currency, from 1 year up to 3 years, USD***
Account number: ***42106840800020046006***
Account type: ***deposit in foreign currency, from 1 year up to 3 years, USD***
Account number: ***42106840100020046007***
Account type: ***deposit in foreign currency, from 1 year up to 3 years, USD***
Account number: ***42106840400020046008***
Account type: ***deposit in foreign currency, from 1 year up to 3 years, USD***
Bank identification code: ***047102651***
Correspondent account of the banking institution: ***30101810800000000651***

Full corporate name of the banking institution: ***Branch of the Joint Stock Commercial Savings Bank of the Russian Federation (Open Joint Stock Company), West Siberian Bank***
Abbreviated name of the banking institution: ***West Siberian Bank of the Savings Bank of Russia OJSC***
Location: ***625023, the city of Tyumen, ul. Rizhskaya, 61***
Taxpayer identification number of the banking institution: ***7707083893***
Account number: ***40702810467020103612***
Account type: ***settlement***
Account number: ***42106840567020000001***
Account type: ***deposit in foreign currency, from 1 year up to 3 years, USD***
Bank identification code: ***047102651***
Correspondent account of the banking institution: ***30101810800000000651***

Full corporate name of the banking institution:
***Branch of the Joint Stock Commercial Savings Bank of the Russian Federation (Open Joint Stock Company), South West Bank, Tuapse OSB 1805***
Abbreviated name of the banking institution: ***South West Bank, Tuapse OSB 1805 of the Savings Bank of Russia OJSC***
Location: ***344006, the city of Rostov-on-Don, ul. Pushkinskaya, 116***
Taxpayer identification number of the banking institution: ***7707083893***
Account number: ***40702810230050100115***
Account type: ***settlement***
Bank identification code: ***046015602***
Correspondent account of the banking institution: ***30101810600000000602***

Full corporate name of the banking institution:
***Surgut Branch No.5940 of the Joint Stock Commercial Savings Bank of the Russian Federation (Open Joint Stock Company)***
Abbreviated name of the banking institution: ***Surgut Branch 5940 of the Savings Bank of Russia***
Location: ***628400, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, the city of Surgut, ul. Dzerzhinskogo, 5***
Taxpayer identification number of the banking institution: ***7707083893***
Account number: ***40702810567170101451***
Account type: ***settlement***
Account number: ***42106840267170000002***
Account type: ***deposit in foreign currency, from 1 year up to 3 years, USD***
Bank identification code: ***047102651***
Correspondent account of the banking institution: ***30101810800000000651***

Full corporate name of the banking institution: ***Closed Joint Stock Company "International Moscow Bank"***
Abbreviated name of the banking institution: ***International Moscow Bank (CJSC)***
Location: ***119034, Moscow, Prechistenskaya nab., 9***
Taxpayer identification number of the banking institution: ***7710030411***
Account number: ***40702810000010002908***
Account type: ***settlement***
Account number: ***42102810300010137605***
Account type: ***deposit***
Account number: ***42102840500010132302 / 601633USD4105 05***
Account type: ***deposit in foreign currency, up to 30 days, USD***
Account number: ***42106840400010147794 / 601633USD4111 05***
Account type: ***deposit in foreign currency, from 1 year up to 3 years, USD***
Account number: ***42108840200010148975 / 601633-USD-4058-02***
Account type: ***card account in foreign currency, USD***
Account number: ***42108840500010148976 / 601633-USD-4078-02***
Account type: ***special insurance currency account, USD***
Bank identification code: ***044525545***
Correspondent account of the banking institution: ***30101810300000000545***

Full corporate name of the banking institution: ***Branch «Petersburg Branch» of Closed Joint Stock Company "International Moscow Bank"***
Abbreviated name of the banking institution: ***Branch «Petersburg Branch» of International Moscow Bank (CJSC)***
Location: ***191025 Saint-Petersburg, Naberezhnaya reki Fontanki, 48/2***
Taxpayer identification number of the banking institution: ***7710030411***
Account number: ***40702810000020407178***
Account type: ***settlement***
Bank identification code: ***044030858***
Correspondent account of the banking institution: ***30101810800000000858***

Full corporate name of the banking institution: ***Joint Stock Commercial "The Moscow Municipal Bank – Bank of Moscow" (OJSC)***
Abbreviated name of the banking institution: ***OJSC "Bank of Moscow"***
Location: ***107996 Moscow, ul. Rozhdestvenka, 8/15, building 3***
Taxpayer identification number of the banking institution: ***7702000406***
Account number: ***40702810900170000324***
Account type: ***settlement***
Bank identification code: ***044525219***
Correspondent account of the banking institution: ***30101810500000000219***

Full corporate name of the banking institution: ***Joint Stock Bank of Gas Industry "Gazprombank" (Closed Joint Stock Company)***
Abbreviated name of the banking institution: ***AB "Gazprombank" (CJSC)***
Location: ***117418 Moscow, ul. Novocheryomushkinskaya, 16, building 1***
Taxpayer identification number of the banking institution: ***7744001497***
Account number: ***40702810800000002623***
Account type: ***settlement***
Bank identification code: ***044525823***
Correspondent account of the banking institution: ***30101810200000000823***

Full corporate name of the banking institution: ***Tuapse Branch of Joint Stock Commercial Bank "Yugbank" (Open Joint Stock Company)***
Abbreviated name of the banking institution: ***Tuapse Branch of OJSC AKB "Yugbank"***
Location: ***352800 Tuapse, ul. Gertsena, 3***
Taxpayer identification number of the banking institution: ***2310042974***
Account number: ***40702810200001201439***
Account type: ***settlement***
Bank identification code: ***040364899***
Correspondent account of the banking institution: ***30101810000000000899***

Full corporate name of the banking institution: ***Joint Stock Commercial Bank "ROSBANK" (Open Joint Stock Company)***
Abbreviated name of the banking institution: ***OJSC AKB "ROSBANK"***
Location: ***107078 Moscow, ul. Mashi Poryvaevoy, 11***
Taxpayer identification number of the banking institution: ***7730060164***
Account number: ***40702810700001013054***

Account type: ***current***
Account number: ***42104840500000013054***
Account type: ***deposit in foreign currency, from 91 days up to 180 days, USD***
Bank identification code: ***044525256***
Correspondent account of the banking institution: ***30101810000000000256***

Full corporate name of the banking institution: ***Bank of Foreign Economic Activity of the USSR***
Abbreviated name of the banking institution: ***Vnesheconombank of the USSR***
Location: ***103810 GSP-78, Moscow, prospekt Akademika Sakharova, 9***
Taxpayer identification number of the banking institution: ***7708011796***
Account number: ***40502840609882059800***
Account type: ***blocked account***
Account number: ***40702R77709882039800***
Account type: ***blocked account, exchange rubles, Korea***
Bank identification code: ***044525060***
Correspondent account of the banking institution: ***30101810500000000060***

**1.3. Information on the Issuer's auditor(s).**

Name: ***Limited Liability Company "Rosekspertiza"***
Abbreviated name: ***LLC "Rosekspertiza"***
Location: ***107078, Russian Federation, Moscow, ul. Mashi Poryvaevoy, 11***
Tel.: ***(095) 721-38-83*** Fax: ***(095) 721-38-94***
E-mail: ***rosexpertiza@glasnet.ru***
Information on Auditor's license:
Number: ***E 000977***
Date of issue: ***25.06.2002***
Date of expiry: ***24.06.2007***
Body that issued the license: ***Ministry of Finance of the Russian Federation***

Financial years for which the Auditor conducted independent audit of the Company's financial (accounting) reports:
***LLC "Rosekspertiza" conducted independent audit of the Company's financial (accounting) reports for the reporting periods from 1995 to 2001 inclusive and for 2003.***

The Auditor's independence from the Issuer: ***LLC "Rosekspertiza" is an independent auditor. The institutors of LLC "Rosekspertiza" are natural persons, citizens of the Russian Federation.***
***There are no factors influencing the independence of LLC "Rosekspertiza" from the Company.***

Auditor selection procedure: ***The Company's Board of Directors at its meeting considers proposals from various auditing companies which have been received by the date of the meeting. The Board of Directors reviews the proposals from auditing companies and adopts a resolution to recommend an auditor to be further approved by a Shareholders' Meeting.***

Information on works conducted by the Auditor as part of its specific auditing tasks:
***In November 2003, LLC "Rosekspertiza" as part of agreed-upon auditing procedures examined the data contained in the tables on mobilization equipment, prepared by the Company as of 01.01.2003 as required by Provision on Procedures of Economic Encouragement of Preparation of Mobilization of the Economic System No.GG-181, 13-6-5/9564, BG-18-01/3 approved by the Ministry of Economic Development and Trade of the Russian Federation, the Ministry of Finance of the Russian Federation and the Ministry of Taxes of the Russian Federation dated 02.12.2002.***

Information on substantial interests between the Auditor (its officers) and the Company (its officers):
***- LLC "Rosekspertiza" and its officers do not have any share in the Company's charter capital and are not the Company's shareholders;***
***- LLC "Rosekspertiza" and its officers have not borrowed any funds from the Company;***
***- LLC "Rosekspertiza" and its officers have not participated in promotion of the Company's products (services) and have not participated in any joint activities with the Company both of commercial and non-commercial nature;***
***- Officers of LLC "Rosekspertiza" do not have any kinship with the Company's officers;***
***- None of the Company's officers is at the same time an officer of LLC "Rosekspertiza", as well as none of the officers of LLC "Rosekspertiza" is at the same time the Company's officer.***

Procedure for determining the size of the Auditor's remuneration and information on deferred and overdue payments for services provided by the Auditor:
***LLC "Rosekspertiza" tenders a commercial offer to the Board of Directors of the Company, which specifies the audit procedure in all substantial aspects, estimation of labor costs to conduct the audit of the Company's annual financial (accounting) reports, estimation of traveling expenses, as well as provides a draft Auditing Services Agreement. If necessary, the Company may require additional estimations and explanations from LLC "Rosekspertiza". Based on the provided information, the Company's Board of Directors makes a decision in regard to the amount of remuneration due to LLC "Rosekspertiza". The Company has no delayed or overdue payments to be made to LLC "Rosekspertiza" for rendered services.***

**1.4. Information on the Issuer's appraiser.**

Name: ***Open Joint Stock Company "Obyedinennye konsultanty "FDP"***
Abbreviated name: ***OJSC "Obyedinennye konsultanty "FDP"***
Location: ***Moscow, prospekt Mira, 124, apt. 15***
Tel.: ***(095) 283-74-54*** Fax: ***(095) 283-34-17***
E-mail: ***fdp@fdp.ru***

Information on Appraiser's license:
Number: ***No.000016***
Date of issue: ***06.08.2001***
Date of expiry: ***06.08.2004***
The body that issued the license: ***Ministry of Property Relations of the Russian Federation***

Information on appraising services: ***OJSC "Obyedinennye konsultanty "FDP" presented its expert opinion on reproduction cost of fixed assets as of 01.01.2004.***

## 1.5. Information on the Issuer's advisors.

***The Issuer has no financial advisor.***

## 1.6. Information on the other persons who signed the present quarterly report.

*Name:* ***Globa Mikhail Nikolaevich***
*Company:* ***OJSC "Surgutneftegas"***
*Position:* ***Chief Accountant***
*Tel.:* ***(3462) 42 69 39*** Fax: ***(3462) 42 58 09***

# 2. Information on the Issuer's financial and economic position.

## 2.1. The Issuer's financial and economic performance indicators:

***The financial and economic indicators for the reporting period have been analyzed as of the end of the reporting quarter on an accrual basis (Form 2).***

***The indicators behavior analysis for the reporting period has been performed in comparison to the reporting period of the previous financial year.***

| Item | As of 30.06.2003 | As of 30.06.2004 |
|---|---|---|
| The Company's net assets value, thousand RUR | *488,619,686* | *582,733,217* |
| Raised funds to capital and reserves, % | *5.84* | *5.35* |
| Short-term liabilities to capital and reserves, % | *5.58* | *4.96* |
| Cover of debt servicing payments, RUR/RUR | *2.42* | *2.95* |
| Debt in arrears, % | *0.88* | *0.02* |
| Net assets turnover, times | *0.20* | *0.22* |
| Payables turnover, times | *4.38* | *4.83* |
| Receivables turnover, times | *3.37* | *4.75* |
| Share of profit tax in pre-tax profit, % | *17.37* | *22.46* |

***Net assets value evidences that the Company's financial position is stable.***

***The Company's dependence on external investors (i.e. "Raised funds to capital and reserves" and "Short-term liabilities to capital and reserves") has not changed significantly and is extremely low.***

***Higher receivables turnover is due to better counteragents' accuracy of payments and increased sales. The Company's credit risk is minimal.***

## 2.2. Market capitalization.

***Market capitalization for the previous five financial years is calculated as a sum of products of the amounts of shares of each category and weighted average prices of one share of this category as per top 10 major transactions made through the organizer of securities market trade (RTS) in December of the corresponding complete financial year.***

***Market capitalization for 2Q2004 is calculated as a sum of products of the amount of shares of each category and weighted average price of one share of this category as per top 10 major transactions made through the organizer of securities market trade (RTS) in May 2004:***

*Period: 1999*
*Market capitalization:* ***$6,286,557,753***

*Period: 2000*
*Market capitalization:* ***$8,600,550,747***

*Period: 2001*
*Market capitalization:* ***$11,999,520,907***

*Period: 2002*
*Market capitalization:* ***$12,597,329,217***

*Period: 2003*
*Market capitalization:* ***$23,455,881,946***

*Period: 2 Quarter 2004*
*Market capitalization:* ***$27,180,530,961***

## 2.3. The Issuer's liabilities.

### 2.3.1. Accounts payable.

*Accounts payable as of 30.06.2004* *thousand RUR*

| ***Liabilities*** | ***Payment period*** | | | | | |
|---|---|---|---|---|---|---|
| | ***up to 30 days*** | ***31 to 60 days*** | ***61 to 90 days*** | ***91 to 180 days*** | ***181 days to 1 year*** | ***over 1 year*** |
| ***Total short-term*** | ***15,019,576*** | ***0*** | ***0*** | ***0*** | ***13,564,313*** | ***2,280,926*** |

| | | | | | | |
|---|---|---|---|---|---|---|
| *and long-term liabilities* | | | | | | |
| *Total accounts payable, including:* | *15,019,576* | | | | | |
| *- due to suppliers and contractors* | *1,852,526* | | | | | |
| *- bills payable* | | | | | | |
| *- due to the Issuer's affiliates* | | | | | | |
| *- accrued payroll* | *1,622,895* | | | | | |
| *- due to the budget and non-budget funds* | *8,931,118* | | | | | |
| *- other accounts payable* | *2,613,037* | | | | | |
| *Total loans* | | | | | *3,011* | *1,453,654* |
| *Total borrowings, including:* | | | | | *4,724,987* | *188,166* |
| *- bonded loans* | | | | | | |
| *Other liabilities* | | | | | *8,836,315* | *639,106* |

| | | | | | | |
|---|---|---|---|---|---|---|
| *Total overdue accounts payable, including:* | *7,445* | | | | | |
| *- due to the budget and non-budget funds* | | | | | | |
| *-due to suppliers and contractors* | *7,445* | | | | | |
| *Loans in arrears* | | | | | | |
| *Borrowings in arrears* | | | | | | |

***There are no creditors who account for at least 10 per cent of the total accounts payable as of 30.06.2004.***

2.3.2. Credit history.

***There are no credit agreements and/or loan agreements, valid as of the last day of the reporting quarter, with the principal amounting to or exceeding 10 per cent of the Company's net assets value as of the last day of the reporting period, which precedes conclusion of the corresponding agreement.***

2.3.3. The Issuer's liabilities relating to backing provided to third parties.

***The Company has no liabilities relating to backing provided to third parties.***

2.3.4. The Issuer's other liabilities.

***The Company has no other liabilities not shown on its balance sheet.***

**2.4. Objectives of the issues and information of the use of funds generated by placement of issuing securities.**

***The Company did not place any securities in the reporting period.***

**2.5. Risks related to acquisition of placed issuing securities or those being placed.**

2.5.1. Industry risks.

***Major factors affecting oil prices in the short and middle term perspective are the following:***

***- Changes in global markets:***

*- the economic situation in major oil consuming countries (the US and the European Union);*

*- OPEC decisions on oil supplies to global markets;*

*- military conflict escalation in the Middle East;*

***- Changes in the Russian market:***

*- pace of oil export capacity expansion;*

*- the economic situation and growth trends in the Russian Federation;*

*- world oil price fluctuations affecting profitability of oil and petroleum products exports by rail.*

2.5.2. Country and region risks.

***The Company's core business is located in Khanty-Mansiysky and Yamalo-Nenetsky Autonomous Okrugs of Tyumenskaya Oblast and in the northwestern and central regions of the Russian Federation. The fact that we are committed to the efficiency of our business aimed at long-term growth, social responsibility to the country, society and employees, and that Russia and those regions where we operate have been demonstrating sustainable development in recent years, removes any grave country- and region-related political risks.***

***Geographically, the regions where the Company does its business are unlikely to face any major seismic hazard or to experience more natural disasters than any other region of the Russian Federation on average.***

2.5.3. Financial risks.

*One of the primary earning activities of the Company is export of oil and petroleum products to foreign markets. As a rule, export payments are made in US dollars, which brings about US dollar foreign exchange risks. In this regard, the Company's short-term and long-term financial investment policy seeks to reduce risks of currency exposure.*

*Interest rate risks have less impact on the Company's operations owing to its strong financial position, absence of heavy debts, and availability of substantial cash assets to be spent on strategic projects. However, changes in interest rates related to country risks reevaluation may entail changes in the Company's requirements for investment projects return.*

2.5.4. Legal risks.

*Changes in tax laws, i.e. higher tax rates or different scheme or time frame for calculation and payment of taxes, may reduce the Company's profit.*

*Changes in licensing requirements for the Company may lead to a longer period needed for preparation of documents to renew licenses; besides, the Company may have to align the Company's operations with the new requirements. However, this risk should be considered low, except for the cases when the Company will not be able to comply with the requirements to renew licenses or carry out its activities, which are to be licensed, or when compliance with requirements will entail excessive expenses, which may result in the Company terminating this kind of activity.*

*Changes in judicial practice are mainly related to changes in laws. Nevertheless, there is not much possibility of such changes, which may deeply affect the Company's operations.*

*Federal Law No.173-FZ "On Currency Exchange Regulation and Currency Control" of December 10, 2003 provides for the obligation to reserve monetary funds in the Russian Federation currency (inter alia, by residents) on a separate account with an authorized bank before some exchange transactions specified in the above law are conducted, which is to result in a partial outflow of cash to be further reserved.*

*Order No. 243 of the Government of the RF dated 17.05.2004 "On Approval of Crude Oil and Oil Products Export Duties..." increases the crude oil and oil products export duties (from USD 35.2/ton up to USD 41.6 and from USD 31.7/ton up to USD 37.5, correspondingly). Such changes may impact the amount of net profit of the Company, which directly depends on the export duties on oil and oil refining products.*

2.5.5. Risks related to the Issuer's operations.

***Key risks that may deeply affect the Company's operations are external factors such as changes in prices in both world and domestic markets, expansion of Russian export capacities to transport oil and petroleum products, higher transport and electricity tariffs, and additional taxes imposed on Russian oil producers.***

## 3. Detailed information on the Issuer.

### 3.1. The Issuer's history

3.1.1. Information on the Issuer's corporate name (name):
The Issuer's full corporate name:
***Open Joint Stock Company "Surgutneftegas"***
Abbreviated name:
***OJSC "Surgutneftegas"***

Information on the alterations in the Issuer's name and its organizational and legal form:
***Production Association "Surgutneftegas"***
***PO "Surgutneftegas"***
Introduced: ***15.09.1977***

***Open Joint Stock Company "Surgutneftegas"***
***AOOT "Surgutneftegas"***
Introduced: ***06.05.1993***

***Open Joint Stock Company "Surgutneftegas"***
***OJSC "Surgutneftegas"***
Introduced: ***27.06.1996***

The current name was introduced: ***27.06.1996***

3.1.2. Information on the state registration of the Issuer.

The date of the state registration of the Issuer: ***06.05.1993***
Number of the state registration certificate (or other document confirming the state registration of the Issuer): ***12-4782***
The body that conducted the state registration: ***Administration of the city of Surgut of Khanty-Mansiysky Autonomous Okrug of Tyumenskaya Oblast***
Date of registration in the United State Register of Legal Entities: ***18.09.2002***
Main state registration number: ***1028600584540***
The body that conducted the state registration: ***Ministry of Taxes and Duties of Russia for Surgut, Khanty-Mansiysky Autonomous Okrug***

3.1.3. Information on the Issuer's establishment and evolution.

The Issuer's life period: ***The Company was established on 06.05.1993 in accordance with Order of the President of the Russian Federation No.1403 "On Specifics of Privatization and Transformation into Joint Stock Companies of State Enterprises, Production and Scientific Production Associations of Petroleum Industry, Petroleum Refining and Oil Products Marketing Industries" dated 17.11.1992. - Transformation of PO "Surgutneftegas" into AOOT "Surgutneftegas". Resolution of the Annual General Shareholders' Meeting dated 15.06.1996, minutes No.32, which was accepted in order to bring the Company's constituent documents into conformity with Federal Law No.208-FZ "On Joint Stock Companies" dated 26.12.1995, approved the new edition of the Company's Charter, according to which the Company's corporate name was changed from AOOT "Surgutneftegas" to OJSC "Surgutneftegas" beginning from 27.06.1996.***

The period when the Issuer ceases to exist: ***indefinite.***

Corporate purpose: ***the main corporate objective is profit earning.***

Other information: ***no other information.***

3.1.4. Contacts.

Location: ***Russian Federation, Tyumenskaya Oblast, the city of Surgut, ul. Kukuyevitskogo, 1***
Location of the Issuer's continuing executive body: ***Russian Federation, Tyumenskaya Oblast, the city of Surgut, ul. Kukuyevitskogo, 1***

Tel.: ***(3462) 42 60 28***
Fax: ***(3462) 42 64 94***

E-mail: ***secretary@surgutneftegas.ru***
Website: ***www.surgutneftegas.ru***

Shareholder and Investor Relations Company
Name: ***Limited Liability Company "Invest-Zashchita"***
Location: ***Russian Federation, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, the city of Surgut***
Tel.: ***(3462) 46 46 50***
Fax: ***(3462) 46 46 50***
E-mail: ***invz@wsnet.ru***
Website: ***no website***

3.1.5. Taxpayer identification number.
***8602060555***

3.1.6. Branches and representative offices.

Name: ***Moscow Representative Office of OJSC "Surgutneftegas"***
Location: ***101000, Russian Federation, Moscow, ul. Myasnitskaya, 34, Building 1***
Mailing address: ***101000, Russian Federation, Moscow, ul. Myasnitskaya, 34, Building 1***
Head: ***Makarkin Yury Nikolaevich***
Opening date: ***27.09.1993***
Term of the Power of Attorney: ***31.12.2004***

Name: ***Saint Petersburg Representative Office of OJSC "Surgutneftegas"***
Location: ***Russian Federation, Saint Petersburg, ul.Podkovyrova, 37***
Mailing address: ***Russian Federation, Saint Petersburg, ul.Podkovyrova, 37***
Head: ***Manoilin Viktor Ivanovich***
Opening date: ***28.05.1998***
Term of the Power of Attorney: ***23.10.2004***

**3.2. The Issuer's core economic activity.**

3.2.1. Industry classification of the Issuer.
OKVED codes: ***11.10.11; 45; 74.14; 74.20.2; 64.20; 75.13; 55.30; 52; 72; 22.1.***

3.2.2. The Issuer's core economic activity.
***Industry classification of the Issuer: according to the All-Russia Classifier of Economic Activities, the code of the Issuer's main activity is OKVED 11.10.11, Crude Oil and Petroleum (Associated) Gas Production.***

Core economic activity: ***Oil and associated gas production is the core economic activity.***

| Items | Unit | 2Q2004 |
|---|---|---|
| ***Operating revenues*** | ***RUR '000*** | ***69,294,056*** |
| ***Change against previous reporting period*** | ***%*** | ***16.6*** |
| ***Share of operating revenues in total revenues*** | ***%*** | ***98.0*** |

The reason why revenues changed by 10% or more against the previous reporting period: ***The reasons why the operating revenues in the reporting period increased were higher prices for crude oil and oil products in world and domestic markets.***

Seasonal character of the main activities (seasons): ***The character of OJSC "Surgutneftegas" activities is not seasonal.***

3.2.3. Main types of goods (works, services).

**Main types of goods that account for no less than 10% of sales**

| Item | Unit | 2Q2004 |
|---|---|---|
| Oil production | *'000 tons* | *14,621.4* |
| Oil sales | *'000 tons* | *11,425.5* |
| Average oil price | *RUR/ton* | *4,478.9* |
| Oil sales proceeds (at the Company's values) | *RUR '000* | *51,173,958* |
| Share in total proceeds | *%* | *73.9* |
| Price index (as compared with the preceding reporting period) | *%* | *111.5* |
| Oil products sales | *'000 tons* | *2,964.9* |
| Average oil products price | *RUR/ton* | *4,730.2* |
| Oil products sales proceeds | *RUR '000* | *14,024,680* |
| Share in total proceeds | *%* | *20.2* |
| Price index (as compared with the preceding reporting period) | *%* | *122.1* |
| Industrial producer price index | *%* | *107.5* |

***Higher prices for oil and oil products in the reporting period are subject to higher world oil and oil products prices.***

**Marketing of each main type of goods**

| Type of goods | Marketing scheme for goods (works, services) | 2Q2004 |
|---|---|---|
| | | *% of sales* |
| *- oil* | *- though Commission Agent*<br>*- direct sales* | *11.1*<br>*62.8* |
| *- oil products* | *- though Commission Agent*<br>*- direct sales* | *4.8*<br>*15.4* |

***Breakdown of the Company's costs of production and sale of each main type of goods***

| Item of cost | Oil products | Oil and gas production |
|---|---|---|
| | 2Q2004 | 2Q2004 |
| | % | % |
| Raw materials and supplies | *71.45* | *0.00* |
| Acquired components and semi-finished articles | *0* | *1.93* |
| Works and production services rendered by third parties (including structural units) | *26.54* | *23.48* |
| Fuel | *0* | *0.58* |
| Energy | *0* | *3.49* |

| | | |
|---|---|---|
| Labor costs | *0* | *6.62* |
| Interest on credits | *0* | |
| Rental payment | *0* | *0.17* |
| Social expenditure | *0* | *1.24* |
| Depreciation of fixed assets | *0* | *23.20* |
| Taxes included in production costs | *2.01* | *36.48* |
| Other expenses | *0* | *2.81* |
| amortization of intangible assets | *0* | *0.02* |
| remuneration for rationalization proposals | *0* | *0.00* |
| compulsory insurance payments | *0* | *0.46* |
| entertainment expenses | *0* | *0.07* |
| other | *0* | *2.26* |
| Total costs of production and sale of goods | *0* | *100.00* |
| Proceeds from sale of goods, % | *20.2* | *77. 7* |

***The accounting statements of the Company as of June 30, 2004 have been prepared in accordance with the accounting standards of the Russian Federation as per Federal Law of the Russian Federation No.129-FZ "On Accounting" of November 21, 1996, "Accounting and Reporting Regulations in the Russian Federation" approved by Order No.34n of the Ministry of Finance of the Russian Federation of July 29, 1998, «Accounting Regulations «Reporting of an Enterprise» PBU 4/99 approved by Order No.43n of the Ministry of Finance of the Russian Federation of July 6, 1999, Order No.67n of the Ministry of Finance of the Russian Federation of July 22, 2003 «Reporting Standards of Enterprises».***

3.2.4. The Issuer's suppliers providing more than 10% of overall material assets delivered, with their share in total supplies specified:

***The Issuer has no suppliers providing more than 10% of overall material assets delivered.***

***Import accounted for 11.31% in total supplies of material assets delivered in the second quarter of 2004.***

3.2.5. Marketing outlets for the Issuer's products (work, services).

***Main products of the Company are oil and oil products.***

| OIL | *2Q 2004* |
|---|---|
| *- on the territory of Russia* | *The Volga Federal District*<br>*The Northwest Federal District*<br>*The Central Federal District*<br>*The Far East Federal District* |
| *- export* | *European countries*<br>*CIS countries* |

| OIL PRODUCTS | *2Q 2004* |
|---|---|
| *- on the territory of Russia* | *The Northwest Federal District* |
| *- export* | *European countries* |

***Lower world oil and oil products prices, higher transport tariffs and possible export quota restrictions are some of the factors that can adversely affect our sales.***

***To minimize this impact, the Company is going to monitor prices in global and domestic oil and oil products markets and to adjust export volumes according to prices.***

3.2.6. Activities concerning working capital and reserves.

| Item | 1H2003 | 1H2004 |
|---|---|---|
| *Inventory turnover ratio, times* | *3.80* | *4.88* |

***The Company's higher turnover ratio implies acceleration of turnover of inventory, which means that the reporting period saw better efficiency of use of the Company's resources as compared with the same period of the previous year and saw released funds from circulation.***

The Company's working capital and reserves strategy.
***The Company's working capital and reserves strategy involves lower working capital turnover with the same level and structure of current assets.***

3.2.7. Raw materials.

***The Company does not use any raw materials while conducting its core business (production of oil and gas).***

3.2.8. Major competitors.

***In recent years the Russian oil industry trends have been considerably determined by a strong growth of world demand for hydrocarbons. Since 1999 world market conditions have been improving and thus have let oil companies increase production through capital investments in reserve development and a greater number of fields and licenses acquired through purchase of oil producing assets. Besides, the application of advanced technologies making it possible to increase the efficiency of reservoir development as far as a rate of growth, lower operating expenses, and a higher oil recovery factors are concerned, promoted the overall production growth of the industry. Throughout the period from 1999 to 2003 the aggregate oil production growth amounted to 38%.***

*Over the past five years the Company has enjoyed a 44% increase in oil production, this is higher than an average growth in the industry. The steady growth was due to lavish capital investments in the development of old and new fields, comprehensive application of advanced technologies allowing for a higher oil recovery factor at the Company's oil fields.*

*Since the global market for oil and oil products is quite active, and the export capacity of Russian transportation systems as well as the consumer demand at the domestic market are limited, the Company's key competitors in terms of production are oil majors, which produce and market oil and petroleum products in Russia.*

*In 2Q2004, the Company produced 14.621 mn tons of oil, 3.469 bn tons of gas, a 10% and 3.4% increase correspondingly as compared with the previous reporting period.*

*The Company supplies oil and petroleum products to a variety of export markets, such as European countries and the CIS.*

*The Northwest Federal District, the Volga Federal District, the Central Federal District and the Far East Federal District are the key domestic markets for the Company's products.*

## Oil production of our major competitors, the largest Russian companies.

| Company | Country of incorporation | Oil production, thousand tons | | | | | Share in Russian production, % | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | | 1999 | 2000 | 2001 | 2002 | 2003 | 1999 | 2000 | 2001 | 2002 | 2003 |
| LUKoil | Russia | *53,354* | *62,178* | *62,916* | *75,474* | *78,870* | *17* | *19* | *18* | *20* | *19* |
| YUKOS | Russia | *34,188* | *49,547* | *58,113* | *69,387* | *80,747* | *11* | *15* | *17* | *18* | *19* |
| Surgutneftegas | Russia | *37,573* | *40,621* | *44,028* | *49,208* | *54,025* | *12* | *13* | *13* | *13* | *13* |
| TNK | Russia | *20,060* | *30,842* | *40,607* | *37,501* | *42,961* | *7* | *10* | *12* | *10* | *10* |
| Sibneft | Russia | *16,323* | *17,199* | *20,593* | *26,327* | *31,394* | *5* | *5* | *6* | *7* | *7* |
| Rosneft | Russia | *12,554* | *13,473* | *14,942* | *16,112* | *19,568* | *4* | *4* | *4* | *4* | *5* |
| Slavneft | Russia | *11,930* | *12,497* | *14,928* | *14,700* | *18,097* | *4* | *4* | *4* | *4* | *4* |
| Sidanco | Russia | *19,555* | *10,689* | *9,135* | *16,263* | *18,618* | *6* | *3* | *3* | *4* | *4* |
| Bashneft | Russia | *12,261* | *11,941* | *11,864* | *12,015* | *12,046* | *4* | *4* | *3* | *3* | *3* |
| Tatneft | Russia | *24,065* | *24,337* | *24,612* | *24,612* | *24,669* | *8* | *8* | *7* | *6* | *6* |
| Oil majors, total | | *241,862* | *273,323* | *301,736* | *341,599* | *380,995* | *79* | *85* | *87* | *90* | *90* |
| Russian production | | *304,994* | *323,224* | *348,067* | *379,628* | *421,347* | *100* | *100* | *100* | *100* | *100* |

## Gas production of our major competitors, the largest Russian companies.

| Company | Country of incorporation | Gas production, mn. cub. meters | | | | | Share in Russian production, % | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | | 1999 | 2000 | 2001 | 2002 | 2003 | 1999 | 2000 | 2001 | 2002 | 2003 |
| LUKoil | *Russia* | *2,971* | *3,602* | *3,722* | *4,276* | *4,699* | *1* | *1* | *1* | *1* | *1* |
| YUKOS | *Russia* | *1,211* | *1,583* | *1,707* | *2,392* | *3,448* | *0* | *0* | *0* | *0* | *1* |
| Surgutneftegas | *Russia* | *11,118* | *11,144* | *11,103* | *13,304* | *13,883* | *2* | *2* | *2* | *2* | [illegible] |
| TNK | *Russia* | *1,834* | *2,901* | *4,692* | *3,640* | *4,974* | *0* | *0* | *1* | *1* | *1* |

| | | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Sibneft | Russia | 1,345 | 1,428 | 1,639 | 1,402 | 1,986 | 0 | 0 | 0 | 0 | ( |
| Rosneft | Russia | 4,908 | 5,628 | 6,131 | 6,460 | 7,018 | 1 | 1 | 1 | 1 | 1 |
| Slavneft | Russia | 713 | 719 | 1,390 | 559 | 823 | 0 | 0 | 0 | 0 | ( |
| Sidanco | Russia | 2,093 | 1,305 | 715 | 1,130 | 1,844 | 0 | 0 | 0 | 0 | ( |
| Bashneft | Russia | 421 | 391 | 374 | 366 | 369 | 0 | 0 | 0 | 0 | ( |
| Tatneft | Russia | 742 | 749 | 753 | 718 | 728 | 0 | 0 | 0 | 0 | ( |
| Oil majors, total | | 27,355 | 29,450 | 32,224 | 34,246 | 39,770 | 5 | 5 | 6 | 6 | ( |
| Russian production | | 589,690 | 584,186 | 581,509 | 595,373 | 620,325 | 100 | 100 | 100 | 100 | 10( |

## Initial crude oil processing of our major competitors, the largest Russian companies.

| Company | Country of incorp. | Initial processing, thousand tons | | | | | Share in Russian processing, % | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | | 1999 | 2000 | 2001 | 2002 | 2003 | 1999 | 2000 | 2001 | 2002 | 2003 |
| LUKoil | Russia | 20,509 | 23,176 | 22,730 | 33,941 | 34,271 | 12 | 13 | 13 | 18 | 18 |
| YUKOS | Russia | 25,542 | 23,056 | 16,543 | 30,924 | 30,949 | 15 | 13 | 9 | 17 | 16 |
| Surgutneftegas | Russia | 17,152 | 15,967 | 15,868 | 14,812 | 15,296 | 10 | 9 | 9 | 8 | 8 |
| TNK | Russia | 21,966 | 22,466 | 11,801 | 15,519 | 15,749 | 13 | 13 | 7 | 8 | 8 |
| Sibneft | Russia | 12,459 | 12,555 | 13,258 | 13,264 | 13,832 | 7 | 7 | 7 | 7 | 7 |
| Rosneft | Russia | 7,342 | 8,381 | 7,753 | 8,404 | 9,638 | 4 | 5 | 4 | 5 | 5 |
| Slavneft | Russia | 9,776 | 10,826 | 11,476 | 11,833 | 11,739 | 6 | 6 | 6 | 6 | 6 |
| Sidanco | Russia | 3,272 | 3,671 | 13,542 | 4,636 | 4,642 | 2 | 2 | 8 | 3 | 2 |
| Tatneft | Russia | 0 | 0 | 5,915 | 5,347 | 6,326 | 0 | 0 | 3 | 3 | 3 |
| Oil majors, total | | 118,018 | 120,098 | 118,886 | 138,679 | 142,442 | 70 | 69 | 67 | 75 | 75 |
| Russian processing | | 168,886 | 174,604 | 178,362 | 184,961 | 189,478 | 100 | 100 | 100 | 100 | 100 |

***Key competitive strengths of the Company:***

- ***extensive application of advanced oil production technologies;***

***They allow us to profit from difficult-to-recover reserves production and keep our costs competitively low; furthermore, they let us maintain the highest oil recovery ratio in the industry;***

- ***the Company's own service divisions.***

***The Company's service divisions, involved in geological exploration, drilling, well construction, transportation, mechanic engineering and research, enable it to expand into new regions and control capital and operating expenses in production sector;***

- ***convenient location of the Company's refinery in Leningradskaya Oblast: It makes for efficient exports of petroleum products;***
- ***high level of gas production;***

***Efficient utilization of gas resources, the Company's experience in the gas production and processing sector and in power generation makes it possible for the Company to expand its operations in the gas sector and the power industry.***

3.2.9. Information on licenses.

Number: ***KhMN 00431 NE***
Date of issue: ***13.07.1993***
Date of expiry: ***12.07.2013***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil and gas production within Zapadno-Surgutsky licensed area***

Number: ***KhMN 00435 NE***
Date of issue: ***13.07.1993***
Date of expiry: ***12.07.2013***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil and gas production within Vostochno-Surgutsky licensed area***

Number: ***KhMN 00438 NE***
Date of issue: ***14.07.1993***
Date of expiry: ***13.07.2013***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil and gas production within Yaunlorsky licensed area***

Number: ***KhMN 00436 NE***
Date of issue: ***15.07.1993***
Date of expiry: ***14.07.2013***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil and gas production within Saigatinsky licensed area***

Number: ***KhMN 00558 NE***
Date of issue: ***15.07.1993***
Date of expiry: ***14.07.2013***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil and gas production within Vostochno-Yelovy licensed area***

Number: ***KhMN 00814 NE***
Date of issue: ***04.06.1998***
Date of expiry: ***03.06.2023***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***

Range of activity: ***geological examination of mineral resources, oil and gas exploration and production within Tonchinsky licensed area***

Number: ***KhMN 01237 NE***
Date of issue: ***22.05.2000***
Date of expiry: ***21.05.2025***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil and gas production within Zapadno-Erginsky licensed area***

Number: ***KhMN 01236 NE***
Date of issue: ***22.05.2000***
Date of expiry: ***21.05.2025***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil and gas production within Kondinsky licensed area***

Number: ***KhMN 01233 NE***
Date of issue: ***22.05.2000***
Date of expiry: ***21.05.2025***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil and gas production within Chaprovsky licensed area***

Number: ***TYuM 11997 NR***
Date of issue: ***11.12.2003***
Date of expiry: ***24.11.2028***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil and gas production within Severo-Yutymsky licensed area***

Number: ***TYuM 11998 NR***
Date of issue: ***11.12.2003***
Date of expiry: ***24.11.2028***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil and gas production within Yuzhno-Yutymsky licensed area***

Number: ***KhMN 00408 NE***
Date of issue: ***14.07.1993***
Date of expiry: ***13.07.2013***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***

Range of activity: ***geological examination of mineral resources, oil and gas production within Fedorovsky licensed area***

Number: ***KhMN 00405 NE***
Date of issue: ***14.07.1993***
Date of expiry: ***13.07.2013***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil and gas production within Dunaevsky licensed area***

Number: ***KhMN 00406 NE***
Date of issue: ***15.07.1993***
Date of expiry: ***14.07.2013***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil and gas production within Lyantorsky licensed area***

Number: ***KhMN 00412 NE***
Date of issue: ***05.07.1994***
Date of expiry: ***04.07.2013***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil and gas production within Maslikhovsky licensed area***

Number: ***KhMN 00440 NE***
Date of issue: ***05.03.1997***
Date of expiry: ***04.03.2022***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil and gas production within Sakhalinsky licensed area***

Number: ***KhMN 00439 NE***
Date of issue: ***05.03.1997***
Date of expiry: ***04.03.2022***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil and gas production within Synyegansky licensed area***

Number: ***KhMN 00433 NE***
Date of issue: ***27.12.1993***
Date of expiry: ***26.12.2018***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***

Range of activity: ***geological examination of mineral resources, oil and gas production within Yuzhno-Komynsky licensed area***

Number: ***KhMN 00811 NE***
Date of issue: ***04.06.1998***
Date of expiry: ***03.06.2023***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil and gas production within Zapadno-Kamynsky licensed area***

Number: ***KhMN 01087 NE***
Date of issue: ***27.09.1999***
Date of expiry: ***26.09.2024***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil and gas production within Severo-Seliyarovsky licensed area***

Number: ***KhMN 01524 NR***
Date of issue: ***18.04.2001***
Date of expiry: ***17.04.2026***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***mineral resources geological examination, oil and gas production within Larkinsky licensed area***

Number: ***KhMN 12326 NE***
Date of issue: ***23.04.2004***
Date of expiry: ***01.03.2024***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil and gas production within Zapadno-Karpamansky licensed area***

Number: ***KhMN 00409 NE***
Date of issue: ***13.07.1993***
Date of expiry: ***12.07.2013***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil and gas production within Bystrinsky licensed area***

Number: ***KhMN 00437 NE***
Date of issue: ***20.07.1993***
Date of expiry: ***19.07.2013***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***

Range of activity: ***geological examination of mineral resources, oil and gas production within Solkinsky licensed area (Northern part)***

Number: ***KhMN 00418 NE***
Date of issue: ***15.07.1993***
Date of expiry: ***14.07.2013***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil and gas production within Zapadno-Solkinsky licensed area***

Number: ***KhMN 00407 NE***
Date of issue: ***29.09.1993***
Date of expiry: ***28.09.2013***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil and gas production within Vachimsky licensed area***

Number: ***KhMN 00410 NE***
Date of issue: ***14.07.1993***
Date of expiry: ***13.07.2013***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil and gas production within Komaryinsky licensed area***

Number: ***KhMN 00422 NE***
Date of issue: ***24.10.1995***
Date of expiry: ***23.10.2020***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil and gas production within Tundrinsky licensed area***

Number: ***KhMN 01235 NE***
Date of issue: ***22.05.2000***
Date of expiry: ***21.05.2025***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil and gas production within Novobystrinsky licensed area***

Number: ***KhMN 01525 NR***
Date of issue: ***18.04.2001***
Date of expiry: ***17.04.2026***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***

Range of activity: ***geological examination of mineral resources, oil and gas production within Rogozhnikovsky licensed area***

Number: ***KhMN 11355 NE***
Date of issue: ***26.12.2002***
Date of expiry: ***26.06.2014***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil and gas production within Severo-Yurievsky licensed area***

Number: ***KhMN 00423 NE***
Date of issue: ***14.07.1993***
Date of expiry: ***13.07.2013***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil and gas production within Savuysky licensed area***

Number: ***KhMN 00419 NE***
Date of issue: ***13.07.1993***
Date of expiry: ***12.07.2013***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil and gas production within Rodnikoviy licensed area***

Number: ***KhMN 00417 NE***
Date of issue: ***14.07.1993***
Date of expiry: ***13.07.2013***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil and gas production within Russkinskoy licensed area***

Number: ***KhMN 00564 NE***
Date of issue: ***27.09.1993***
Date of expiry: ***28.09.2013***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil and gas production within Konitlorsky licensed area***

Number: ***KhMN 01234 NE***
Date of issue: ***22.05.2000***
Date of expiry: ***21.05.2025***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***

Range of activity: ***geological examination of mineral resources, oil and gas production within Sykhtymsky licensed area***

Number: ***KhMN 00434 NE***
Date of issue: ***14.07.1993***
Date of expiry: ***13.07.2013***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil and gas production within Nizhne-Sortymsky licensed area***

Number: ***KhMN 00411 NE***
Date of issue: ***13.07.1993***
Date of expiry: ***12.07.2013***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil and gas production within Alyekhinsky licensed area***

Number: ***KhMN 00432 NE***
Date of issue: ***14.07.1993***
Date of expiry: ***13.07.2013***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil and gas production within Kamynsky licensed area***

Number: ***KhMN 00563 NE***
Date of issue: ***18.02.1994***
Date of expiry: ***17.02.2014***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil and gas production within Tyansky licensed area***

Number: ***KhMN 00560 NE***
Date of issue: ***29.09.1993***
Date of expiry: ***28.09.2013***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil and gas production within Ai-Pimsky licensed area***

Number: ***KhMN 00562 NE***
Date of issue: ***18.02.1994***
Date of expiry: ***17.02.2014***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***

Range of activity: ***geological examination of mineral resources, oil and gas production within Bittemsky licensed area***

Number: ***KhMN 00559 NE***
Date of issue: ***18.02.1994***
Date of expiry: ***17.02.2014***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil and gas production within Tromyegansky licensed area***

Number: ***KhMN 00561 NE***
Date of issue: ***18.02.1994***
Date of expiry: ***17.02.2014***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil and gas production within Vostochno-Tromyegansky licensed area***

Number: ***KhMN 00420 NE***
Date of issue: ***24.10.1995***
Date of expiry: ***23.10.2020***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil and gas production within Losevoy licensed area***

Number: ***KhMN 00421 NE***
Date of issue: ***24.10.1995***
Date of expiry: ***23.10.2020***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil and gas production within Khorlorsky licensed area***

Number: ***KhMN 00684 NR***
Date of issue: ***03.12.1997***
Date of expiry: ***02.12.2022***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil and gas exploration and production within Chigorinsky licensed area***

Number: ***KhMN 00683 NR***
Date of issue: ***03.12.1997***
Date of expiry: ***02.12.2022***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***

Range of activity: ***geological examination of mineral resources, oil and gas production within Verkhne-Nadymsky licensed area (Southern part)***

Number: ***SLKh 00422 NE***
Date of issue: ***17.12.1997***
Date of expiry: ***16.12.2022***
The body that issued the license: ***Mineral Resources Committee for Yamalo-Nenetsky Autonomous Okrug***
Range of activity: ***geological examination of mineral resources, oil and gas production within Verkhne-Nadymsky licensed area (Northern part)***

Number: ***KhMN 00812 NE***
Date of issue: ***04.06.1998***
Date of expiry: ***03.06.2023***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil and gas production within Zapadno-Ai-Pimsky licensed area***

Number: ***KhMN 11293 NE***
Date of issue: ***05.09.2002***
Date of expiry: ***01.07.2022***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, oil and gas production within Severo-Labatiyugansky licensed area***

Number: ***KhMN No.11878 NE***
Date of issue: ***03.11.2003***
Date of expiry: ***22.10.2023***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources within Vostochno-Mytayakhinsky licensed area***

Number: ***KhMN 12325 NE***
Date of issue: ***23.04.2004***
Date of expiry: ***01.03.2024***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources, production of oil and gas within Ovlikhlorsky licensed area***

Number: ***YaKU No.12061 NE***
Date of issue: ***26.12.2003***
Date of expiry: ***31.12.2023***
The body that issued the license: ***Yakutia Geology and Mineral Resources Use Committee***

Range of activity: ***geological examination of mineral resources within the Tsentralny block of the Talakan oil-gas condensate field***

Number: ***KhMN No.01061 NP***
Date of issue: ***04.08.1999***
Date of expiry: ***03.08.2004***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources within Verkhnelyaminsky exploration block***

Number: ***KhMN 11141 NP***
Date of issue: ***11.04.2002***
Date of expiry: ***01.04.2007***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources within Yuzhno-Lyaminsky exploration block***

Number: ***KhMN 11418 NP***
Date of issue: ***04.02.2003***
Date of expiry: ***31.01.2008***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources of Yuzhno-Golyanovsky exploration block***

Number: ***KhMN 11735 NP***
Date of issue: ***23.09.2003***
Date of expiry: ***15.09.2008***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources of Lyaminsky exploration block***

Number: ***KhMN 11738 NP***
Date of issue: ***23.09.2003***
Date of expiry: ***15.09.2008***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources of Rogozhnikovsky exploration block***

Number: ***KhMN 11739 NP***
Date of issue: ***23.09.2003***
Date of expiry: ***15.09.2008***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***

Range of activity: ***geological examination of mineral resources of Rogozhnikovsky exploration block***

Number: ***KhMN 11740 NP***
Date of issue: ***23.09.2003***
Date of expiry: ***15.09.2008***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources of Rogozhnikovsky exploration block***

Number: ***KhMN 11734 NP***
Date of issue: ***23.09.2003***
Date of expiry: ***15.09.2008***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources of Lyaminsky exploration block***

Number: ***KhMN No.01062 NP***
Date of issue: ***04.08.1999***
Date of expiry: ***03.08.2004***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources within Logachevsky exploration block***

Number: ***KhMN No.01070 NP***
Date of issue: ***20.08.1999***
Date of expiry: ***19.08.2004***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources within Numtoysky exploration block***

Number: ***SLKh 10985 NP***
Date of issue: ***28.03.2001***
Date of expiry: ***01.03.2006***
The body that issued the license: ***Mineral Resources Committee for Yamalo-Nenetsky Autonomous Okrug***
Range of activity: ***geological examination of mineral resources within Novo-Nadymsky exploration block***

Number: ***KhMN 11142 NP***
Date of issue: ***11.04.2002***
Date of expiry: ***01.04.2007***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***

Range of activity: ***geological examination of mineral resources of Novo-Nadymsky exploration block (southern part)***

Number: ***SLKh 11359 NP***
Date of issue: ***27.12.2002***
Date of expiry: ***31.12.2007***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources of Verkhne-Semiegansky exploration block***

Number: ***KhMN 11417 NP***
Date of issue: ***04.02.2003***
Date of expiry: ***31.01.2008***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources of Lungorsky exploration block***

Number: ***KhMN 11743 NP***
Date of issue: ***23.09.2003***
Date of expiry: ***15.09.2008***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources of Yuilsky exploration block***

Number: ***KhMN 11744 NP***
Date of issue: ***23.09.2003***
Date of expiry: ***15.09.2008***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources of Yuilsky exploration block***

Number: ***KhMN 11741 NP***
Date of issue: ***23.09.2003***
Date of expiry: ***15.09.2008***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources of Lyaminsky exploration block***

Number: ***KhMN 11742 NP***
Date of issue: ***23.09.2003***
Date of expiry: ***15.09.2008***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***

Range of activity: ***geological examination of mineral resources of Lyaminsky exploration block***

Number: ***KhMN 11737 NP***
Date of issue: ***23.09.2003***
Date of expiry: ***15.09.2008***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources of Lyaminsky exploration block***

Number: ***KhMN 11733 NP***
Date of issue: ***23.09.2003***
Date of expiry: ***15.09.2008***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources of Lyaminsky exploration block***

Number: ***KhMN 11736 NP***
Date of issue: ***23.09.2003***
Date of expiry: ***15.09.2008***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources of Lyaminsky exploration block***

Number: ***KhMN 12169 NP***
Date of issue: ***03.02.2004***
Date of expiry: ***30.01.2009***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources of Surgutsky 1st exploration block***

Number: ***KhMN 12170 NP***
Date of issue: ***03.02.2004***
Date of expiry: ***30.01.2009***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources of Surgutsky 2nd exploration block***

Number: ***YaKU No.11882 NP***
Date of issue: ***10.11.2003***
Date of expiry: ***31.10.2008***
The body that issued the license: ***Yakutia Geology and Mineral Resources Use Committee***

Range of activity: ***geological examination of mineral resources within Khoronovsky exploration block***

Number: ***YaKU No.11883 NP***
Date of issue: ***10.11.2003***
Date of expiry: ***31.10.2008***
The body that issued the license: ***Yakutia Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources within Kedrovy exploration block***

Number: ***YaKU No.11884 NP***
Date of issue: ***10.11.2003***
Date of expiry: ***31.10.2008***
The body that issued the license: ***Yakutia Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources within Peleduisky exploration block***

Number: ***NRM No.12358 NP***
Date of issue: ***21.05.2004***
Date of expiry: ***05.03.2009***
The body that issued the license: ***Nenetsky Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources within Sarutayusky exploration block***

Number: ***NRM No.12359 NP***
Date of issue: ***21.05.2004***
Date of expiry: ***05.03.2009***
The body that issued the license: ***Nenetsky Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources within Korobkovsky exploration block***

Number: ***NRM No.12360 NP***
Date of issue: ***21.05.2004***
Date of expiry: ***05.03.2009***
The body that issued the license: ***Nenetsky Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination of mineral resources within Syamayusky exploration block***

Number: ***KhMN 00850 VE***
Date of issue: ***07.07.1998***
Date of expiry: ***06.07.2023***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***

Range of activity: ***production of subterranean water to be used in a pressure maintenance system within Zapadno-Surgutskoye oil field***

Number: ***KhMN 00598 ME***
Date of issue: ***26.06.1997***
Date of expiry: ***25.06.2017***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***mineral subterranean water extraction for balneological and medicinal water supply of boarding house "Kedrovy Log" in Surgut***

Number: ***KhMN 01529 VE***
Date of issue: ***25.04.2001***
Date of expiry: ***24.04.2021***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***subterranean water production for preparing salt solution within Vostochno-Surgutskoye oil field***

Number: ***KhMN 00843 VE***
Date of issue: ***07.07.1998***
Date of expiry: ***06.07.2023***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***production of subterranean water to be used in a pressure maintenance system within Yaunlorskoye oil field***

Number: ***KhMN 00840 VE***
Date of issue: ***07.07.1998***
Date of expiry: ***06.07.2023***
The body that issued the license: ***Khanty-Mansiysky Geology and Mineral Resources Use Committee***
Range of activity: ***production of subterranean water to be used in a pressure maintenance system within Vostochno-Yelovoye oil field***

Number: ***KhMN 01642 VE***
Date of issue: ***09.08.2002***
Date of expiry: ***08.08.2027***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***industrial utilization and production of subterranean water within Tonchinsky licensed area***

Number: ***KhMN 00858 VE***
Date of issue: ***21.07.1998***
Date of expiry: ***20.07.2023***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***

Range of activity: ***production of subterranean water to be used in a pressure maintenance system within Lyantorskoye oil field***

Number: ***KhMN 00862 VE***
Date of issue: ***27.07.1998***
Date of expiry: ***26.07.2023***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***production of subterranean water to be used in a pressure maintenance system within Maslikhovskoye oil field***

Number: ***KhMN 01042 VE***
Date of issue: ***07.07.1999***
Date of expiry: ***06.07.2024***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***production of subterranean water to be used in a pressure maintenance system within Yuzhno-Kamynsky licensed area (Nazargaleevskoye oil field)***

Number: ***KhMN 01612 VE***
Date of issue: ***19.04.2002***
Date of expiry: ***18.04.2027***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***industrial utilization and production of subterranean water within Yuzhno-Kamynsky licensed area (Saninskoye oil field)***

Number: ***KhMN 01517 VE***
Date of issue: ***04.04.2001***
Date of expiry: ***03.04.2026***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***production of subterranean water to be used in a pressure maintenance system within Zapadno-Kamynskoye oil field***

Number: ***KhMN 00864 VE***
Date of issue: ***27.07.1998***
Date of expiry: ***26.07.2023***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***production of subterranean water to be used in a pressure maintenance system within Bystrinskoye oil field***

Number: ***KhMN 00851 VE***
Date of issue: ***07.07.1998***
Date of expiry: ***06.07.2023***

The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***production of subterranean water to be used in a pressure maintenance system within Zapadno-Solkinskoye oil field***

Number: ***KhMN 00849 VE***
Date of issue: ***07.07.1998***
Date of expiry: ***06.07.2023***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***production of subterranean water to be used in a pressure maintenance system within Vachimskoye oil field***

Number: ***KhMN 00847 VE***
Date of issue: ***07.07.1998***
Date of expiry: ***06.07.2023***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***production of subterranean water to be used in a pressure maintenance system within Komaryinskoye oil field***

Number: ***KhMN 01677 VE***
Date of issue: ***25.02.2003***
Date of expiry: ***26.06.2014***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***production of subterranean water to be used in a pressure maintenance system within Severo-Yurievskoye oil field***

Number: ***KhMN 00848 VE***
Date of issue: ***07.07.1998***
Date of expiry: ***06.07.2023***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***production of subterranean water to be used in a pressure maintenance system within Savuyskoye oil field***

Number: ***KhMN 00845 VE***
Date of issue: ***07.07.1998***
Date of expiry: ***06.07.2023***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***production of subterranean water to be used in a pressure maintenance system within Rodnikovoye oil field***

Number: ***KhMN 00863 VE***
Date of issue: ***27.07.1998***
Date of expiry: ***26.07.2023***

The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***production of subterranean water to be used in a pressure maintenance system within Russkinskoye oil field***

Number: ***KhMN 00846 VE***
Date of issue: ***07.07.1998***
Date of expiry: ***06.07.2023***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***production of subterranean water to be used in a pressure maintenance system within Konitlorskoye oil field***

Number: ***KhMN 00860 VE***
Date of issue: ***23.07.1998***
Date of expiry: ***22.07.2023***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***production of subterranean water to be used in a pressure maintenance system within Nizhne-Sortymskoye oil field***

Number: ***KhMN 00861 VE***
Date of issue: ***27.07.1998***
Date of expiry: ***26.07.2023***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***production of subterranean water to be used in a pressure maintenance system within Alyekhinskoye oil field***

Number: ***KhMN 00857 VE***
Date of issue: ***21.07.1998***
Date of expiry: ***20.07.2023***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***production of subterranean water to be used in a pressure maintenance system within Kamynskoye oil field***

Number: ***KhMN 00855 VE***
Date of issue: ***21.08.1998***
Date of expiry: ***20.07.2023***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***production of subterranean water to be used in a pressure maintenance system within Tyanskoye oil field***

Number: ***KhMN 00841 VE***
Date of issue: ***07.07.1998***
Date of expiry: ***06.07.2023***

The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***production of subterranean water to be used in a pressure maintenance system within Bittemskoye oil field***

Number: ***KhMN 01614 VE***
Date of issue: ***25.04.2002***
Date of expiry: ***24.04.2027***
The body that issued the license: ***Khanty-Mansiysky Geology and Mineral Resources Use Committee***
Range of activity: ***industrial utilization and production of subterranean water within Ai-Pimsky licensed area (Zapadno-Chigorinskoye oil field)***

Number: ***KhMN 00844 VE***
Date of issue: ***07.07.1998***
Date of expiry: ***06.07.2023***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***production of subterranean water to be used in a pressure maintenance system within Tromyeganskoye oil field***

Number: ***KhMN 00839 VE***
Date of issue: ***07.07.1998***
Date of expiry: ***06.07.2023***
The body that issued the license: ***Khanty-Mansiysky Geology and Mineral Resources Use Committee***
Range of activity: ***production of subterranean water to be used in a pressure maintenance system within Vostochno-Tromyeganskoye oil field***

Number: ***KhMN 01215 VE***
Date of issue: ***21.04.2000***
Date of expiry: ***20.04.2025***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***production of subterranean water to be used in a pressure maintenance system within Khorlorsky licensed area***

Number: ***KhMN 01772 VE***
Date of issue: ***19.12.2003***
Date of expiry: ***18.12.2023***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***production of subterranean water to be used in a pressure maintenance system within Zapadno-Ai-Pimsky licensed area***

Number: ***KhMN 01778 VE***
Date of issue: ***19.01.2004***
Date of expiry: ***18.01.2024***

The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***production of subterranean water to be used in a pressure maintenance system within Fedorovsky licensed area***

Number: ***KhMN 01804 VE***
Date of issue: ***21.06.2004***
Date of expiry: ***20.06.2024***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***production of subterranean water to be used in a pressure maintenance system within Synyegansky licensed area***

Number: ***KhMN 01805 VE***
Date of issue: ***21.06.2004***
Date of expiry: ***20.06.2024***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***production of subterranean water to be used in a pressure maintenance system within Severo-Seliyarovsky licensed area***

Number: ***KhMN 01806 VE***
Date of issue: ***21.06.2004***
Date of expiry: ***20.06.2024***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***production of subterranean water to be used in a pressure maintenance system within Verkhne-Nadymsky licensed area (Southern part)***

Number: ***KhMN 01807 VE***
Date of issue: ***21.06.2004***
Date of expiry: ***20.06.2024***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***production of subterranean water to be used in a pressure maintenance system within Rogozhnikovsky licensed area***

Number: ***KhMN 00380 VE***
Date of issue: ***07.10.1996***
Date of expiry: ***06.10.2016***
The body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within Vostochno-Surgutsky licensed area***

Number: ***KhMN 00379 VE***
Date of issue: ***07.10.1996***
Date of expiry: ***06.10.2016***

The body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within Yaun-Lorsky licensed area***

Number: ***KhMN 01465 VE***
Date of issue: ***15.09.2000***
Date of expiry: ***04.12.2020***
The body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within Vostochno-Yeloviy licensed area***

Number: ***KhMN 00381 VE***
Date of issue: ***07.10.1996***
Date of expiry: ***06.10.2016***
The body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within Zapadno-Surgutsky licensed area***

Number: ***KhMN 01736 VE***
Date of issue: ***17.07.2003***
Date of expiry: ***07.10.2006***
The body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within the city of Surgut***

Number: ***KhMN 00397 VE***
Date of issue: ***14.11.1996***
Date of expiry: ***13.11.2016***
The body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within Zapadno-Surgutsky licensed area***

Number: ***KhMN 01784 VE***
Date of issue: ***08.03.2004***
Date of expiry: ***06.10.2016***
The body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within Zapadno-Surgutsky licensed area***

Number: ***KhMN 00721 VE***
Date of issue: ***12.02.1998***
Date of expiry: ***12.02.2008***

The body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within Surgutsky District***

Number: ***KhMN 00403 VE***
Date of issue: ***14.11.1996***
Date of expiry: ***13.11.2016***
The body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within Solkinsky licensed area***

Number: ***KhMN 00400 VE***
Date of issue: ***14.11.1996***
Date of expiry: ***13.11.2016***
The body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within Komaryinsky licensed area***

Number: ***KhMN 00401 VE***
Date of issue: ***14.11.1996***
Date of expiry: ***13.11.2016***
The body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within Vachimsky licensed area***

Number: ***KhMN 00402 VE***
Date of issue: ***14.11.1996***
Date of expiry: ***13.11.2016***
The body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within Bystrinsky licensed area***

Number: ***KhMN 01731 VE***
Date of issue: ***23.06.2003***
Date of expiry: ***22.06.2023***
The body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within Severo-Yurievsky licensed area***

Number: ***KhMN 01783 VE***
Date of issue: ***18.03.2004***
Date of expiry: ***06.10.2016***

The body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within Dunaevsky licensed area***

Number: ***KhMN 01786 VE***
Date of issue: ***22.03.2004***
Date of expiry: ***06.10.2016***
The body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within Fedorovsky licensed area***

Number: ***KhMN 00398 VE***
Date of issue: ***14.11.1996***
Date of expiry: ***06.10.2016***
The body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within Fedorovsky licensed area***

Number: ***KhMN 00785 VE***
Date of issue: ***24.04.1998***
Date of expiry: ***23.04.2018***
The body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within Maslikhovsky licensed area***

Number: ***KhMN 00786 VE***
Date of issue: ***24.04.1998***
Date of expiry: ***23.04.2018***
The body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply at Lyaminsky water scoop***

Number: ***KhMN 00787 VE***
Date of issue: ***24.04.1998***
Date of expiry: ***23.04.2018***
The body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply at Lyantorsky licensed area***

Number: ***KhMN 00396 VE***
Date of issue: ***14.11.1996***
Date of expiry: ***13.11.2016***

The body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within Lyantorsky licensed area***

Number: ***KhMN 01633 VE***
Date of issue: ***18.07.2002***
Date of expiry: ***17.07.2022***
The body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within Nazargaleevsky licensed area***

Number: ***KhMN 01634 VE***
Date of issue: ***18.07.2002***
Date of expiry: ***17.07.2022***
The body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within Zapadno-Kamynsky licensed area***

Number: ***KhMN 01776 VE***
Date of issue: ***22.03.2004***
Date of expiry: ***06.10.2016***
The body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within Saninsky licensed area***

Number: ***KhMN 00988 VE***
Date of issue: ***06.05.1999***
Date of expiry: ***05.05.2019***
The body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within Savuysky, Russkinskoy, Rodnikovy and Konitlorsky licensed areas***

Number: ***KhMN 01088 VE***
Date of issue: ***27.09.1999***
Date of expiry: ***27.09.2019***
The body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***performing domestic, drinking and industrial water supply within Nizhne-Sortymsky licensed area***

Number: ***KhMN 01080 VE***
Date of issue: ***02.09.1999***

Date of expiry: ***02.09.2019***
The body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***performing domestic, drinking and industrial water supply within Tyansky licensed area***

Number: ***KhMN 01078 VE***
Date of issue: ***02.09.1999***
Date of expiry: ***02.09.2019***
The body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***performing domestic, drinking and industrial water supply within Alekhinsky licensed area***

Number: ***KhMN 01079 VE***
Date of issue: ***02.09.1999***
Date of expiry: ***02.09.2019***
The body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***performing domestic, drinking and industrial water supply within Kamynsky licensed area***

Number: ***KhMN No.01600 VE***
Date of issue: ***20.02.2002***
Date of expiry: ***19.02.2022***
The body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***performing of domestic, drinking, and industrial water supply within Bittemsky licensed area***

Number: ***KhMN No.01601 VE***
Date of issue: ***20.02.2002***
Date of expiry: ***19.02.2022***
The body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***performing of domestic, drinking, and industrial water supply within Tromyegansky licensed area***

Number: ***KhMN No.01602 VE***
Date of issue: ***20.02.2002***
Date of expiry: ***19.02.2022***
The body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***performing of domestic, drinking, and industrial water supply within Khorlorsky licensed area***

Number: ***KhMN No.01720 VE***
Date of issue: ***11.04.2003***

Date of expiry: ***10.04.2023***
The body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***performing of domestic, drinking, and industrial water supply within Ulyanovsky licensed area***

Number: ***KhMN No.01721 VE***
Date of issue: ***11.04.2003***
Date of expiry: ***10.04.2023***
The body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***performing of domestic, drinking, and industrial water supply within Zapadno-Chigorinsky licensed area***

Number: ***SLKh 00699 VE***
Date of issue: ***21.09.1999***
Date of expiry: ***21.09.2004***
The body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within Verkhne-Nadymsky licensed area***

Number: ***KhMN 00169 TREIO***
Date of issue: ***20.10.2002***
Date of expiry: ***27.05.2005***
The body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***water intake (the Pim river) for maintaining reservoir pressure at oil fields of OJSC "Surgutneftegas"***

Number: ***KhMN 00170 TREIO***
Date of issue: ***20.10.2002***
Date of expiry: ***27.05.2005***
The body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***water intake (the Lyamin river) for maintaining reservoir pressure at oil fields of OJSC "Surgutneftegas"***

Number: ***KhMN 00175 TBDBK***
Date of issue: ***29.10.2002***
Date of expiry: ***27.10.2005***
The body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***hydraulic alluviation and sand piling***

Number: ***KhMN 00144 TBDBK***
Date of issue: ***26.03.2002***
Date of expiry: ***24.03.2005***

The body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***hydraulic alluviation and sand piling***

Number: ***KhMN 00239 TODBK***
Date of issue: ***25.10.2003***
Date of expiry: ***23.10.2006***
The body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***hydraulic alluviation and sand piling***

Number: ***KhMN 00242 TODBK***
Date of issue: ***25.10.2003***
Date of expiry: ***23.10.2006***
The body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***hydraulic alluviation and sand piling***

Number: ***KhMN 00243 TBDBK***
Date of issue: ***25.10.2003***
Date of expiry: ***23.10.2006***
The body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***hydraulic alluviation and sand piling***

Number: ***KhMN 00244 TODIK***
Date of issue: ***25.10.2003***
Date of expiry: ***23.10.2006***
The body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***hydraulic alluviation and sand piling***

Number: ***KhMN 00250 TBDIK***
Date of issue: ***17.12.2003***
Date of expiry: ***17.12.2005***
The body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***hydraulic alluviation and sand piling***

Number: ***KhMN 00251 TODIK***
Date of issue: ***17.12.2003***
Date of expiry: ***17.12.2004***
The body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***hydraulic alluviation and sand piling***

Number: ***KhMN 00252 TBDIK***
Date of issue: ***17.12.2003***

Date of expiry: ***17.12.2006***
The body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***hydraulic alluviation and sand piling***

Number: ***KhMN 00253 TBDIK***
Date of issue: ***17.12.2003***
Date of expiry: ***17.12.2005***
The body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***hydraulic alluviation and sand piling***

Number: ***KhMN 00156 TBDBK***
Date of issue: ***24.07.2002***
Date of expiry: ***23.07.2012***
The body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***Operation of submerged crossings***

Number: ***KhMN 00155 TBDBK***
Date of issue: ***24.07.2002***
Date of expiry: ***23.07.2012***
The body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***Operation of submerged crossings***

Number: ***KhMN 00158 TBDBK***
Date of issue: ***24.07.2002***
Date of expiry: ***23.07.2012***
The body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***Operation of submerged crossings***

Number: ***KhMN 00159 TBDBK***
Date of issue: ***24.07.2002***
Date of expiry: ***23.07.2012***
The body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***Operation of submerged crossings***

Number: ***KhMN 00160 TBDBK***
Date of issue: ***24.07.2002***
Date of expiry: ***23.07.2012***
The body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***Operation of submerged crossings***

Number: ***KhMN 00153 TBDBK***
Date of issue: ***18.06.2002***
Date of expiry: ***10.06.2012***
The body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***Operation of submerged crossings***

Number: ***KhMN 00161 TBDBK***
Date of issue: ***24.07.2002***
Date of expiry: ***23.07.2012***
The body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***Operation of submerged crossings***

Number: ***KhMN 00162 TBDBK***
Date of issue: ***24.07.2002***
Date of expiry: ***23.07.2012***
The body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***Operation of submerged crossings***

Number: ***KhMN 00172 TBDBK***
Date of issue: ***29.10.2002***
Date of expiry: ***27.10.2012***
The body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***Operation of submerged crossings***

Number: ***KhMN 00157 TBDBK***
Date of issue: ***24.07.2002***
Date of expiry: ***23.07.2012***
The body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***Operation of submerged crossings***

Number: ***54***
Date of issue: ***15.07.2000***
Date of expiry: ***15.07.2005***
The body that issued the license: ***Education Department of Administration of Surgutsky District of Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***educational activity on implementation of pre-school and primary education programs***

Number: ***22217***
Date of issue: ***22.05.2002***
Date of expiry: ***22.05.2007***
The body that issued the license: ***RF Ministry of Communication***

Range of activity: ***rendering local and intra-area telephone communication services***

Number: ***10505/920081***
Date of issue: ***20.01.2003***
Date of expiry: ***21.01.2006***
The body that issued the license: ***State Customs Committee of the Russian Federation (Nizhnevartovsk customs)***
Range of activity: ***setting up a warehouse for temporary storage***

Number: ***1706***
Date of issue: ***28.04.2000***
Date of expiry: ***28.04.2005***
The body that issued the license: ***License Chamber of Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***operation of engineering systems of cities and other localities***

Number: ***ID No.04570***
Date of issue: ***20.04.2001***
Date of expiry: ***20.04.2006***
The body that issued the license: ***The Ministry of Press of Russia***
Range of activity: ***printing activity***

Number: ***62EK No.01-6188***
Date of issue: ***06.07.2001***
Date of expiry: ***06.07.2006***
The body that issued the license: ***Gosgortekhnadzor (State Municipal Technical Supervision) of Russia***
Range of activity: ***performing field geophysics and well logging study (including firing and blasting operations)***

Number: ***62EK No.01-6189***
Date of issue: ***06.07.2001***
Date of expiry: ***06.07.2006***
The body that issued the license: ***Gosgortekhnadzor (State Municipal Technical Supervision) of Russia***
Range of activity: ***performing field geophysics and well logging study (including firing and blasting operations)***

Number: ***62VR No.01-6190***
Date of issue: ***06.07.2001***
Date of expiry: ***06.07.2006***
The body that issued the license: ***Gosgortekhnadzor (State Municipal Technical Supervision) of Russia***
Range of activity: ***operation of warehouses for explosive materials***

Number: ***62VR No.01-6191***
Date of issue: ***06.07.2001***
Date of expiry: ***06.07.2006***
The body that issued the license: ***Gosgortekhnadzor (State Municipal Technical Supervision) of Russia***
Range of activity: ***application of equipment and devices of explosion art, explosion and shooting through equipment and perforation systems admitted by Gosgortekhnadzor (State Municipal Technical Supervision) of Russia for explosion and shooting through operations***

Number: ***62VR No.01-6192***
Date of issue: ***06.07.2001***
Date of expiry: ***06.07.2006***
The body that issued the license: ***Gosgortekhnadzor (State Municipal Technical Supervision) of Russia***
Range of activity: ***application of commercial explosive materials and articles supplemented with explosive materials admitted by Gosgortekhnadzor of Russia (State Municipal Technical Supervision)***

Number: ***62ST No.01-6193***
Date of issue: ***06.07.2001***
Date of expiry: ***06.07.2006***
The body that issued the license: ***Gosgortekhnadzor (State Municipal Technical Supervision) of Russia***
Range of activity: ***construction of plants and installations for field development***

Number: ***63-TO-1213***
Date of issue: ***03.07.2001***
Date of expiry: ***03.07.2004***
The body that issued the license: ***Gosgortekhnadzor (State Municipal Technical Supervision) of Russia***
Range of activity: ***transportation of hazardous materials at hazardous production facility***

Number: ***62EK No.01 - 6194***
Date of issue: ***06.07.2001***
Date of expiry: ***06.07.2004***
The body that issued the license: ***Gosgortekhnadzor (State Municipal Technical Supervision) of Russia***
Range of activity: ***boil inspection objects operation***

Number: ***62EK No.01-6195***
Date of issue: ***06.07.2001***
Date of expiry: ***06.07.2004***
The body that issued the license: ***Gosgortekhnadzor (State Municipal Technical Supervision) of Russia***
Range of activity: ***lifting structures operation***

Number: ***62EK No.04-6200***
Date of issue: ***10.07.2001***
Date of expiry: ***10.07.2004***
The body that issued the license: ***Gosgortekhnadzor (State Municipal Technical Supervision) of Russia***
Range of activity: ***operation of gas equipment complex***

Number: ***62RT No.04-6201***
Date of issue: ***10.07.2001***
Date of expiry: ***10.07.2004***
The body that issued the license: ***Gosgortekhnadzor (State Municipal Technical Supervision) of Russia***
Range of activity: ***repairs to gas equipment***

Number: ***62ST No.04-6202***
Date of issue: ***10.07.2001***
Date of expiry: ***10.07.2004***
The body that issued the license: ***Gosgortekhnadzor (State Municipal Technical Supervision) of Russia***
Range of activity: ***construction of gas complex facilities***

Number: ***62MT No.04-6203***
Date of issue: ***10.07.2001***
Date of expiry: ***10.07.2004***
The body that issued the license: ***Gosgortekhnadzor (State Municipal Technical Supervision) of Russia***
Range of activity: ***mounting, start-up and commissioning of gas facilities***

Number: ***62IR No.01-6218***
Date of issue: ***17.07.2001***
Date of expiry: ***17.07.2004***
The body that issued the license: ***Gosgortekhnadzor (State Municipal Technical Supervision) of Russia***
Range of activity: ***manufacture of lifting structures***

Number: ***85M/01/0045/03/L***
Date of issue: ***18.06.2001***
Date of expiry: ***18.06.2006***
The body that issued the license: ***Mineral Resources Committee for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***activities relating to work (services) for nature preservation***

Number: ***85M/01/0046/03/L***
Date of issue: ***18.06.2001***
Date of expiry: ***18.06.2006***
The body that issued the license: ***Mineral Resources Committee for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***activities relating to work (services) for nature preservation***

Number: ***85M/01/0047/02/L***
Date of issue: ***18.06.2001***
Date of expiry: ***18.06.2006***
The body that issued the license: ***Mineral Resources Committee for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***issuing ecological passports***

Number: ***No.1229/128***
Date of issue: ***28.03.2001***
Date of expiry: ***28.03.2006***
The body that issued the license: ***License Committee of Krasnodarsky Krai***
Range of activity: ***medical activity of the boarding house "Neftyanik Sibiri" belonging to the healthcare trust "Surgut"***

Number: ***No.1229/128***
Date of issue: ***28.03.2001***
Date of expiry: ***28.03.2006***
The body that issued the license: ***License Committee of Krasnodarsky Krai***
Range of activity: ***medical activity of "Yuny Neftyanik" boarding house belonging to the healthcare trust "Surgut"***

Number: ***No.1229/128***
Date of issue: ***28.03.2001***
Date of expiry: ***28.03.2006***
The body that issued the license: ***License Committee of Krasnodarsky Krai***
Range of activity: ***medical activity of "Lermontovo" boarding house belonging to the healthcare trust "Surgut***

Number: ***57 EK No.006829***
Date of issue: ***31.05.2001***
Date of expiry: ***31.05.2006***
The body that issued the license: ***Administration of Northern Caucasus Okrug of Gosgortekhnadzor (State Municipal Technical Supervision) of RF***
Range of activity: ***boil inspection objects operation***

Number: ***FLTs 025094***
Date of issue: ***25.07.2001***
Date of expiry: ***25.07.2004***
The body that issued the license: ***State Committee of RF for Construction and Housing Complex***
Range of activity: ***construction of buildings and structures (acting as a customer-developer)***

Number: ***62EK No.01-6220***
Date of issue: ***17.07.2001***
Date of expiry: ***17.07.2004***

The body that issued the license: ***Gosgortekhnadzor (State Municipal Technical Supervision) of Russia***
Range of activity: ***operation through open-cast process of mining facilities and generally developed natural resources production installations***

Number: ***62VR No.01-6219***
Date of issue: ***17.07.2001***
Date of expiry: ***17.07.2004***
The body that issued the license: ***Gosgortekhnadzor (State Municipal Technical Supervision) of Russia***
Range of activity: ***operation of explosives loading-unloading stations***

Number: ***14-A-0259-352***
Date of issue: ***22.08.2001***
Date of expiry: ***22.08.2004***
The body that issued the license: ***State Oil Inspection for Krasnodarsky Krai***
Range of activity: ***operation of filling stations***

Number: ***62Pr No.04-6217***
Date of issue: ***17.07.2001***
Date of expiry: ***17.07.2004***
The body that issued the license: ***Gosgortekhnadzor (State Municipal Technical Supervision) of Russia***
Range of activity: ***lifting structures design***

Number: ***FLTs 025094/1***
Date of issue: ***05.09.2001***
Date of expiry: ***25.07.2004***
The body that issued the license: ***State Committee of RF for Construction and Housing Complex***
Range of activity: ***construction of buildings and structures (acting as a customer-developer)***

Number: ***1721/587***
Date of issue: ***26.09.2001***
Date of expiry: ***26.09.2006***
The body that issued the license: ***License Chamber for Krasnodarsky Krai***
Range of activity: ***medical activity (pre-trip medical examinations for Motor depot of Health Care "Surgut")***

Number: ***TYuKh 182354***
Date of issue: ***29.10.2001***
Date of expiry: ***29.10.2006***
The body that issued the license: ***State Licensing Administration of Department for Urban Development Policy in Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***construction of buildings and structures (construction-mounting works)***

Number: ***TYuKh 182353***
Date of issue: ***29.10.2001***
Date of expiry: ***29.10.2006***
The body that issued the license: ***State Licensing Administration of Department for Urban Development Policy in Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***manufacture of constructional materials and structures***

Number: ***FLTs 72001259***
Date of issue: ***12.10.2001***
Date of expiry: ***12.09.2004***
The body that issued the license: ***State Committee of RF for Construction and Housing Complex***
Range of activity: ***elaboration of urban development documentation***

Number: ***FLTs 72001260***
Date of issue: ***12.10.2001***
Date of expiry: ***12.10.2004***
The body that issued the license: ***State Committee of RF for Construction and Housing Complex***
Range of activity: ***engineering survey for construction***

Number: ***FLTs 72001261a***
Date of issue: ***12.10.2001***
Date of expiry: ***12.10.2004***
The body that issued the license: ***State Committee of RF for Construction and Housing Complex***
Range of activity: ***designing of structures and buildings***

Number: ***FLTs 72001261v***
Date of issue: ***12.10.2001***
Date of expiry: ***12.10.2004***
The body that issued the license: ***State Committee of RF for Construction and Housing Complex***
Range of activity: ***designing of structures and buildings***

Number: ***11003947***
Date of issue: ***28.09.2001***
Date of expiry: ***28.09.2004***
The body that issued the license: ***Main State Fire Protection Administration of MVD (Ministry of Internal Affairs) of RF***
Range of activity: ***mounting, adjustment, repairs and maintenance of equipment and fire protection systems, carrying out fire protection (except those referred to construction activity)***

Number: ***62MR No.01-6565***
Date of issue: ***08.11.2001***
Date of expiry: ***08.11.2006***

The body that issued the license: ***Gosgortekhnadzor (State Municipal Technical Supervision) of Russia***
Range of activity: ***surveying works while using natural resources***

Number: ***KRD 26617 BMKBK***
Date of issue: ***06.12.2001***
Date of expiry: ***01.09.2006***
The body that issued the license: ***Kuban Administration of Basins***
Range of activity: ***use of water (surface water facilities)***

Number: ***KRD 26616 BMKBK***
Date of issue: ***06.12.2001***
Date of expiry: ***01.09.2006***
The body that issued the license: ***Kuban Administration of Basins***
Range of activity: ***use of water (surface water facilities)***

Number: ***KRD 26615 BMKBK***
Date of issue: ***06.12.2001***
Date of expiry: ***01.09.2006***
The body that issued the license: ***Kuban Administration of Basins***
Range of activity: ***use of water (surface water facilities)***

Number: ***UO-03-209-0662***
Date of issue: ***20.12.2001***
Date of expiry: ***25.12.2004***
The body that issued the license: ***Federal supervision of Russia for nuclear and radiation safety (Gosatomnadzor of Russia)***
Range of activity: ***use, transportation and storage of articles containing radioactive substances***

Number: ***GS-5-72-02-21-0-8602060555-000201-1***
Date of issue: ***11.01.2002***
Date of expiry: ***11.01.2005***
The body that issued the license: ***State Committee of the RF for Building and Housing Complex***
Range of activity: ***designing of structures and buildings***

Number: ***51EK No.04154***
Date of issue: ***11.12.2001***
Date of expiry: ***11.12.2004***
The body that issued the license: ***Rostov Administration of Gosgortekhnadzor of the Russian Federation***
Range of activity: ***operation of hazardous production facilities***

Number: ***TYuKh 182440***
Date of issue: ***15.01.2002***
Date of expiry: ***15.01.2007***

The body that issued the license: ***State Licensing Administration of Department for Urban Development Policy in Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***designing of structures and buildings***

Number: ***62EK No.03-6894***
Date of issue: ***07.02.2002***
Date of expiry: ***07.02.2005***
The body that issued the license: ***Tyumen Regional Administration of Gosgortekhnadzor of the Russian Federation***
Range of activity: ***operation of explosive and fire hazardous facilities and installations***

Number: ***62EK No.10-2008***
Date of issue: ***07.02.2002***
Date of expiry: ***07.02.2007***
The body that issued the license: ***Tyumen Regional Administration of Gosgortekhnadzor of the Russian Federation***
Range of activity: ***operation of trunk pipeline transport***

Number: ***62EK No.10-2004***
Date of issue: ***07.02.2002***
Date of expiry: ***07.02.2005***
The body that issued the license: ***Tyumensky Regional Administration of Gosgortekhnadzor of the Russian Federation***
Range of activity: ***operation of explosive and fire hazardous facilities and installations***

Number: ***90***
Date of issue: ***11.02.2002***
Date of expiry: ***11.02.2007***
The body that issued the license: ***Education and Science Department of Administration of Surgut***
Range of activity: ***educational activity on implementation of pre-school and primary education programs***

Number: ***173***
Date of issue: ***15.07.2002***
Date of expiry: ***26.05.2007***
The body that issued the license: ***Education and Science Department of Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***educational activities (TsPTO)***

Number: ***228***
Date of issue: ***02.08.2002***
Date of expiry: ***01.08.2007***
The body that issued the license: ***Education and Science Department of Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***educational activities (PU "SurgutASUneft"))***

Number: ***TYuG-00248k***
Date of issue: ***02.10.2002***
Date of expiry: ***02.10.2007***
The body that issued the license: ***Tyumen Territorial RF Gosgeonadzor Inspection***
Range of activity: ***Mapping activity***

Number: ***TYuG-00247g***
Date of issue: ***02.10.2002***
Date of expiry: ***02.10.2007***
The body that issued the license: ***Tyumen Territorial RF Gosgeonadzor Inspection***
Range of activity: ***Geodesy activity***

Number: ***1498/371***
Date of issue: ***22.07.1999***
Date of expiry: ***22.07.2004***
The body that issued the license: ***License Chamber of Krasnodarsky Krai***
Range of activities: ***pharmaceutical activity***

Number: ***2346***
Date of issue: ***31.08.2001***
Date of expiry: ***31.08.2004***
The body that issued the license: ***License Chamber for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***operation of filling stations***

Number: ***2360***
Date of issue: ***21.09.2001***
Date of expiry: ***21.09.2004***
The body that issued the license: ***License Chamber for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***operation of filling stations***

Number: ***2461***
Date of issue: ***28.12.2001***
Date of expiry: ***28.12.2004***
The body that issued the license: ***License Chamber for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***operation of filling stations***

Number: ***2367***
Date of issue: ***01.10.2001***
Date of expiry: ***01.10.2004***
The body that issued the license: ***License Chamber for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***operation of filling stations***

Number: ***2486***
Date of issue: ***01.02.2002***
Date of expiry: ***01.02.2005***
The body that issued the license: ***License Chamber for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***operation of filling stations***

Number: ***2502***
Date of issue: ***08.02.2002***
Date of expiry: ***08.02.2005***
The body that issued the license: ***License Chamber for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***operation of filling stations***

Number: ***20003809***
Date of issue: ***03.02.2003***
Date of expiry: ***02.02.2008***
The body that issued the license: ***Ministry of Energy of the Russian Federation***
Range of activity: ***main pipeline transportation of oil, gas and their respective derivatives***

Number: ***10003808***
Date of issue: ***03.02.2003***
Date of expiry: ***02.02.2008***
The body that issued the license: ***Ministry of Energy of the Russian Federation***
Range of activity: ***oil refining, gas processing and processing of their respective derivatives***

Number: ***30008347***
Date of issue: ***28.04.2003***
Date of expiry: ***27.04.2008***
The body that issued the license: ***the Ministry of Energy of the Russian Federation***
Range of activity: ***storing of oil, gas and their respective derivatives***

Number: ***60009102***
Date of issue: ***20.05.2003***
Date of expiry: ***19.05.2008***
The body that issued the license: ***the Ministry of Energy of the Russian Federation***
Range of activity: ***heating systems operation***

Number: ***50009101***
Date of issue: ***20.05.2003***
Date of expiry: ***19.05.2008***
The body that issued the license: ***the Ministry of Energy of the Russian Federation***

Range of activity: ***electric systems operation***

Number: ***00-EKh-001261 (Kh)***
Date of issue: ***04.06.2003***
Date of expiry: ***04.06.2008***
The body that issued the license: ***Gosgortekhnadzor (State Municipal Technical Supervision) of RF***
Range of activity: ***operation of chemically hazardous production facilities***

Number: ***00-DE-001485 (DKN)***
Date of issue: ***23.07.2003***
Date of expiry: ***23.07.2008***
The body that issued the license: ***Gosgortekhnadzor (State Municipal Technical Supervision) of RF***
Range of activity: ***examination of industrial safety***

Number: ***00-EN-001262 (DN)***
Date of issue: ***04.06.2003***
Date of expiry: ***04.06.2008***
The body that issued the license: ***Gosgortekhnadzor (State Municipal Technical Supervision) of Russia***
Range of activity: ***operation of oil and gas producing facilities***

Number: ***00-EV-001550 (KMSKh)***
Date of issue: ***01.08.2003***
Date of expiry: ***01.08.2008***
The body that issued the license: ***Gosgortekhnadzor (State Municipal Technical Supervision) of Russia***
Range of activity: ***operation of potentially explosive production facilities***

Number: ***3/00074***
Date of issue: ***18.09.2003***
Date of expiry: ***18.09.2008***
The body that issued the license: ***Main Department of State Fire Protection Service of MChS of RF (Ministry of Emergencies)***
Range of activity: ***operation of fire hazardous production facilities***

Number: ***2/04487***
Date of issue: ***18.09.2003***
Date of expiry: ***18.09.2008***
The body that issued the license: ***Main Department of State Fire Protection Service of MChS of RF (Ministry of Emergencies)***
Range of activity: ***mounting, repairs and maintenance of equipment and fire protection systems of buildings and installations***

Number: ***PRD 01539***
Date of issue: ***30.09.2003***
Date of expiry: ***29.09.2008***

The body that issued the license: ***Ministry of Railways of Russia***
Range of activity: ***loading-unloading operations at railway transport***

Number: ***199***
Date of issue: ***14.11.2003***
Date of expiry: ***14.11.2008***
The body that issued the license: ***Medical Activity Licensing Commission of the Department of Health Care of Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***medical activity***

Number: ***27719***
Date of issue: ***05.09.2003***
Date of expiry: ***05.09.2008***
The body that issued the license: ***RF Ministry of Communication***
Range of activity: ***communication channels lease***

Number: ***217***
Date of issue: ***09.12.2003***
Date of expiry: ***09.12.2008***
The body that issued the license: ***Medical Activity Licensing Commission of the Department of Health Care of Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***medical activity***

Number: ***LSS-86-087232***
Date of issue: ***08.07.2002***
Date of expiry: ***07.07.2007***
The body that issued the license: ***Khanty-Mansiysky Okrug Branch of Russia Transport Inspection***
Range of activity: ***Commercial transportation of passengers by light motor-vehicles***

Number: ***ASS-86-086427***
Date of issue: ***08.07.2002***
Date of expiry: ***07.07.2007***
The body that issued the license: ***Khanty-Mansiysky Okrug Branch of Russia Transport Inspection***
Range of activity: ***Transportation of passengers by motor-vehicles, equipped to transport more than 8 persons***

Number: ***GSS-86-085336***
Date of issue: ***08.07.2002***
Date of expiry: ***07.07.2007***
The body that issued the license: ***Khanty-Mansiysky Okrug Branch of Russia Transport Inspection***
Range of activity: ***Transportation of cargoes by motor-vehicles with capacity of over 3.5 tons***

Number: ***227***
Date of issue: ***26.12.2003***
Date of expiry: ***26.12.2008***
The body that issued the license: ***Medical Activity Licensing Commission of the Department of Health Care of Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***medical activity***

Number: ***GS-5-86-02-27-0-860206555-001673-1***
Date of issue: ***09.03.2004***
Date of expiry: ***09.03.2009***
The body that issued the license: ***State Committee of the RF for Building and Housing Complex***
Range of activity: ***designing of structures and buildings of I and II criticality rating***

Number: ***86***
Date of issue: ***24.06.2003***
Date of expiry: ***24.06.2008***
The body that issued the license: ***Regional office of Federal Security Service of RF in Tyumenskaya Oblast***
Range of activity: ***execution by OJSC "Surgutneftegas" of activities involving the use of information, which is a state secret***

Number: ***86/1***
Date of issue: ***24.06. 2003***
Date of expiry: ***24.06.2008***
The body that issued the license: ***Regional office of Federal Security Service of RF in Tyumenskaya Oblast***
Range of activity: ***execution by NGDU "Surgutneft" of OJSC "Surgutneftegas" of activities involving the use of information, which is a state secret***

Number: ***86/2***
Date of issue: ***24.06.2003***
Date of expiry: ***24.06.2008***
The body that issued the license: ***Regional office of Federal Security Service of RF in Tyumenskaya Oblast***
Range of activity: ***execution by NGDU "Fedorovskneft" of OJSC "Surgutneftegas" of activities involving the use of information, which is a state secret***

Number: ***86/3***
Date of issue: ***24.06. 2003***
Date of expiry: ***24.06.2008***
The body that issued the license: ***Regional office of Federal Security Service of RF in Tyumenskaya Oblast***

Range of activity: ***execution by NGDU "Bystrinskneft" of OJSC "Surgutneftegas" of activities involving the use of information, which is a state secret***

Number: ***86/4***
Date of issue: ***24.06. 2003***
Date of expiry: ***24.06.2008***
The body that issued the license: ***Regional office of Federal Security Service of RF in Tyumenskaya Oblast***
Range of activity: ***execution by NGDU "Komsomolskneft" of OJSC "Surgutneftegas" of activities involving the use of information, which is a state secret***

Number: ***86/5***
Date of issue: ***24.06. 2003***
Date of expiry: ***24.06.2008***
The body that issued the license: ***Regional office of Federal Security Service of RF in Tyumenskaya Oblast***
Range of activity: ***execution by NGDU "Lyantorneft" of OJSC "Surgutneftegas" of activities involving the use of information, which is a state secret***

Number: ***86/6***
Date of issue: ***24.06. 2003***
Date of expiry: ***24.06.2008***
The body that issued the license: ***Regional office of Federal Security Service of RF in Tyumenskaya Oblast***
Range of activity: ***execution by NGDU "Nizhnesortymskneft" of OJSC "Surgutneftegas" of activities involving the use of information, which is a state secret***

Number: ***86/7***
Date of issue: ***24.06. 2003***
Date of expiry: ***24.06.2008***
The body that issued the license: ***Regional office of Federal Security Service of RF in Tyumenskaya Oblast***
Range of activity: ***execution by Division of Intra-field Gathering and Utilization of Petroleum Gas of OJSC "Surgutneftegas" of activities involving the use of information, which is a state secret***

Number: ***86/8***
Date of issue: ***24.06. 2003***
Date of expiry: ***24.06.2008***
The body that issued the license: ***Regional office of Federal Security Service of RF in Tyumenskaya Oblast***
Range of activity: ***execution by Prospecting Division of OJSC "Surgutneftegas" of activities involving the use of information, which is a state secret***

Number: ***86/9***
Date of issue: ***24.06. 2003***
Date of expiry: ***24.06.2008***
The body that issued the license: ***Regional office of Federal Security Service of RF in Tyumenskaya Oblast***
Range of activity: ***execution by research institute "SurgutNIPIneft" of OJSC "Surgutneftegas" of activities involving the use of information, which is a state secret***

3.2.10. The Issuer's joint activity.

***In the reporting period, the Company and other organizations did not conclude any joint activity agreements.***

**As of 30.06.2004**

| Name of a subsidiary | Purpose of investment of capital | The amount of capital invested (RUR '000) |
|---|---|---|
| 1 | 2 | 3 |
| *Limited Liability Company "Invest-Zaschita"* | *Profit earning* | *55,840.00* |
| *Limited Liability Company "Neft-Konsalting"* | *Profit earning* | *47.50* |
| *Limited Liability Company "Strakhovoye Obshchestvo "Surgutneftegas"* | *Profit earning* | *759,750.00* |
| *Limited Liability Company "Central Surgut Depositary"* | *Profit earning* | *4,426.31* |
| *Limited Liability Company "PA "Kirishinefteorgsintez"* | *Profit earning* | *3,517.68* |
| *Limited Liability Company "Leasing Production"* | *Profit earning* | *9,791.65* |
| *Closed Joint Stock Company "Surgutneftegasbank"* | *Profit earning* | *1,078,026.34* |

3.2.11. Additional requirements to be met by issuers being joint stock investment pools or insurance organizations.

***The Company is neither a joint stock investment pool, nor an insurance organization.***

3.2.12. Additional requirements to be met by issuers, whose primary activity is mineral resources extraction.

***For information on licenses, please refer to Item 3.2.9.***
***Rule No. 3314-1 of the Supreme Council of the RF "On Procedure for Putting into Execution Statute on Procedure for Licensing Subsurface Use" dated 15 July, 1992 and Law No. 2395-1of the RF "On Subsurface" dated 21 February, 1992 govern the process of license grant and renewal.***

***Given considerable gas reserves and gas extraction, the Company seeks to increase the earning capacity of the sector through a complete production***

*chain encompassing gas extraction and refining. To that end, in January of 2002 OJSC "Surgutneftegas" founded Gas Processing Division.*

*The Company pays all sorts of taxes and effects all kinds of payments stipulated by the Laws of the Russian Federation and by Legal Acts of the Khanty-Mansiysky Autonomous Okrug based on the laws of the Russian Federation and will continue to do so within established periods.*

*"KINEF" Ltd. located in the city of Kirishi represents the sector of oil refining and petrochemistry.*

*The company's marketing network comprises five enterprises which are located in the north-west of Russia and dominate the region's fuel markets. The following are the enterprises: Limited Liability Company "Kaliningradnefteprodukt", Limited Liability Company Marketing Association "Tvernefteprodukt", Limited Liability Company Marketing Association "Pskovnefteprodukt", Limited Liability Company "Novgorodnefteprodukt", Open Joint Stock Company "Lennefteprodukt".*

3.4. Plans for the Issuer's future activity.

*In 2004, the Company will go on to enlarge its resource base through prospecting and acquisition of hydrocarbon reserves.*

*On its license blocks in Western Siberia, the Company is planning to more than triple seismic investigations, conduct deep prospect drilling at 11 structures, construct 81 prospecting and exploratory wells, and deepen 39 development wells.*

*Conducting exploration work in Eastern Siberia, the Company in 2004 will construct 3 exploratory wells and draw up a long-term exploration work program for this particular region.*

*This year targets in terms of oil and gas production are 58.6 mn tons and 14.5 bcm correspondingly.*

*Besides, the Company is planning to bring into production five new oil-fields: Larkinskoe, Synyeganskoe, Yukyaunskoe, Severo-Labatyuganskoe located in Khanty-Mansiysky Autonomous Okrug, and the Cental Block of Talakanskoe located in the Republic of Sakha (Yakutia). Above that, the Company is planning to construct 848 new producing wells; applying various stimulation methods, to treat over 5,000 wells of operating well stock; to perform 536 hydrofrac well-operations, to carry out 343 side-tracking operations.*

*The Company will process over 3.8 bcm of gas. It will go on to carry out the Gas-Processing Plant Up-Dating Project, which, when completed, will allow to process up to 7 bcm of gas.*

***As for its "KINEF" refinery, the Company will continue with the construction of the deeper conversion plant and the modernization of the production facilities, with the latter aimed at higher durability and triennial overhaul period of the equipment. The Company's target in terms of oil refining is 15.9 mn tons.***

**3.5. The Issuer's share in industrial, bank, financial groups, holdings, groups of companies, and associations.**

The organization's full name: ***Association "Information and Cooperation Council of the Fuel and Energy Complex"***
The Issuer's position and functions in the organization: ***Member of the Association***

## 3.6. The Issuer's subsidiaries and in-house companies.

| No. | Full and abbreviated firm name, location | Reasons why a company is recognized as a subsidiary or an in-house company of OJSC "Surgutneftegas" | OJSC "Surgutneftegas" share in the charter capital of a subsidiary or an in-house company (subsidiary's or in-house company's ordinary stock share owned by OJSC "Surgutneftegas") | Subsidiary's (in-house company's) share in the charter capital of OJSC "Surgutneftegas" (OJSC "Surgutneftegas" ordinary stock share owned by a subsidiary or an in-house company) | A company's basic activity | The significance of a company for activities of OJSC "Surgutneftegas" |
|---|---|---|---|---|---|---|
| 1. | *Limited Liability Company "Invest-Zaschita" LLC "Invest-Zaschita" Location: Russian Federation, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, Surgut* | *Overwhelming participation in the charter capital* | *87.25%* | *0.0912%* | *- brokerage activity;<br>- dealer activity;<br>- administration of securities;<br>- consulting about securities trading* | *Assistance in ensuring the rights of shareholders of OJSC "Surgutneftegas"* |
| 2. | *Limited Liability Company "Investsibirstroy" LLC "Investsibirstroy" Location: Russian Federation, Tyumenskaya Oblast, Surgut* | *Overwhelming participation in the charter capital* | *100%* | - | *- construction and repairs of trunk pipelines through which oil, gas, and water are transported<br>- housing and recreation facilities construction* | *Boosting construction potential of OJSC "Surgutneftegas"* |
| 3. | *Closed Joint Stock Company "Surgutneftestroy" CJSC "Surgutneftestroy" Location: RF, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, Surgut* | *Overwhelming participation in the charter capital* | *100% (100%)* | - | *Being dissolved* | *Being dissolved* |
| 4. | *Limited Liability Company "Strakhovoye Obshchestvo "Surgutneftegas" LLC "Strakhovoye Obshchestvo "Surgutneftegas"* | *Overwhelming participation in the charter capital* | *99.97%* | - | *- providing various types of insurance* | *Insuring OJSC "Surgutneftegas" assets* |

| | | | | | | |
|---|---|---|---|---|---|---|
| | *Location: Russian Federation, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, Surgut* | | | | | |
| 5. | *Limited Liability Company "Neft-Konsalting"<br>LLC "Neft-Konsalting"<br>Location: RF, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, Surgut* | *Overwhelming participation in the charter capital* | *95%* | *0.0079<br>(0.0019)* | *- brokerage activity;<br>- dealer activity;<br>- administration of securities;<br>- consulting about securities trading* | *Developing the region's securities market infrastructure. Profit earning* |
| 6. | *Limited Liability Company "Central Surgut Depositary"<br>LLC "Central Surgut Depositary"<br>Location: Russian Federation, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, Surgut* | *Overwhelming participation in the charter capital* | *63.233%* | *0.0378%<br>(0.0446%)* | *- depositary activity* | *Developing the region's securities market infrastructure.* |
| 7. | *Closed Joint Stock Company "Surgutneftegasbank"<br>CJSC "SNGB"<br>Location: Russian Federation, Khanty-Mansiysky Autonomous Okrug, Surgut* | *Overwhelming participation in the charter capital* | *91.591%<br>(93.4382%)* | - | *- conducting bank transactions* | *Conducting settlement operations, cash payments and other bank transactions for OJSC "Surgutneftegas"* |
| 8. | *Limited Liability Company "Production Association "Kirishinefteorgsintez"<br>LLC "KINEF"<br>Location: RF, Leningradskaya oblast, Kirishi* | *Overwhelming participation in the charter capital* | *99.9904%* | - | *- oilstock refining, manufacturing and marketing of oil products:<br>- automobile gasoline, diesel fuel and fuel oil, petroleum asphalt, aromatic hydrocarbons and other products of* | *Refining of oil supplied by OJSC "Surgutneftegas"* |

| | | | | | | |
|---|---|---|---|---|---|---|
| | | | | | *refining and petrochemistry.* | |
| *9.* | *Limited Liability Company "Kaliningradnefteprodukt" LLC "Kaliningradnefteprodukt" Location: RF, Kaliningrad* | *Overwhelming participation in the charter capital* | *100%* | - | *- purchase, storage, and marketing of oil products* | *Marketing of oil products of OJSC "Surgutneftegas" group* |
| *10.* | *Limited Liability Company "Leasing Production" LLC "Leasing Production" Location: Russian Federation, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug – Yugra, Surgut* | *Overwhelming participation in the charter capital* | *93.0917%* | - | *- agency business, marketing, consulting services* | *Profit earning* |
| *11.* | *Limited Liability Company Marketing Association "Tvernefteprodukt" LLC "MA "Tvernefteprodukt" Location: RF, Tver* | *Overwhelming participation in the charter capital* | *100%* | - | *- purchase, storage, and marketing of oil products* | *Marketing of oil products of OJSC "Surgutneftegas"* |
| *12.* | *Limited Liability Company "Novgorodnefteprodukt" LLC "Novgorodnefteprodukt" Location: RF, Veliky Novgorod* | *Overwhelming participation in the charter capital* | *100%* | - | *- purchase, storage, and marketing of oil products* | *Marketing of oil products of OJSC "Surgutneftegas"* |
| *13.* | *Open Joint Stock Company "Institut po proyektirovaniyu predpriyatiy neftepererabatyvayushchey i neftekhimicheskoy promyshlennosti" ("Institute for Engineering of Petrochemical and Oil Refining Facilities") OJSC "Lengiproneftekhim" Location: RF, Saint Petersburg* | *Overwhelming participation in the charter capital* | *100%* | - | *- designing of structures and buildings, including process designing of fuel, production and refining structures and facilities* | *Developing projects for the companies of "Surgutneftegas" group* |

| | | | | | | |
|---|---|---|---|---|---|---|
| 14. | *Limited Liability Company Marketing Association "Pskovnefteprodukt" LLC "Pskovnefteprodukt" Location: RF, Pskov* | *Overwhelming participation in the charter capital* | *100%* | - | *- purchase, storage, and marketing of oil products* | *Marketing of oil products of OJSC "Surgutneftegas"* |
| 15. | *Limited Liability Company "Surgutneftegasburenie" LLC "Surgutneftegasburenie" Location: Russian Federation, Khanty-Mansiysky Autonomous Okrug, Surgut* | *Overwhelming participation in the charter capital* | *100%* | - | *- construction of oil/gas development and injection wells* | *Boosting construction potential of OJSC "Surgutneftegas"* |
| 16. | *Open Joint Stock Company "Sovkhoz "Chervishevsky" OJSC "Sovkhoz "Chervishevsky" Location: Russian Federation, Tyumenskaya Oblast, Tyumensky District, s. Chervishevo* | *Overwhelming participation in the charter capital* | *99.9994% (99.9994%)* | - | *- grain and vegetables growing; dairy, flour, feed-concentrates, bakery products, pastry, pasta, sausage goods, fruit jam production; meat supply; cattle keeping; woodwork* | *Supplying the workforce of OJSC "Surgutneftegas" with products of agricultural industry* |
| 17. | *Limited Liability Company "Surgutmebel" LLC "Surgutmebel" Location: Russian Federation, Khanty-Mansiysky Autonomous Okrug, Surgut District, p. Barsovo* | *Overwhelming participation in the charter capital* | *100%* | - | *- wooden construction materials* | *Manufacturing construction materials, components, and assemblies for the needs of OJSC "Surgutneftegas"* |
| 18. | *Open Joint Stock Company "Surgutpolimer" OJSC "Surgutpolimer" Location: Russian Federation, Khanty-Mansiysky Autonomous Okrug, Surgut* | *Participation in the charter capital* | *30% (30%)* | | *Being liquidated* | *Being liquidated* |

**3.7. The constitution, structure, and cost of the Issuer's fixed assets; information on plans to purchase, replace, and dispose of fixed assets, as well as on all facts of encumbrance of the Issuer's fixed assets.**

3.7.1. Fixed assets

RUR '000

| No. | Name of fixed assets group | Full value prior to reappraisal | Written down (net of depreciation) value prior to reappraisal | Date of reappraisal | Full value after reappraisal | Written down (net of depreciation) value after reappraisal |
|---|---|---|---|---|---|---|
| 1 | Land and objects of nature management | ***3,514*** | ***3,514*** | ***as of 01.01.2004*** | ***3,514*** | ***3,514*** |
| 2 | Buildings | ***36,966,873*** | ***26,083,940*** | | ***41,593,713*** | ***29,971,611*** |
| 3 | Plant | ***405,372,989*** | ***136,768,307*** | | ***479,261,971*** | ***170,727,234*** |
| 4 | Machinery and equipment | ***98,854,579*** | ***43,234,049*** | | ***117,846,953*** | ***52,745,389*** |
| 5 | Transport vehicles | ***16,434,191*** | ***6,564,339*** | | ***16,894,899*** | ***6,947,406*** |
| 6 | Production and economic fittings | ***1,068,604*** | ***479,732*** | | ***1,292,151*** | ***550,115*** |
| 7 | Perennial growing stock | ***1,190*** | ***1,078*** | | ***15,709*** | ***15,370*** |
| 8 | Other types of fixed assets | ***3,358,723*** | ***2,517,590*** | | ***76,753*** | ***41,313*** |
| | Total, RUR: | ***562,060,663*** | ***215,652,549*** | | ***656,985,663*** | ***261,001,952*** |

The method of reappraisal of fixed assets.
***The reappraisal of fixed assets was based on the market value of correspondent fixed assets.***

Data on plans to purchase, replace, and dispose of fixed assets, the cost of which constitutes 10 and more per cent of the cost of the Company's fixed assets, and other fixed assets.
***As of the end of the reporting quarter there were no plans to purchase, replace, and dispose of fixed assets, the cost of which constitutes 10 and more per cent of the cost of the Company's fixed assets.***

Data on all facts of encumbrance of the Company's fixed assets.
***There are no encumbered fixed assets.***

3.7.2. The cost of the Issuer's real property.

As of 30.06.2004 RUR '000

| Name | Acquisition (replacement) cost | Accumulated depreciation |
|---|---|---|
| Real property | *526,769,452* | *331,582,593* |

***As of 01.01.2004, gross (replacement) cost of the Company's real property was revaluated and totaled RUR 520,874,907 thousand.***

## 4. Information on the Issuer's financial and economic activities.

### 4.1. Results of the Issuer's financial and economic activities.

4.1.1. Profit and Loss

| Item | 1H2003 | 1H2004 |
|---|---|---|
| Sales proceeds, RUR '000 | *95,662,184* | *128,705,617* |
| Gross profit, RUR '000 | *34,502,954* | *56,109,277* |
| Retained profit, RUR '000. | *23,743,479* | *36,122,924* |
| Labor capacity, RUR '000 / person | *1,114* | *1,547* |
| Capital productivity ratio, % | *43.64* | *51.27* |
| Return on assets, % | *4.66* | *5.94* |
| Return on equity capital, % | *4.86* | *6.20* |
| Product (sales) profitability, % | *29.55* | *37.45* |
| Uncovered loss as of the reporting date, RUR '000 | *0* | *0* |
| Uncovered loss as of the reporting date to grand total ratio | *0* | *0* |

***The above figures have been analyzed as of the end of the reporting quarter, i.e. in reference to Form 2, on an accrual basis. The figures are compared to the same period of the last financial year.***

***The trends and absolute values of return on assets and return on equity capital prove the strong financial position of the Company.***

4.1.2. Factors which caused a change in the Issuer's proceeding from sales of goods, products, works and services as well as in the Issuer's operating loss (profit).

***The major factor in contributing to the higher proceeding from sales recorded in the reporting quarter was favorable world oil and oil product prices, and increased output of products.***

### 4.2. The Issuer's liquidity position.

***Reporting period figures have been analyzed against the same reporting period of the last financial year.***

| Item | As of 30.06.2003 | As of 30.06.2004 |
|---|---|---|
| Working capital, RUR '000 | *169,424,838* | *169,768,103* |
| Leverage ratio | *0.04* | *0.04* |

| | | |
|---|---|---|
| Independent means autonomy ratio | *0.96* | *0.96* |
| Working capital-to-inventory ratio | *10.54* | *11.42* |
| Fixed asset index | *0.65* | *0.71* |
| Current liquidity ratio | *9.61* | *8.59* |
| Quick liquidity ratio | *8.68* | *7.86* |

***Relying on the above figures one can come to a conclusion that the Company enjoys a high level of financial solvency. The figures demonstrating the liquidity of the Company's balance sheet are many times larger than the standards. The Company has enough resources to fully meet all obligations from liquid assets. The Company is financially independent and has enough resources to independently acquire new assets and carry out production modernization programs in the short term.***

**4.3. The size, structure, and sufficiency of the Issuer's capital and current assets.**

4.3.1. The size and structure of the Issuer's capital and current assets:

RUR '000

| Item | As of 01.01.2004 | As of 30.06.2004 |
|---|---|---|
| Capital and reserves, total, i including: | *549,196,593* | *576,815,002* |
| charter capital *(According to the Company's Charter)* | *43,427,993* | *43,427,993* |
| own shares bought back from shareholders | - | - |
| reserve capital | *6,514,198* | *6,514,198* |
| added capital | *361,246,646* | *372,177,060* |
| retained profit | *138,007,756* | *154,695,751* |

RUR '000

| Item | As of 01.01.2004 | As of 30.06.2004 |
|---|---|---|
| Amount of the Issuer's current assets, total, including: | *193,291,086* | *195,880,549* |
| inventory | *14,458,817* | *14,866,129* |
| VAT on acquired values | *1,773,817* | *1,745,800* |
| receivables | *24,164,248* | *27,085,376* |
| short-term financial investments | *36,399,460* | *28,348,416* |
| cash | *635,465* | *497,402* |
| other current assets | *115,859,279* | *123,337,426* |

***Reserve capital is formed in accordance with the legislation of the Russian Federation and the Company's constituent documents.***
***The increase in the amount of added capital as of 01.01.2004 is due to additional appraisal of the amount of fixed assets.***
***The increase in current assets throughout the period under analysis was due to larger volume of sales by the Company.***
***The Company's current assets are financed through its own funds.***
***Item 3.2.6 of the present quarterly report contains the information on the Company's policy on current assets financing.***

4.3.2. Capital and current assets sufficiency

RUR '000

| Item | As of 30.06.2003 | As of 30.06.2004 |
|---|---|---|
| **Sufficiency of the Company's equity capital** | *453,930,432* | *548,231,113* |
| **Sufficiency of the Company's current assets** | *191,379,340* | *195,864,234* |

| Item | As of 30.06.2003 | As of 30.06.2004 |
|---|---|---|
| **Average daily operating expenses, RUR '000/day** | *72* | *91* |

***The data of the accounting reports and items being calculated prove the fact that the Company has sufficient equity capital and current assets to settle short-term liabilities and cover its current operating expenses.***

4.3.3. Cash funds.

***The Company's demand for cash funds for the third quarter and for the whole 2004 is based on the Company's need to carry out its production program and production modernization plan.***
***Sources to meet the demand for cash funds are the Company's own funds, including profit for the current period and prior periods. Since the Company has enough cash on deposit and in other financial investments, it is able not to use borrowed funds.***
***There are no bank accounts attached. A bank's file does not contain any accounts payable.***

4.3.4. The Issuer's financial investments.

***The Company does not have financial investments constituting 10 and more per cent of all its financial investments as of the end of the reporting quarter.***

4.3.5. The Issuer's intangible assets.

**As of 30.06.2004**

RUR '000

| Name of the group of intangible assets | Acquisition (replacement) cost | Accumulated depreciation |
|---|---|---|
| Intangible assets, total | *290,001* | *140,830* |
| Including intellectual property (exclusive rights on the results of intellectual property) | *290,001* | *140,830* |

***The Company records its intangible assets in accordance with PBU 14/2000 "Intangible Assets Recognition" ratified by Order of the Ministry of Finance of the RF No91n dated 16 October 2000.***

**4.4. Data on the Issuer's philosophy and expenditures for scientific-and-technological development, advanced designs, research work, as well as in relation to licenses and patents.**

1. OJSC "Surgutneftegas" research and development (R&D) activity.
*In 2004, research engineers at the Company's R&D Institute "SurgutNIPIneft" have been carrying out 65 research projects, which translated into RUR 167.4 mn in 1H2004.*

*As part of these projects, they draw up field development plans, create geologic and mathematical models of producing fields, conduct production tests on exploratory and development wells, study core samples and reservoir fluids.*

*Experimental field operations include introduction of drilling mud, cements, insulating compositions and well killing fluids developed by the Company's specialists, as well as simulation of in-situ combustion processes.*

*The Company's research team also provides engineering and process solutions for horizontal wells construction in Bazhenov suites under abnormal formation pressure conditions, and creates advanced oil recovery technology for low-productive $US_2$ horizons to be used for well opening, completion and killing.*

*Methods of economic assessment of project designs are enhanced on a constant basis with economic environment and tax law taken into account.*

*The introduction of laboratory equipment in the cities of Surgut and Tyumen, the quest for a larger accrediting area and new research methods, the mastering of advanced software tools are in progress.*

*Much work has been under way on the method, software, and administrative support for the integrated geological-geophysical data bank, on the preparation of long-term stimulation of formation plans, on the economic-feasibility study for a higher productive rate due to various methods, on the streamlining of fields design and development strategies on the basis of mathematical models of fluid flow, which take into consideration all the known features of formation geological structures, production methods, and development system implementation.*

*Moreover, much work has been under way on advanced training of scientific personnel.*

*The research engineers are regular participants of sessions on wells research and scientific-and-feasible conferences. Besides, they contribute to various scientific and technical publications.*

*Twenty-three out of 141 R&D projects were completed in the first half of 2004.*

2. The efficiency of completed R&D projects, technical upgrading plans.

*The Company's investments in its R&D sector in 1H2004 totaled RUR 30,850 thousand.*

*1. Introduction of new equipment.*

*The Company's technical upgrading plan for 2004 includes 272 measures intended to introduce new equipment and technology.*

*Some of the most efficient measures are:*

*installation of new units such as Heater Treater;*

*construction of gas turbine power plants (GTPP);*

*well recovery through sidetracking operations;*

*application of biopolymer drilling mud in well construction.*

*The above measures involve 42 structural units of the Company and a number of contractors.*

*The greatest economic effect of the measures performed to upgrade the Company's production facilities was achieved in the following sectors:*

*well servicing and workover;*

*well construction;*

*oil treatment;*

*R&D and design and exploration work.*

*2. New equipment and technology tests.*

*A pilot project plan for 2004 to test prototypes of new equipment and technology comprises 44 exercises.*

*In 1H2004, the Company carried out the following tests:*

*perforating gun PMI-54 (modularized);*

*ZPMS packer (PPDS analogy);*

*nut tapper and hydraulic shears for well workover;*

*hydraulic cement valve "Cemcheckvalve" used for sidetracking operations;*

*"Baro-Trol" inhibitors for drilling mud;*

*improved automated group metering units with Coriolis acceleration flowmeters;*

*vehicle maintenance practices based on microprocessor engine control system, etc.*

3. *OJSC "Surgutneftegas" rationalization, inventive, and patent activity.*

*In the first half of 2004, 1,573 authors took part in rationalization activity. As many as 980 rationalization proposals were introduced.*

*In the first half of 2004, the Company executed and sent Rospatent's Federal Institute of Industrial Property 25 applications, including: 1 invention, 3 utility models, 21 software tools and databases.*

*The Company obtained 14 documents of title (together with those sent earlier), including 3 patents for inventions, 6 patents for utility models, 5 data*

*base official registration certificates, and 5 resolutions to grant documents of title, including 2 patent for inventions, and 3 patents for utility models.*

*Four more applications for inventions, 1 application for a utility model, 17 applications for software tools and data bases official registration are pending.*

*Documents of title to R&D products obtained under the patent plan increased the cost of intangible assets by RUR 19.215 mn in 1H2004.*

4.5. Analysis of trends in the oil business.

*Despite a 4% growth in world oil production to 79.31 mn b/d, the oil market remained quite active throughout the reporting year. Brent (Dated) average leaped to 28.83 USD/bbl in 2003 from 25.02 USD/bbl in 2002. The average price for Russian export crude Urals (Med) climbed 13.9% up against the previous year settling at 27.04 USD/bbl.*

*Soaring demand and high oil and gas prices the world markets witnessed during the last few years were the driving forces that influenced the trend and pace of Russian oil sector development.*

*In 2003, Russian oil production increased by 11% to 421.3 mn tons leading the country as the world's largest oil producer with an 11% share in global oil output. Domestic gas production grew by 4% and totaled 620.3 bcm with over 40 bcm of associated petroleum gas produced by Russian oil companies. Over the past few years, they have accounted for 6% of total domestic gas production. However, following higher domestic gas prices and possible gas supplies to end users, the country's market has demonstrated a growing tendency to step up the rate of gas production by Russian oil companies, which hit 16% in 2003.*

*Initial oil refining in Russia rose by more than 2% year-on-year and amounted to about 190 mn tons in 2003. Gasoline and diesel fuel output increased 1.2% and 2.4 correspondingly; fuel oil output remained at year-ago level; oils and lubricants output went 9.6% up compared to the previous year.*

*Against the backdrop of stable domestic consumption of 80 mn tons of oil products a year and low Russian oil products market potential, oil and refined products export to foreign markets has come to the fore as a major factor of the industry's development.*

*Throughout 2003, Russian oil export increased by some 10% against the previous year and totaled around 190 mn tons. The upward trend was further supported by expanding export capacities of Open Joint Stock Company "AK "Transneft". High oil prices were another contributing factor that pushed up oil exports by rail and by sea.*

*The above economic performance of 2003 appears to be encouraged by the following recent developments in the sector:*

- *the situation on world oil markets is quite favorable, oil consumption is growing by 1.5% to 2% annually;*
- *the capacity of the domestic oil products market is limited to 80 mn tons a year, and domestic oil products demand is almost flat;*
- *oil production in Russia has been aggressively growing ever since with international markets rising;*
- *more oil and oil products have been exported via Transneft and Transnefteprodukt systems as well as by other means of transportation;*
- *new oil and gas bearing areas have been discovered in Timano-Pechora and Eastern Siberia, offshore in the Caspian sea and the northern seas;*
- *new oil delivery routes are being developed to tap the U.S. and Asian Pacific Region markets;*
- *as domestic gas prices have been rising, independent producers have increased gas production.*

*The Company is one of the largest and fastest growing oil and gas producers in Russia. In 2003, the Company accounted for 13% of Russian oil production, about 2% of the country's gas production and some 8% of initial oil refining in the Russian Federation.*

*The Company's growth largely depends on development of the Russian oil industry in general. To enhance its performance in the long run, the Company takes advantages of the current industry trends.*

*On the production side, we broke through a fifty million benchmark and produced 54 mn tons of oil, an 11% increase.*

*The Company relied more heavily than ever on advanced technologies employed in field development and hydrocarbon production, namely the construction of horizontal wells, simultaneous drilling, sidetracking, and hydraulic fracture operations. To a considerable extent it is the application of such technologies that let the Company increase the average well flow rate by 10%.*

*Making efforts to strengthen the Company's productivity, we carried on reducing costs and streamlining our expenditure monitor system. That resulted in the economy cut of more than RUR 30 per a ton of oil produced. Besides, we introduced Capital Development Investments Record and Analysis Information Systems as well as Operational Costs Record and Analysis Information Systems with a breakdown of data into fields and wells.*

*Above that, last year the Company succeeded in providing an additional impetus to its gas sector: gas extraction was enhanced by 4% to around 14 bcm, gas processing grew by 36% to 4 bcm. We went on modernizing and*

*rehabilitating our gas processing plant; once all the work aimed at the improvement is accomplished, gas-processing capacities will be almost doubled.*

*As for its energy sector, the Company was engaged in the construction of new gas turbine electric power stations at its remote fields; electric-power generation rose by 8% to over 300 mn kWh, as compared to the previous year.*

*On the downstream side, extensive work was done to upgrade the technology of petroleum refining and increase conversion ratios, produce new products and improve the environmental image of existing ones. Our top-priority investment project in this area is construction of the hydrocracker at our refinery.*

*The Key Risks Related to the Company's Operations section contains a list of some major factors that may deeply affect the Company's performance.*

*The Issuer believes that its activity in the industry has been a success. The Company managed to boost oil refining, bring production, refining and transportation technology up to date, improve management practices, and cut down expenses. The Issuer's performance is either in line with the industry trends or leading the industry.*

## 5. Detailed information on persons being members of the Issuer's management bodies, agencies supervising its financial and economic activities, and summary on its staff (employees).

### 5.1. Information on structure and competence of the Issuer's management bodies.

*The general shareholders' meeting is the supreme administrative body of the Company.*

*The Board of Directors carries out the general management of the Company's activities and has the right to make decisions on any matters concerning the Company's activities but those, which are related to the competence of the general shareholders' meeting according to the Company's Charter. The members of the Board of Directors are elected by the annual shareholders' meeting in accordance with the order provided for by the Company's Charter for a term till the next annual general shareholders' meeting. The members of the Board of Directors can be re-elected an unlimited number of times.*

*Director General is the individual executive body of the Company and manages the Company's current activities in the order and within the limits of competence determined by the Company's Charter as well as in accordance with the resolutions of the Board of Directors and the general shareholders' meeting. The Company's Board of Directors appoints Director General of the*

*Company for a five-year period. At expiration of Director General's term of office, the Board of Directors can appoint this person for the same period an unlimited number of times.*

*Director General reports to the Board of Directors and the Company's general meeting of shareholders.*

The powers of the Company's administrative bodies are determined by the Company's Charter.
The competence of the general shareholders' (participants') meeting in compliance with the Company's Charter (constituent documents):

*The competence of the general shareholders' meeting includes the following issues the resolutions on which are adopted if shareholders-owners of over 50% of the Company's voting shares taking part in the general shareholders' meeting have voted for it, except as otherwise provided by the Company's Charter:*

*1) to amend the Company's Charter or to approve the Company's Charter in a new wording excluding cases stipulated by the Federal Law "On Joint Stock Companies" and the Company's Charter;*

*2) to decrease charter capital through reduction of par value of shares, acquisition of a portion of shares by the Company to reduce their total amount or to redeem shares partly paid and through redemption of shares acquired or repurchased by the Company;*

*3) to approve the Company's annual reports and annual accounting statements, including profit and loss accounts of the Company and its profit and loss distribution;*

*4) to adopt a resolution to pay annual dividends, to approve the dividend size and the form of its payment on shares of each category (type). A resolution is adopted on the Board of Directors' recommendation. The annual dividend size can not exceed the size recommended by the Board of Directors;*

*5) to elect members to the Company's Auditing Commission and to terminate their powers ahead of schedule, to approve the Company's Auditing Commission Provisions;*

*6) to adopt resolutions to restructure the Company;*

*7) to adopt resolutions to liquidate the Company, to appoint the liquidation committee and approve the interim and final liquidation balance sheets;*

*8) to determine the quantity of the Company's Board of Directors, to elect members to the Board of Directors and terminate their powers ahead of schedule;*

*9) to determine the amount of declared shares, their par value, their category (type) and rights granted by these shares;*

*10) to approve the Company's auditor;*

*11) the procedure of general shareholders' meeting;*

*12) to establish the counting committee;*

*13) to determine the procedure following which the Company provides information (materials) being subject to presentation to shareholders while preparing for the general shareholders' meeting, including choice of a press agency in case of announcement publication;*
*14) share split and share consolidation;*
*15) according to the Federal Law "On Joint Stock Companies", to adopt a resolution that the Company approves deals in case the Company is an interested party in carrying out the deal, excluding deals carried out between the Company and Open Joint Stock Company "Neftyanaya Kompaniya "Surgutneftegas" (OJSC "NK "Surgutneftegas") in accordance with the order provided for by the Company's Charter;*
*16) to adopt resolutions to approve large-scale deals by the Company, in accordance with Item 3 of Article 79 of the Federal Law "On Joint Stock Companies";*
*17) to increase the Company's charter capital through placement of additional ordinary shares through public subscription if the quantity of the ordinary shares additionally placed amounts to more than 25% of the ordinary shares earlier placed by the Company;*
*18) to increase the Company's charter capital through placement of additional shares through private subscription;*
*19) to place through private subscription issuing securities convertible into shares. To place through open subscription convertible issuing securities which can be converted into ordinary shares amounting to more than 25% of the ordinary shares earlier placed by the Company;*
*20) to increase the Company's charter capital through increase in par value of shares;*
*21) to make a decision to participate in holding companies, financial and industrial groups, associations and other unions of profit-making organizations;*
*22) to approve in-house documents governing the activities of the Company's bodies;*
*23) other issues provided for by the law of the Russian Federation currently in force.*

*Issues included in the competence of the general shareholders' meeting cannot be submitted to the Board of Directors and Director General of the Company.*

The competence of the Board of Directors (Supervisory Board) according to the Company's Charter (constituent documents):
*The competence of the Board of Directors includes the following issues:*

*1) to submit issues stipulated by the Company's Charter to the general shareholders' meeting for adopting a resolution;*
*2) to recommend the size of dividends paid to shareholders and the procedure of dividend payment;*
*3) to determine priority lines of the Company's activity;*

*4) to convene the annual and extraordinary general shareholders' meetings of the Company;*
*5) to adopt the general shareholders' meeting agenda;*
*6) to fix the date for making out the list of persons having the right to participate in the general shareholders' meeting, the date, the venue and the time of the general shareholders' meeting, informing shareholders of holding the meeting, of the list of materials (information) to be presented to shareholders upon preparation for the general shareholders' meeting, of the form and the text of a ballot paper;*
*7) to preliminary approve the Company's annual reports, balance sheets, profit and loss accounts;*
*8) to increase the Company's charter capital through placement by the Company:*
*- additional ordinary shares through public subscription within the quantity and the category (type) of declared shares if the quantity of the ordinary shares additionally placed amounts to 25% or less of the ordinary shares earlier placed by the Company;*
*- additional preferred shares through public subscription;*
*- additional shares at the expense of the Company's property;*
*9) to approve the report on the results of issue and purchase of the Company's shares by the Company;*
*10) to amend the Company's Charter brought about by the Company's charter capital increase due to increase in par value of shares;*
*11) to amend the Company's Charter brought about by the Company's charter capital increase due to the placement of additional shares;*
*12) the placement by the Company:*
*- bonds and other issuing securities convertible into shares if the stated bonds (other issuing securities) are placed through public placement and can be converted into the Company's ordinary shares amounting to 25% or less of the ordinary shares earlier placed;*
*- bonds and other issuing securities if they are not convertible into the Company's shares under the placement terms;*
*13) to determine the market value of the Company's property;*
*14) to purchase and buy back shares, bonds and other securities placed by the Company in cases stipulated by the Company's Charter;*
*15) to manage shares purchased and bought back by the Company and the shares made available for the Company due to the fact that buyers have not fulfilled their obligations to pay for them;*
*16) to elect the Chairman of the Board of Directors and the Deputy Chairman of the Board of Directors out of the members of the Board of Directors;*
*17) to appoint Director General of the Company, to determine the rate of bonuses and compensations paid to him;*
*18) to recommend the rate of bonuses and compensations paid to the members of the Company's Auditing Commission and to determine the amount of auditor's service payment;*
*19) to determine how the Company's reserve, purpose-oriented and other funds should be employed;*

*20) to approve the Company's in-house documents excluding those in-house documents which should be approved by the general shareholders' meeting in conformity with the Federal Law "On Joint Stock Companies" and other in-house documents of the Company which should be approved by Director General of the Company according to the present Charter;*
*21) to establish branches and to open representative offices of the Company;*
*22) to amend the Company's Charter brought about by newly established branches and representative offices and their liquidation;*
*23) to adopt resolutions to approve large-scale deals by the Company, in accordance with the Federal Law "On Joint Stock Companies";*
*24) according to the Federal Law "On Joint Stock Companies", to adopt a resolution that the Company approves deals in case the Company is an interested party in carrying out the deal, excluding deals carried out between the Company and Open Joint Stock Company "Neftyanaya Kompaniya "Surgutneftegas" (OJSC "NK "Surgutneftegas") in accordance with the order provided for by the Company's Charter;*
*25) to adopt a resolution to sign a contract establishing relations of the parent and subsidiary company between Open Joint Stock Company "Surgutneftegas" and Open Joint Stock Company "Neftyanaya Kompaniya "Surgutneftegas";*
*26) to approve the Company's registrar, to approve and to cancel an agreement with the Company's registrar;*
*27) other issues stipulated by the law of the Russian Federation.*

The competence of the individual and collegiate executive bodies of the Issuer in compliance with the Charter (constituent documents):
*The competence of Director General of the Company includes the following:*

*1. to implement resolutions of the general shareholders' meeting and of the Company's Board of Directors;*
*2. to issue orders, instructions, directions and other acts concerning the Company's activities; all the Company's employees are obliged to carry them out;*
*3. within the rights granted to him, to take all necessary actions to exercise legal powers to possess, use and dispose of the Company's property including signing contracts on acquisition and alienation of the Company's property; signing loan and credit agreements; besides, due to the fact that on the date of the general shareholders' meeting of the Company it is impossible to determine transactions being subject to carrying out to continue business relations between the Company and OJSC "NK "Surgutneftegas" in which Director General of the Company might be interested in the future, to decide that transactions of the abovementioned nature including agreements on borrowings as well as transactions on direct or indirect acquisition or alienation of property by the Company including shares up to the limit of 10% of the book value of Company's assets as of the date when the resolution on closing such transactions is adopted, can be carried out by Director General independently;*

*4. to represent on behalf of the Company in relations with any Russian or foreign legal and natural persons, to sign contracts and treaties on the territory of the Russian Federation and abroad, to carry out other transactions on behalf of the Company including signing contracts on acquisition of property the cost of which amounts up to 25% of the book value of the Company's assets according to the Company's accounting statements as of the last reporting date, to employ the Company's reserve, purpose-oriented and other funds in compliance with the directions of the Company's Board of Directors, to give letters of attorney to carry out transactions, to open settlement accounts and other accounts with banks and other organizations and institutions;*

*5. to deal with issues concerning investments to develop enterprises and organizations;*

*6. to approve and change the Company's structure, to establish and terminate activities of the Company's structural units, to approve the provisions on the Company's structural units;*

*7. to approve the manning table, the maintenance budget, the amount and the type of remuneration of labor paid to the Company's employees, Labor Internal Regulations and duty regulations for all categories of the Company's employees;*

*8. to employ, appoint, dismiss, and discharge the Company's employees, heads of structural units, to determine their salaries and bonuses, to take rewarding and punishment measures in regard of the Company's employees, to take decisions on making them materially responsible, to sign labor treaties (contracts) with the employees on behalf of the Company;*

*9. to tackle the issues related to the social development of the Company and its subsidiaries;*

*10. to make decisions on raising claims and suing on behalf of the Company against legal and natural persons both in the Russian Federation and abroad according to the law.*

*Director General of the Company also has the right to take decisions on any issues concerning management of current activities of the Company and its subsidiaries, which are not included in the competence of the general shareholders' meeting and the Company's Board of Directors. Director General independently takes all the decisions on matters falling within his competence.*

*For a period of his absence and under any other circumstances Director General has the right to appoint any of the Company's officials as acting Director General.*

## 5.2. Information on persons being members of the Issuer's management bodies.

Board of Directors (Supervisory Board).

Chairman:
Name: ***Usoltsev Alexander Viktorovich***
Date of birth: ***1938***
Education: ***Higher professional education***
Positions within last 5 years:
Period: -
Company: ***no***
Position: ***Does not hold a post***

Share in the Issuer's charter capital: ***0.0087%***
Share of the Issuer's common stock: ***0.01%***
Shares in the Issuer's subsidiary/subordinated companies:
***no shares***

Nature of kinship (if any): ***No***

Members of the Board of Directors:
Name: ***Ananiev Sergei Alexeevich***
Date of birth: ***1959***
Education: ***Higher professional education***
Positions within last 5 years:
Period: - ***1999 - present***
Company: ***Open Joint Stock Company "Surgutneftegas"***
Position: ***Head of oil and gas production division "Fedorovskneft"***

Share in the Issuer's charter capital: ***0.0048%***
Share of the Issuer's common stock: ***0.0054%***
Shares in the Issuer's subsidiary/subordinated companies:
***no shares***

Nature of kinship (if any): ***No***

Name: ***Bogdanov Vladimir Leonidovich***
Date of birth: ***1951***
Education: ***Higher professional education***
Positions within last 5 years:
Period: - ***1999 - present***
Company: ***Open Joint Stock Company "Surgutneftegas"***
Position: ***Director General***

Period: - ***1999 – October 2003***

Company: ***Open Joint Stock Company "Neftyanaya Kompaniya "Surgutneftegas"***
Position: ***President***

Period: - ***1999 – March 2004***
Company: ***Non-State Pension Fund "Surgutneftegas"***
Position: ***President of the Fund***

Share in the Issuer's charter capital: ***0.3028%***
Share of the Issuer's common stock: ***0.3674%***
Shares in the Issuer's subsidiary/subordinated companies:
***no shares***

Nature of kinship (if any): ***No***

Name: ***Bulanov Alexander Nikolaevich***
Date of birth: ***1959***
Education: ***Higher professional education***
Positions within last 5 years:
Period: - ***1999 - present***
Company: ***Open Joint Stock Company "Surgutneftegas"***
Position: ***Head of oil and gas production division "Surgutneft"***

Share in the Issuer's charter capital: ***0.0005%***
Share of the Issuer's common stock: ***0.0002%***
Shares in the Issuer's subsidiary/subordinated companies:
***no shares***

Nature of kinship (if any): ***No***

Name: ***Gorbunov Igor Nikolaevich***
Date of birth: ***1967***
Education: ***Higher professional education***
Positions within last 5 years:
Period: ***1999 - 2002***
Company: ***Open Joint Stock Company "Surgutneftegas"***
Position: ***Head of central engineering and technological service of oil and gas production division "Bystrinskneft"***

Period: ***2002 - present***
Company: ***Open Joint Stock Company "Surgutneftegas"***
Position: ***Head of oil and gas production division "Bystrinskneft"***

Share in the Issuer's charter capital: ***no share***
Share of the Issuer's common stock: ***no share***
Shares in the Issuer's subsidiary/subordinated companies:

***no shares***

Nature of kinship (if any): ***No***

Name: ***Matveev Nikolai Ivanovich***
Date of birth: ***1942***
Education: ***Higher professional education***
Positions within last 5 years:
Period: ***1999 - present***
Company: ***Open Joint Stock Company "Surgutneftegas"***
Position: ***Chief engineer – First Deputy Director General***

Share in the Issuer's charter capital: ***0.0105%***
Share of the Issuer's common stock: ***0.0122%***
Shares in the Issuer's subsidiary/subordinated companies:
***no shares***

Nature of kinship (if any): ***No***

Name: ***Medvedev Nikolai Yakovlevich***
Date of birth: ***1943***
Education: ***Higher professional education***
Positions within last 5 years:

Period: ***1999 - present***
Company: ***Open Joint Stock Company "Surgutneftegas"***
Position: ***Chief geologist – Deputy Director General***

Period: ***1999 - 2003***
Company: ***Open Joint Stock Company "Neftyanaya Kompaniya "Surgutneftegas"***
Position: ***Chief geologist***

Share in the Issuer's charter capital: ***0.035%***
Share of the Issuer's common stock: ***0.0418%***
Shares in the Issuer's subsidiary/subordinated companies:
***no shares***

Nature of kinship (if any): ***No***

Name: ***Rezyapov Alexander Filippovich***
Date of birth: ***1952***
Education: ***Higher professional education***
Positions within last 5 years:

Period: ***1999 - 2001***
Company: ***Open Joint Stock Company "Surgutneftegas"***
Position: ***Deputy Director General on Capital Construction – Capital Construction Division Head***

Period: ***2001 - present***
Company: ***Open Joint Stock Company "Surgutneftegas"***
Position: ***Deputy Director General on Capital Construction***

Share in the Issuer's charter capital: ***0.0206%***
Share of the Issuer's common stock: ***0.024%***
Shares in the Issuer's subsidiary/subordinated companies:
***no shares***

Nature of kinship (if any): ***No***

Name: ***Usmanov Ildus Shagalievich***
Date of birth: ***1954***
Education: ***Higher professional education***
Positions within last 5 years:

Period: ***1999 - 2003***
Company: ***Open Joint Stock Company "Surgutneftegas"***
Position: ***Chief engineer of oil and gas production division "Nizhnesortymskneft"***

Period: ***2003 - present***
Company: ***Open Joint Stock Company "Surgutneftegas"***
Position: ***Head of oil and gas production division "Nizhnesortymskneft"***

Share in the Issuer's charter capital: ***0.0018%***
Share of the Issuer's common stock: ***0.0022%***
Shares in the Issuer's subsidiary/subordinated companies:
***no shares***

Nature of kinship (if any): ***No***

Executive body:
Single executive body (the data are the same when authority is delegated to the executive manager):

Name: ***Bogdanov Vladimir Leonidovich***
Date of birth: ***1951***
Education: ***Higher professional education***
Positions within last 5 years:
Period: ***1999 - present***

Company: ***Open Joint Stock Company "Surgutneftegas"***
Position: ***Director General***

Period: ***1999 – October 2003***
Company: ***Open Joint Stock Company "Neftyanaya Kompaniya "Surgutneftegas"***
Position: ***President***

Period: ***1999 – March 2004***
Company: ***Non-State Pension Fund "Surgutneftegas"***
Position: ***President of the Fund***

Share in the Issuer's charter capital: ***0.3028%***
Share of the Issuer's common stock: ***0.3674%***
Shares in the Issuer's subsidiary/subordinated companies:
***no shares***

Nature of kinship (if any): ***No***

**5.3. Data on remuneration, incentives and/or compensation for expenses for each management body of the Issuer.**

Remuneration paid to members of the Issuer's Board of Directors in 2003 (RUR): ***19,625,000***

Total (RUR): ***19,625,000***

***Remuneration for members of the Company's Board of Directors is paid in accordance with the Company's Charter.***

**5.4. Data on the structure and competence of the control authorities supervising the Issuer's financial and economic activities.**

***The Company's Auditing Commission is established to supervise the Company's financial and economic activities. The Company's Auditing Commission consists of three members elected by the general shareholders' meeting out of shareholders or their proxies. Shares owned by members of the Board of Directors and the Company's Director General cannot vote to elect members of the Auditing Commission. The Auditing Commission passes resolutions at its meetings or through polls by a majority of its members' vote, following the procedure established in the Statute on Auditing Commission. A member of the Auditing Commission cannot be a member of the Board of Directors; neither can s/he hold a post of the Company's Director General.***

***Once a financial year is over, the Auditing Commission conducts a yearly audit (inspection) of the Company's activities. An unscheduled audit (inspection) is conducted by the Commission at any time on its own initiative,***

*in compliance with a resolution adopted by the general shareholders' meeting, at a shareholder's (shareholders') request in writing, provided the shareholder (shareholders) own in aggregate at least 10% of the Company's voting shares or in accordance with a resolution passed by the Board of Directors. As requested by the Auditing Commission, persons holding posts in the Company's control authorities must timely provide the Auditing Commission with all necessary information and documents concerning the Company's financial and economic activities. On the basis of results of the Company's financial and economic activity audit the Auditing Commission draws a conclusion.*

*The Auditing Commission is entitled to demand an extraordinary general shareholders' meeting be convened, following the procedure stipulated by the Company's Charter.*

*To have an annual fiscal accounting audited and confirmed, the Company annually hires a professional auditor who does not share any property interests with the Company or with its shareholders.*

*The general shareholders' meeting approves the Company's auditor. The auditor's service payment is determined by the Company's Board of Directors.*

*An audit of the Company's activity must be conducted at any time at a shareholder's (shareholders') request in writing, provided the shareholder (shareholders) own in aggregate at least 10% of the Company's placed shares.*

**5.5. Information on persons being members of the Issuer's financial and economic activity control authorities.**

Persons on the control authorities:
Name: ***Belousova Tatyana Mikhailovna***
Year of birth: ***1946***
Education: ***higher professional education***
Positions within last 5 years:
Period: ***1999 - present***
Company: ***Open Joint Stock Company "Surgutneftegas"***
Position: ***Deputy Chief Accountant, Auditing Department Head***

Share in the Issuer's charter capital: ***0.0015%***
Share of the Issuer's ordinary shares: ***0.0014%***
Shares in the Issuer's subsidiary/ subordinated companies:
***no shares***

Nature of kinship (if any): ***no***

Name: ***Komarova Valentina Panteleevna***

Year of birth: ***1948***
Education: ***higher professional***
Positions within last 5 years:
Period: ***1999 - 2002***
Company: ***Open Joint Stock Company "Surgutneftegas"***
Position: ***Deputy Finance Division Head***

Period: ***2002 - present***
Company: ***Open Joint Stock Company "Surgutneftegas"***
Position: ***First Deputy Finance Division Head***

Share in the Issuer's charter capital: ***0.0002%***
Share of the Issuer's ordinary shares: ***0.0003%***
Shares in the Issuer's subsidiary/ subordinated companies:
***no shares***

Nature of kinship (if any): ***no***

Name: ***Oleynik Tamara Fedorovna***
Year of birth: ***1947***
Education: ***secondary professional***
Positions within last 5 years:

Period: ***1999 - 2002***
Company: ***Surgut Commercial Bank "Surgutneftegasbank" LLC***
Position: ***Back Office Head, Branch No. 1***

Period: ***2002 - present***
Company: ***Closed Joint Stock Company "Surgutneftegasbank"***
Position: ***Legal Entities Crediting Division Head***

Share in the Issuer's charter capital: ***no share***
Share of the Issuer's ordinary shares: ***no share***
Shares in the Issuer's subsidiary/ subordinated companies:
***no shares***

Kinship (if any): ***no***

**5.6. Information on remuneration, benefits and/or reimbursement for expenses to the financial and economic activity control authorities.**

Remuneration paid to the members of the Company's Auditing Commission in 2003 (RUR): ***174,406***
Total (RUR): ***174,406***

***Remuneration to the members of the Company's Auditing Commission is paid in accordance with contracts concluded with them.***

**5.7. Information on the number and summary data on education, on categories of the Issuer's employees (workers), and on changes in the number of the Issuer's employees (workers).**

Average number of employees (wage-earners) and the amount of allocations for wages and public assistance.

| Item | 2Q2004 |
|---|---|
| *Average number of employees, persons* | *82,730* |
| *Volume of money intended for remuneration of labor, RUR '000* | *6,573,756.3* |
| *Volume of money intended for public assistance, RUR '000* | *120,427.6* |
| *Total volume of applied funds, RUR '000* | *6,694,183.9* |

Age and education breakdown of the Issuer's employees (wage-earners)

| Item | 2Q2004 |
|---|---|
| *Employees under 25 years of age, %* | *10.20* |
| *Employees in the 25-35 age range, %* | *27.00* |
| *Employees in the 35-55 age range, %* | *59.90* |
| *Employees over 55 years of age, %* | *2.90* |
| *TOTAL*<br>*Including those with:* | *100* |
| *general secondary education or complete general education, %* | *62.47* |
| *basic or secondary professional education, %* | *19.85* |
| *higher professional education, %* | *17.59* |
| *postgraduate professional education, %* | *0.09* |

***The employees (wage-earners) of the Company formed a trade union committee.***

**5.8. Information on any obligations of the Issuer to its employees (wage-earners) relating to their possible participation in the Issuer's charter (reserve) capital (co-op share fund).**

***No such obligations***

## 6. Information on the Issuer's participants (shareholders) and on transactions conducted by the Issuer which were of proprietary interest.

**6.1. Information on the number of the Issuer's shareholders (participants).**

Total number of shareholders (participants): ***41,632***
Total number of nominee shareholders: ***28***

**6.2. Information on the Issuer's participants (shareholders) who hold not less than 5% of its charter (reserve) capital (co-op share fund) or not less than 5% of its ordinary shares; information on participants (shareholders) of such persons who hold not less than 20% of their charter (reserve) capital (co-op share fund) or not less than 20% of their ordinary shares.**

Shareholders (participants) holding not less than 5 per cent of the Issuer's charter capital or not less than 5 per cent of its ordinary shares:

1. Name: ***"ING BANK (EVRAZIYA) ZAO"***
Location: ***123022, Moscow, ul. Krasnaya Presnya, 31***
Share of the commercial organization in the Issuer's charter capital: ***15.648%***
Fraction of the Issuer's ordinary shares held by the commercial organization: ***8.617%***
Form of the registered entity: ***a nominee shareholder***

2. Name: ***Closed Joint Stock Company "Surgutneftegasbank"***
Location: ***Russian Federation, Khanty-Mansiysky Autonomous Okrug, Surgut***
Share in the Issuer's charter capital: ***21.358%***
Fraction of the Issuer's ordinary shares: ***23.307%***
Form of the registered entity: ***a nominee shareholder***

3. Name: ***Closed Joint Stock Company "International Moscow Bank"***
Location: ***119034, Moscow, Prechistenskaya nab., 9***
Share in the Issuer's charter capital: ***7.726%***
Fraction of the Issuer's ordinary shares: ***9.392%***
Form of the registered entity: ***a nominee shareholder***

**6.3. Information on the share of the state or municipal formation in the Issuer's charter (reserve) capital (co-op share fund), on a special right ("golden share").**

Share of the Issuer's charter capital held by the state (federal authorities, constituents of the RF) municipal authorities: ***no share***

Special right for the Russian Federation, constituents of the Russian Federation, and municipalities to participate in management of the Issuer ("golden share"): ***no such right***

**6.4. Information on restrictions on participation in the Issuer's charter (reserve) capital (co-op share fund).**

***No restrictions***

**6.5. Information on changes in the list of the Issuer's shareholders (participants) holding not less than 5 per cent of its charter (reserve) capital**

(co-op share fund) or not less than 5 per cent of its ordinary shares, and their shares.

| No. | Date of making the list | Full name | Abbreviated name | Share in the charter capital, % | Fraction of ordinary shares, % |
|---|---|---|---|---|---|
| *1* | *17.03.2000* | *Non-state Pension Fund "Surgutneftegas"* | *NPF "Surgutneftegas"* | *6.74* | *8.46* |
| *2* | *17.03.2000* | *Open Joint Stock Company "Neftyanaya Kompaniya "Surgutneftegas"* | *OJSC "NK "Surgutneftegas"* | *45.4* | *56.34* |
| *3* | *17.03.2000* | *THE BANK OF NEW YORK INTERNATIONAL NOMINEES* | | *N/A* | *20.42* |
| *4* | *13.05.2000* | *Non-state Pension Fund "Surgutneftegas"* | *NPF "Surgutneftegas"* | *9.61* | *11.44* |
| *5* | *13.05.2000* | *Limited Liability Company "Central Surgut Depositary"* | *LLC "Central Surgut Depositary"* | *8.52* | *10.36* |
| *6* | *13.05.2000* | *Open Joint Stock Company "Neftyanaya Kompaniya "Surgutneftegas"* | *OJSC "NK "Surgutneftegas"* | *36.77* | *42.17* |
| *7* | *13.05.2000* | *THE BANK OF NEW YORK INTERNATIONAL NOMINEES* | | *13.6* | *13.74* |
| *8* | *16.03.2001* | *Limited Liability Company "Central Surgut Depositary"* | *LLC "Central Surgut Depositary"* | *6.29* | *7.64* |
| *9* | *16.03.2001* | *Non-state Pension Fund "Surgutneftegas"* | *NPF "Surgutneftegas"* | *10.53* | *12.55* |
| *10* | *16.03.2001* | *Open Joint Stock Company "Neftyanaya Kompaniya "Surgutneftegas"* | *OJSC "NK "Surgutneftegas"* | *36.77* | *42.17* |
| *11* | *16.03.2001* | *THE BANK OF NEW YORK INTERNATIONAL NOMINEES* | | *18.93* | *15.04* |
| *12* | *12.02.2002* | *Non-state Pension Fund "Surgutneftegas"* | *NPF "Surgutneftegas"* | *10.53* | *12.55* |
| *13* | *12.02.2002* | *THE BANK OF NEW YORK INTERNATIONAL NOMINEES* | | *20.93* | *16.94* |
| *14* | *12.02.2002* | *Open Joint Stock Company "Neftyanaya Kompaniya "Surgutneftegas"* | *OJSC "NK "Surgutneftegas"* | *36.77* | *42.17* |
| *15* | *31.01.2003* | *Non-state Pension Fund "Surgutneftegas"* | *NPF "Surgutneftegas"* | *10.52* | *12.52* |
| *16* | *31.01.2003* | *THE BANK OF NEW YORK INTERNATIONAL NOMINEES* | | *21.21* | *16.72* |
| *17* | *2.02.2004* | *THE BANK OF NEW YORK INTERNATIONAL NOMINEES* | | *14.8824* | *8.09* |

**6.6. Information on transactions conducted by the Issuer which were of proprietary interest.**

*Such transactions were not conducted in the reporting quarter*

## 6.7. Information on accounts receivable.

Accounts receivable as of 30.06.2004

RUR '000

| Type of accounts receivable | Due date | | | | | |
|---|---|---|---|---|---|---|
| | up to 30 days | 31-60 day range | 61-90 day range | 91-180 day range | 181 day -12 month range | over 12 months |
| Total accounts receivable, including: | *25,919,530* | *0* | *0* | *0* | *0* | *1,165,846* |
| buyers and customers, including:<br>*overdue* | *19,228,420*<br>*47,374* | | | | | *9,205*<br>- |
| bills receivable | *75,200* | | | | | |
| subsidiaries' and subordinate companies' amounts due | | | | | | |
| participants' (founders') arrears of charter capital contributions | | | | | | |
| advances issued | *1,633,921* | | | | | *34,125* |
| other debtors | *4,981,989* | | | | | *1,122, 516* |
| Total | *25,919,530* | *0* | *0* | *0* | *0* | *1,165,846* |

***As of 30.06.2004, there are no accounts receivable amounting to at least 10 per cent of the total accounts receivable.***

# 7. Accounting reports of the Issuer and other financial information.

## 7.1. Annual accounting reports of the Issuer.

***Not subject to presentation in the reporting quarter***

## 7.2. Accounting reports of the Issuer as of 30.06.2004.

*See Appendix 1*

## 7.3. Consolidated accounting reports of the Issuer for the last complete financial year.

*See Appendix 2*

## 7.4. Information on the total amount of export and on share of export in total sales.

| Item | Unit | 2Q2004 |
|---|---|---|
| Earnings derived from exports - total | *RUR '000* | *50,243,672* |
| Sales proceeds | *RUR '000* | *69,294,056* |
| Fraction of earnings derived from exports | *%* | *72.5* |

**7.5. Information on major changes in the Issuer's property after the end of the last complete financial year.**

***There were no major changes in the Issuer's property after the end of the last full financial year.***

**7.6. Information on the Issuer's participation in litigations in case such participation may substantially affect financial and economic activities of the Issuer.**

***There were no litigations which could have substantially affected activities of OJSC "Surgutneftegas" for three years prior to the last day of the reporting quarter.***

## 8. Additional information on the Issuer and issuing securities placed by the Issuer.

### 8.1. Additional information on the Issuer.

8.1.1. Information on amount and structure of the Issuer's charter (reserve) capital (co-op share fund).

The amount of the Issuer's charter capital (RUR): ***43,427,992,940***

The breakdown of the charter capital by categories of shares:

Ordinary shares:
number (shares): ***35,725,994,705***
total amount (RUR): ***35,725,994,705***
share in the charter capital: ***82.265%***

Preferred shares:
number (shares): ***7,701,998,235***
total amount (RUR): ***7,701,998,235***
share in the charter capital: ***17.735%***

***Information on American Depository Receipt programs on the Issuer's shares.***

***American Depository Receipts issued for OJSC "Surgutneftegas" ordinary shares are traded at "Frankfurter WertpapierBoerse", "Berliner Wertpapierborse', "Baden-Wurttemberg Wertpapier", "Bayerische Borse", and "NASD OTC BULLETIN Board". American Depository Receipts issued for OJSC "Surgutneftegas" preferred shares are traded at: "Berliner Wertpapierborse', "Baden-Wurttemberg Wertpapier", "Bayerische Borse", and "NASD OTC BULLETIN Board".***

Information on ADR program on ordinary registered shares of the Company:

**Program starting date is *December 30, 1996.***
**Program participants:**
1. issuer: ***OJSC "Surgutneftegas";***

2. depositary:
- *name:* ***The Bank of New York;***
- *location:* ***101 Barclay Street, New York NY 10286***

3. owners and beneficiary parties:
***Program conditions sine qua non: program type – sponsored, 1st level. The number of ordinary registered shares of the Company represented by one American Depository Receipt is 50.***

Information on ADR program on preferred registered shares of the Company:

**Program starting date *is March 1998.***
**Program participants:**
1. issuer: ***OJSC "Surgutneftegas";***

2. depositary:
- *name:* ***The Bank of New York;***
- *location:* ***101 Barclay Street, New York NY 10286***

3. owners and beneficiary parties:
***Program conditions sine qua non: program type – sponsored, 1st level. The number of preferred registered shares of the Company represented by one American Depository Receipt is 100.***

8.1.2. Information on changes in the amount of the Issuer's charter (reserve) capital (co-op share fund).

***Period: 1999***
***The amount of the charter capital did not change.***

***Period: 2000***
***The amount of the charter capital as of January 1, 2000 (RUR): 31,427,992,940***
***Breakdown of the charter capital by categories of shares as of January 1, 2000:***

***Ordinary shares:***
***total amount (RUR): 23,725,994,705***
***share in the charter capital: 75.493%***
***Preferred shares:***
***total amount (RUR): 7,701,998,235***
***share in the charter capital: 24.507%***

***The Company's administrative body, which took a decision to change the amount of the Company's charter capital: Board of Directors***

*Date and number of the minutes of the Board of Directors' meeting: June 28, 2000, No. 8*
*Amount of the charter capital after changes (RUR): 43,427,992,940*

*Breakdown of the charter capital by categories of shares after changes:*
*Ordinary shares:*
*total amount (RUR): 35,725,994,705*
*share in the charter capital: 82.265%*
*Preferred shares:*
*total amount (RUR): 7,701,998,235*
*share in the charter capital: 17.735%*

*Period: 2001*
*The amount of the charter capital did not change.*

*Period: 2002*
*The amount of the charter capital did not change.*

*Period: 2003*
*The amount of the charter capital did not change.*

8.1.3. Information on formation and use of reserve fund and other funds of the Issuer.

***Reserve Fund was formed in compliance with the Russian law and constituent documents of the Company. The amount of the Company's reserve fund shall be equal to at least 15% of the Company's charter capital. It is formed through compulsory annual deductions amounting to at least 5 per cent of net profit of the Company until the required amount is accumulated.***

RUR '000

| Fund name | As of 30.06.2004 | |
|---|---|---|
| | Amount of fund in terms of money | Amount of fund as fraction of Company's charter capital,% |
| Reserve fund | *6,514,198* | *15.00* |

8.1.4. Information about convening and holding a meeting (session) of the supreme administrative body of the Issuer.

***General shareholders' meeting is the supreme administrative body of the Company.***

***A notice about a general shareholders' meeting in given within the period of time stipulated by the Federal Law "On Joint Stock Companies".***

***A notice about a general shareholders' meeting should include:***
***full corporate name and location of the Company;***

*form of a general shareholders' meeting (a meeting or absent voting;*
*date, venue, and time of a general shareholders' meeting, as well as mailing address for completed ballot papers to be sent to the Company;*
*if a general shareholders' meeting is held as absent voting, the deadline for accepting ballot papers and mailing address for completed ballot papers to be sent to;*
*date of compiling the list of persons entitled to participate in a general shareholders' meeting;*
*minutes of a general shareholders' meeting;*
*procedure of providing the information (materials) subject to presentation to shareholders while preparing for the general shareholders' meeting, and address(es) where this information is available.*

*Information about convening a general shareholder's meeting is published in "Neft Priobya" newspaper. Minutes of a general shareholders' meeting can not be changed after the information has been published. A general shareholders' meeting is not entitled to adopt resolutions on issues not included in the minutes, as well as alter the minutes.*

*General shareholders' meetings may be annual and extraordinary.*

*The annual general shareholders' meeting is convened by the Company's Board of Directors annually, not earlier than two months and not later than six months after a financial year has finished, in the order provided for by the Company's Charter.*

*All the other general shareholders' meetings except for an annual shareholders' meeting are extraordinary meetings. The extraordinary general shareholders' meeting is convened by the Company's Board of Directors either on its own initiative, at the written request of the Auditing Commission, the Company's Auditor, or a shareholder/shareholders who own not less than 10% of the Company's voting shares as of the date such request is submitted. Such request should state the issues to be included in the minutes of a meeting as well as specify the reasons for them to be included in the minutes. It should be signed by a person/persons requesting an extraordinary general shareholders' meeting.*

*Shareholders (a shareholder) of the Company who own not less than 2 per cent of the Company's voting shares are entitled to introduce issues to the minutes of an annual general shareholders' meeting not later than 30 days after a financial year has finished; they are also entitled to propose candidates to the Company's Board of Directors and Auditing Commission but the number of candidates can not exceed the number of members of the corresponding bodies, and to nominate a candidate for a position of an individual executive body.*

*Issues are included in the agenda of a general shareholders' meeting if made in writing; they shall state name(s) of shareholder(s) proposing the issue, number and category (type) of shares they hold. Nomination of candidates to the Company's Board of Directors and Auditing Commission (including self-*

***nomination) shall be made in writing and shall state the name of a candidate (if a candidate is a shareholder of the Company), number and category (type) of shares he/she holds, name(s) of shareholder(s) nominating the candidate, and number and category (type) of shares they hold.***

***The Company's Board of Directors is to review submitted proposals and make a decision to include them in the minutes of an annual general shareholders' meeting or to reject not later than 5 days after the deadline for submitting proposals to the minutes and nominating candidates. The Board of Directors' decision to reject a proposal to introduce an issue to the minutes or to confirm a nomination is to be sent to a shareholder(s) who has/have proposed an issue or a nomination not later than three days after it has been taken.***

***The Company's Board of Directors sets (determines) the following: date, venue and time of a general shareholders' meeting, its minutes and order, date of compiling a list of persons entitled to participate in a general shareholders' meeting, order of informing shareholders about a general shareholders' meeting, a list of documents (information) available for shareholders while preparing for a general shareholders' meeting, form and text of a ballot paper.***

8.1.5. Information on commercial organizations where the Issuer holds either not less than 5 per cent of the charter (reserve) capital (co-op share fund) or not less than 5 per cent of ordinary shares.

*1. Full name:* ***Limited Liability Company "Novgorodnefteprodukt"***
*Abbreviated name:* ***LLC "Novgorodnefteprodukt"***
*Location:* ***RF, Veliky Novgorod***
*The Issuer's share in the charter capital of the commercial organization:* ***100%***
*Share of the commercial organization in the Issuer's charter capital:* ***no share***
*Fraction of the Issuer's ordinary shares held by the commercial organization:* ***no fraction***

*Board of Directors:* ***not formed in compliance with constituent documents***

*The executive body of the organization:*
*Name:* ***Serebrennikov Victor Georgievich***
*Year of birth:* ***1953***
*Share in the Issuer's charter capital:* ***0.0019%***
*Fraction of the Issuer's ordinary shares:* ***0.0013%***

*2. Full name:* ***Limited Liability Company "Surgutmebel"***
*Abbreviated name:* ***LLC "Surgutmebel"***
*Location:* ***RF, Khanty-Mansiysky Autonomous Okrug, Surgutsky District, p. Barsovo***
*The Issuer's share in the charter capital of the commercial organization:* ***100%***

*Share of the commercial organization in the Issuer's charter capital:* **no share**
*Fraction of the Issuer's ordinary shares held by the commercial organization:* **no fraction**

*Board of Directors:* **not formed in compliance with constituent documents**

*The executive body of the organization:*
*Name:* **Ivanov Nikolai Ivanovich**
*Year of birth:* **1952**
*Share in the Issuer's charter capital:* **no share**
*Fraction of the Issuer's ordinary shares:* **no fraction**

*3. Full name:* **Closed Joint Stock Company "Surgutneftestroy"**
*Abbreviated name:* **CJSC "Surgutneftestroy"**
*Location:* **RF, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, Surgut**
*The Issuer's share in the charter capital of the commercial organization:* **100%**
*Fraction of ordinary shares of the commercial organization held by the Issuer:* **100%**
*Share of the commercial organization in the Issuer's charter capital:* **no share**
*Fraction of the Issuer's ordinary shares held by the commercial organization:* **no fraction**

*Executive Body of the organization, Board of Directors:* **None. The firm is under liquidation.**

*4. Full name:* **Limited Liability Company Marketing Association "Pskovnefteprodukt"**
*Abbreviated name:* **LLC "Pskovnefteprodukt"**
*Location:* **RF, Pskov**
*The Issuer's share in the charter capital of the commercial organization:* **100%**
*Share of the commercial organization in the Issuer's charter capital:* **no share**
*Fraction of the Issuer's ordinary shares held by the commercial organization:* **no fraction**

*Board of Directors:* **not formed in compliance with constituent documents**

*The executive body of the organization:*
*Name:* **Isakov Vladimir Borisovich**
*Year of birth:* **1945**
*Share in the Issuer's charter capital:* **0.0001%**
*Fraction of the Issuer's ordinary shares:* **0.0002%**

*5. Full name:* **Limited Liability Company Marketing Association "Tvernefteprodukt"**
*Abbreviated name:* **LLC "MA "Tvernefteprodukt"**

*Location:* **RF, Tver**
*The Issuer's share in the charter capital of the commercial organization:* **100%**
*Share of the commercial organization in the Issuer's charter capital:* **no share**
*Fraction of the Issuer's ordinary shares held by the commercial organization:* **no fraction**

*Board of Directors:* **not formed in compliance with constituent documents**

*The executive body of the organization:*
*Name:* **Klinovsky Alexander Eduardovich**
*Year of birth:* **1968**
*Share in the Issuer's charter capital:* **0.0015%**
*Fraction of the Issuer's ordinary shares:* **0.0017%**

*6. Full name:* **Limited Liability Company "Investsibirstroy"**
*Abbreviated name:* **LLC "Investsibirstroy"**
*Location:* **RF, Tyumenskaya Oblast, Surgut**
*The Issuer's share in the charter capital of the commercial organization:* **100%**
*Share of the commercial organization in the Issuer's charter capital:* **no share**
*Fraction of the Issuer's ordinary shares held by the commercial organization:* **no fraction**

*Board of Directors:* **not formed in compliance with constituent documents**

*The executive body of the organization:*
*Name:* **Barankov Vladislav Georgievich**
*Year of birth:* **1953**
*Share in the Issuer's charter capital:* **0.022%**
*Fraction of the Issuer's ordinary shares:* **0.0261%**

*7. Full name:* **Limited Liability Company "Kaliningradnefteprodukt"**
*Abbreviated name:* **LLC "Kaliningradnefteprodukt"**
*Location:* **RF, Kaliningrad**
*The Issuer's share in the charter capital of the commercial organization:* **100%**
*Share of the commercial organization in the Issuer's charter capital:* **no share**
*Fraction of the Issuer's ordinary shares held by the commercial organization:* **no fraction**

*Board of Directors:* **not formed in compliance with constituent documents**

*The executive body of the organization:*
*Name:* **Berdnikov Igor Vladimirovich**
*Year of birth:* **1962**
*Share in the Issuer's charter capital:* **no share**
*Fraction of the Issuer's ordinary shares:* **no fraction**

*8. Full name:* ***Limited Liability Company "Surgutneftegasburenie"***
*Abbreviated name:* ***LLC "Surgutneftegasburenie"***
*Location:* ***Russian Federation, Tyumenskaya Oblast, Surgut***
*The Issuer's share in the charter capital of the commercial organization:* ***100%***
*Share of the commercial organization in the Issuer's charter capital:* ***no share***
*Fraction of the Issuer's ordinary shares held by the commercial organization:* ***no fraction***

*Board of Directors:* ***not formed in compliance with constituent documents***

*The executive body of the organization:*
*Name:* ***Loginovskaya Lyudmila Aleksandrovna***
*Year of birth:* ***1950***
*Share in the Issuer's charter capital:* ***0.0058%***
*Fraction of the Issuer's ordinary shares:* ***0.007%***

*9. Full name:* ***Open Joint Stock Company "Institut po proyektirovaniyu predpriyatiy neftepererabatyvayushchey i neftekhimicheskoy promyshlennosti" ("Institute for Engineering of Petrochemical and Oil Refining Facilities")***
*Abbreviated name:* ***OJSC "Lengiproneftekhim"***
*Location:* ***Russian Federation, Saint Petersburg***
*The Issuer's share in the charter capital of the commercial organization:* ***100%***
*Fraction of ordinary shares of the commercial organization held by the Issuer:* ***100%***
*Share of the commercial organization in the Issuer's charter capital:* ***no share***
*Fraction of the Issuer's ordinary shares held by the commercial organization:* ***no fraction***

*Chairman of the Board of Directors of the organization:*
*Name:* ***Kunitsyn Yury Aleksandrovich***
*Year of birth:* ***1939***
*Share in the Issuer's charter capital:* ***no share***
*Fraction of the Issuer's ordinary shares:* ***no fraction***

*Members of the Board of Directors:*
*Name:* ***Tyurev Petr Borisovich***
*Year of birth:* ***1957***
*Share in the Issuer's charter capital:* ***no share***
*Fraction of the Issuer's ordinary shares:* ***no fraction***

*Name:* ***Deshin Leonid Anatolyevich***
*Year of birth:* ***1960***
*Share in the Issuer's charter capital:* ***no share***
*Fraction of the Issuer's ordinary shares:* ***no fraction***

*Name:* **Minin Igor Vladimirovich**
*Year of birth:* **1965**
*Share in the Issuer's charter capital:* **no share**
*Fraction of the Issuer's ordinary shares:* **no fraction**

*Name:* **Poroshin Vassily Alekseevich**
*Year of birth:* **1938**
*Share in the Issuer's charter capital:* **no share**
*Fraction of the Issuer's ordinary shares:* **no fraction**

*Name:* **Potapov Sergei Sergeevich**
*Year of birth:* **1951**
*Share in the Issuer's charter capital:* **no share**
*Fraction of the Issuer's ordinary shares:* **no fraction**

*Name:* **Ilyina Galina Leonidovna**
*Year of birth:* **1947**
*Share in the Issuer's charter capital:* **no share**
*Fraction of the Issuer's ordinary shares:* **no fraction**

*Name:* **Morozenko Olga Nikolaevna**
*Year of birth:* **1951**
*Share in the Issuer's charter capital:* **no share**
*Fraction of the Issuer's ordinary shares:* **no fraction**

*Name:* **Fomin Alexander Stepanovich**
*Year of birth:* **1941**
*Share in the Issuer's charter capital:* **no share**
*Fraction of the Issuer's ordinary shares:* **no fraction**

*The executive body of the organization:*
*Name:* **Fomin Alexander Stepanovich**
*Year of birth:* **1941**
*Share in the Issuer's charter capital:* **no share**
*Fraction of the Issuer's ordinary shares:* **no fraction**

*10. Full name:* **Open Joint Stock Company "Sovkhoz "Chervishevsky"**
*Abbreviated name:* **OJSC "Sovkhoz "Chervishevsky"**
*Location:* **Russian Federation, Tyumenskaya Oblast, Tyumensky District, s. Chervishevo**
*The Issuer's share in the charter capital of the commercial organization:* **99.9994%**
*Fraction of ordinary shares of the commercial organization held by the Issuer:* **99.9994%**
*Share of the commercial organization in the Issuer's charter capital:* **no share**
*Fraction of the Issuer's ordinary shares held by the commercial organization:* **no fraction**

*Chairman of the Board of Directors of the organization:*
*Name:* ***Tatarchuk Valery Grigorievich***
*Year of Birth:* ***1953***
*Share in the Issuer's charter capital:* ***0.0052%***
*Fraction of the Issuer's ordinary shares:* ***0.0058%***

*Members of the Board of Directors:*
*Name:* ***Anisimov Konstantin Gennadyevich***
*Year of birth:* ***1966***
*Share in the Issuer's charter capital:* ***no share***
*Fraction of the Issuer's ordinary shares:* ***no fraction***

*Name:* ***Sidorov Arkady Nikolaevich***
*Year of birth:* ***1967***
*Share in the Issuer's charter capital:* ***no share***
*Fraction of the Issuer's ordinary shares:* ***no fraction***

*Name:* ***Kosenkov Yakov Alekseevich***
*Year of birth:* ***1947***
*Share in the Issuer's charter capital:* ***no share***
*Fraction of the Issuer's ordinary shares:* ***no fraction***

*Name:* ***Kurochkin Viktor Vasilyevich***
*Year of birth:* ***1966***
*Share in the Issuer's charter capital:* ***no share***
*Fraction of the Issuer's ordinary shares:* ***no fraction***

*The executive body of the organization:*
*Name:* ***Kosenkov Yakov Alekseevich***
*Year of birth:* ***1947***
*Share in the Issuer's charter capital:* ***no share***
*Fraction of the Issuer's ordinary shares:* ***no fraction***

*11. Full name:* ***Limited Liability Company "Strakhovoye Obshchestvo "Surgutneftegas"***
*Abbreviated name:* ***LLC "Strakhovoye Obshchestvo "Surgutneftegas"***
*Location:* ***Russian Federation, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, Surgut***
*The Issuer's share in the charter capital of the commercial organization:* ***99.97%***
*Share of the commercial organization in the Issuer's charter capital:* ***no share***
*Fraction of the Issuer's ordinary shares held by the commercial organization:* ***no fraction***

*Board of Directors:* ***not formed in compliance with constituent documents***

*The executive body of the organization:*
*Name:* ***Uryupin Vyacheslav Alekseevich***

*Year of birth:* ***1959***
*Share in the Issuer's charter capital:* ***0.0003%***
*Fraction of the Issuer's ordinary shares:* ***0.0001%***

*12. Full name:* ***Limited Liability Company "Production Association "Kirishinefteorgsintez"***
*Abbreviated name:* ***LLC "KINEF"***
*Location:* ***RF, Leningradskaya Oblast, Kirishi***
*The Issuer's share in the charter capital of the commercial organization:* ***99.9904%***
*Share of the commercial organization in the Issuer's charter capital:* ***no share***
*Fraction of the Issuer's ordinary shares held by the commercial organization:* ***no fraction***

*Board of Directors:* ***not formed in compliance with constituent documents***

*The executive body of the organization:*
*Name:* ***Somov Vadim Evseevich***
*Year of birth:* ***1951***
*Share in the Issuer's charter capital:* ***0.0063%***
*Fraction of the Issuer's ordinary shares:* ***0.0075%***

*13. Full name:* ***Limited Liability Company "Neft-Konsalting"***
*Abbreviated name:* ***LLC "Neft-Konsalting"***
*Location:* ***RF, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, Surgut***
*The Issuer's share in the charter capital of the commercial organization:* ***95%***
*Share of the commercial organization in the Issuer's charter capital:* ***0.0079%***
*Fraction of the Issuer's ordinary shares held by the commercial organization:* ***0.0019%***

*Board of Directors:* ***not formed in compliance with constituent documents***

*The executive body of the organization:*
*Name:* ***Khasanov Ravil Rashitovich***
*Year of birth:* ***1953***
*Share in the Issuer's charter capital:* ***0.0026%***
*Fraction of the Issuer's ordinary shares:* ***0.0001%***

*14. Full name:* ***Closed Joint Stock Company "Surgutneftegasbank"***
*Abbreviated name:* ***CJSC "SNGB"***
*Location:* ***Russian Federation, Khanty-Mansiysky Autonomous Okrug, Surgut***
*The Issuer's share in the charter capital of the commercial organization:* ***91.591%***
*Fraction of ordinary shares of the commercial organization held by the Issuer:* ***93.4382%***
*Share of the commercial organization in the Issuer's charter capital:* ***no share***
*Fraction of the Issuer's ordinary shares held by the commercial organization:* ***no***

***fraction***

*Chairman of the Board of Directors of the organization:*
*Name:* ***Bogdanov Vladimir Leonidovich***
*Year of birth:* ***1951***
*Share in the Issuer's charter capital:* ***0.3028%***
*Fraction of the Issuer's ordinary shares:* ***0.3673%***

*Members of the Board of Directors:*
*Name:* ***Ashikhmin Vladimir Petrovich***
*Year of birth:* ***1954***
*Share in the Issuer's charter capital:* ***0.0104%***
*Fraction of the Issuer's ordinary shares:* ***0.0126%***

*Name:* ***Barankov Vladislav Georgievich***
*Year of birth:* ***1953***
*Share in the Issuer's charter capital:* ***0.022%***
*Fraction of the Issuer's ordinary shares:* ***0.0261%***

*Name:* ***Burtsev Gennady Alekseevich***
*Year of birth:* ***1951***
*Share in the Issuer's charter capital:* ***no share***
*Fraction of the Issuer's ordinary shares:* ***no fraction***

*Name:* ***Vazhenin Yury Ivanovich***
*Year of birth:* ***1954***
*Share in the Issuer's charter capital:* ***no share***
*Fraction of the Issuer's ordinary shares:* ***no fraction***

*Name:* ***Fedorov Sergei Anatolyevich***
*Year of birth:* ***1956***
*Share in the Issuer's charter capital:* ***0.0005%***
*Fraction of the Issuer's ordinary shares:* ***0.0001%***

*Name:* ***Uryupin Vyacheslav Alekseevich***
*Year of birth:* ***1959***
*Share in the Issuer's charter capital:* ***0.0003%***
*Fraction of the Issuer's ordinary shares:* ***0.0001%***

*Chairperson of the managing executive committee of the organization:*
*Name:* ***Nepomnyashchikh Evgeniya Viktorovna***
*Year of birth:* ***1946***
*Share in the Issuer's charter capital:* ***0.0025%***
*Fraction of the Issuer's ordinary shares:* ***0.003%***

*Members of the managing executive committee of the organization:*
*Name:* ***Zakharova Nina Aleksandrovna***
*Year of birth:* ***1946***

*Share in the Issuer's charter capital:* ***0.0041%***
*Fraction of the Issuer's ordinary shares:* ***0.005%***

*Name:* ***Zinovyeva Galina Nikolaevna***
*Year of birth:* ***1949***
*Share in the Issuer's charter capital:* ***no share***
*Fraction of the Issuer's ordinary shares:* ***no fraction***

*Name:* ***Korol Andrei Vitalievich***
*Year of birth:* ***1973***
*Share in the Issuer's charter capital:* ***0.0003%***
*Fraction of the Issuer's ordinary shares:* ***0.0003%***

*Name:* ***Moiseev Alexander Vasilyevich***
*Year of birth:* ***1952***
*Share in the Issuer's charter capital:* ***0.0014%***
*Fraction of the Issuer's ordinary shares:* ***0.0014%***

*Name:* ***Pastukhova Galina Afanasievna***
*Year of birth:* ***1946***
*Share in the Issuer's charter capital:* ***0.0001%***
*Fraction of the Issuer's ordinary shares:* ***0.0001%***

*Name:* ***Pospelova Natalia Evgenyevna***
*Year of birth:* ***1959***
*Share in the Issuer's charter capital:* ***0.0028%***
*Fraction of the Issuer's ordinary shares:* ***0.0033%***

*15. Full name:* ***Limited Liability Company "Invest-Zashchita"***
*Abbreviated name:* ***LLC "Invest-Zashchita"***
*Location:* ***Russian Federation, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, Surgut***
*The Issuer's share in the charter capital of the commercial organization:* ***87.25%***
*Share of the commercial organization in the Issuer's charter capital:* ***0.0912%***
*Fraction of the Issuer's ordinary shares held by the commercial organization:* ***no fraction***

*Board of Directors:* ***not formed in compliance with constituent documents***

*The executive body of the organization:*
*Name:* ***Piskunov Alexander Vladimirovich***
*Year of birth:* ***1963***
*Share in the Issuer's charter capital:* ***0.0000***
*Fraction of the Issuer's ordinary shares:* ***no fraction***

*16. Full name:* ***Limited Liability Company "Central Surgut Depositary"***
*Abbreviated name:* ***LLC "Central Surgut Depositary"***

*Location:* **Russian Federation, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, Surgut**
*The Issuer's share in the charter capital of the commercial organization:* **63.233%**
*Share of the commercial organization in the Issuer's charter capital:* **0.0378%**
*Fraction of the Issuer's ordinary shares held by the commercial organization:* **0.0446%**

*Board of Directors:* **not formed in compliance with constituent documents**

*The executive body of the organization:*
*Name:* **Yusubov Ikram Ilias-ogly**
*Year of birth:* **1967**
*Share in the Issuer's charter capital:* **0.0001%**
*Fraction of the Issuer's ordinary shares:* **0.0000%**

*17. Full name:* **Open Joint Stock Company "Surgutpolimer"**
*Abbreviated name:* **OJSC "Surgutpolimer"**
*Location:* **Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, Surgutsky District, SGPZ**
*The Issuer's share in the charter capital of the commercial organization:* **30%**
*Fraction of ordinary shares of the commercial organization held by the Issuer:* **30%**
*Share of the commercial organization in the Issuer's charter capital:* **no share**
*Fraction of the Issuer's ordinary shares held by the commercial organization:* **no fraction**

*Board of Directors:* **not formed in compliance with constituent documents**

*The executive body of the organization:* **none. The firm Is under liquidation.**

*18. Full name:* **Closed Joint Stock Company "Surgutinvestneft"**
*Abbreviated name:* **CJSC "Surgutinvestneft"**
*Location:* **RF, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, Surgut**
*The Issuer's share in the charter capital of the commercial organization:* **18.1818%**
*Fraction of ordinary shares of the commercial organization held by the Issuer:* **18.1818%**
*Share of the commercial organization in the Issuer's charter capital:* **no share**
*Fraction of the Issuer's ordinary shares held by the commercial organization:* **no fraction**

*Chairman of the Board of Directors of the organization:*
*Name:* **Barankov Vladislav Georgievich**
*Year of birth:* **1953**
*Share in the Issuer's charter capital:* **0.022%**
*Fraction of the Issuer's ordinary shares:* **0.0261%**

*Members of the Board of Directors*
*Name:* ***Fedorov Sergei Anatolyevich***
*Year of birth:* ***1956***
*Share in the Issuer's charter capital:* ***0.0005%***
*Fraction of the Issuer's ordinary shares:* ***0.0001%***

*Name:* ***Cheskidova Galina Alekseevna***
*Year of birth:* ***1954***
*Share in the Issuer's charter capital:* ***0.0043%***
*Fraction of ordinary shares:* ***0.0049%***

*Name:* ***Egorov Oleg Yuryevich***
*Year of birth:* ***1968***
*Share in the Issuer's charter capital:* ***0.0002%***
*Fraction of the Issuer's ordinary shares:* ***no fraction***

*Name:* ***Gabdulkhakov Ruslan Rinatovich***
*Year of birth:* ***1975***
*Share in the Issuer's charter capital:* ***no share***
*Fraction of ordinary shares:* ***no fraction***

*The executive body of the organization:*
*Name:* ***Cheskidova Galina Alekseevna***
*Year of birth:* ***1954***
*Share in the Issuer's charter capital:* ***0.0043%***
*Fraction of ordinary shares:* ***0.0049%***

*19. Full name:* ***Open Joint Stock Company "Tyumen Design Institute for Oil and Gas Industry"***
*Abbreviated name:* ***OJSC "Giprotyumenneftegas"***
*Location:* ***RF, Tyumen***
*The Issuer's share in the charter capital of the commercial organization:* ***11.2255%***
*Fraction of ordinary shares of the commercial organization held by the Issuer:* ***14.9672%***
*Share of the commercial organization in the Issuer's charter capital:* ***no share***
*Fraction of the Issuer's ordinary shares held by the commercial organization:* ***no fraction***

*Chairman of the Board of Directors of the organization:*
*Name:* ***Ovsiy Leonid Ivanovich***
*Year of birth:* ***1937***
*Share in the Issuer's charter capital:* ***no share***
*Fraction of the Issuer's ordinary shares:* ***no fraction***

*Members of the Board of Directors:*
*Name:* ***Kirshenbaum Rafail Petrovich***
*Year of birth:* ***1936***

*Share in the Issuer's charter capital:* **no share**
*Fraction of the Issuer's ordinary shares:* **no fraction**

*Name:* ***Kornilov Yury Nikolaevich***
*Year of birth:* ***1942***
*Share in the Issuer's charter capital:* **no share**
*Fraction of the Issuer's ordinary shares:* **no fraction**

*Name:* ***Daugalaite Yanina Antanovna***
*Year of birth:* ***1980***
*Share in the Issuer's charter capital:* **no share**
*Fraction of the Issuer's ordinary shares:* **no fraction**

*Name:* ***Revenko Vladimir Mikhailovich***
*Year of birth:* ***1947***
*Share in the Issuer's charter capital:* **no share**
*Fraction of the Issuer's ordinary shares:* **no fraction**

*Name:* ***Pleshakova Elena Vasilyevna***
*Year of birth:* ***1969***
*Share in the Issuer's charter capital:* **no share**
*Fraction of the Issuer's ordinary shares:* **no fraction**

*Name:* ***Sheshukov Alexander Ivanovich***
*Year of birth:* ***1955***
*Share in the Issuer's charter capital:* **0.0006%**
*Fraction of the Issuer's ordinary shares:* **0.0002%**

*Name:* ***Shamsadov Alikhan Usamovich***
*Year of birth:* ***1978***
*Share in the Issuer's charter capital:* **no share**
*Fraction of the Issuer's ordinary shares:* **no fraction**

*Name:* ***Binder Oleg Lazarevich***
*Year of birth:* ***1939***
*Share in the Issuer's charter capital:* **no share**
*Fraction of the Issuer's ordinary shares:* **no fraction**

*Members of the managing executive committee of the organization:*
*Name:* ***Kirshenbaum Rafail Petrovich***
*Year of birth:* ***1936***
*Share in the Issuer's charter capital:* **no share**
*Fraction of the Issuer's ordinary shares:* **no fraction**

*Name:* ***Sokolov Sergei Mikhailovich***
*Year of birth:* ***1944***
*Share in the Issuer's charter capital:* **no share**

*Fraction of the Issuer's ordinary shares:* ***no fraction***

*Name:* ***Kornilov Yury Nikolaevich***
*Year of birth:* ***1942***
*Share in the Issuer's charter capital:* ***no share***
*Fraction of the Issuer's ordinary shares:* ***no fraction***

*Name:* ***Puchkov Vassily Nikolaevich***
*Year of birth:* ***1956***
*Share in the Issuer's charter capital:* ***no share***
*Fraction of the Issuer's ordinary shares:* ***no fraction***

*Name:* ***Nagaev Alexander Romualdovich***
*Year of birth:* ***1954***
*Share in the Issuer's charter capital:* ***no share***
*Fraction of the Issuer's ordinary shares:* ***no fraction***

*Name:* ***Rakitin Vladimir Borisovich***
*Year of birth:* ***1945***
*Share in the Issuer's charter capital:* ***0.0042%***
*Fraction of the Issuer's ordinary shares:* ***0.0045%***

*Name:* ***Shendel Anatoliy Nikolaevich***
*Year of birth:* ***1955***
*Share in the Issuer's charter capital:* ***no share***
*Fraction of the Issuer's ordinary shares:* ***no fraction***

*Name:* ***Palyanov Petr Aleksandrovich***
*Year of birth:* ***1952***
*Share in the Issuer's charter capital:* ***no share***
*Fraction of the Issuer's ordinary shares:* ***no fraction***

*Name:* ***Gorbatikov Viktor Andreevich***
*Year of birth:* ***1930***
*Share in the Issuer's charter capital:* ***no share***
*Fraction of the Issuer's ordinary shares:* ***no fraction***

*Name:* ***Medunin Vladimir Dmitrievich***
*Year of birth:* ***1949***
*Share in the Issuer's charter capital:* ***no share***
*Fraction of the Issuer's ordinary shares:* ***no fraction***

*The executive body of the organization:*
*Name:* ***Kirshenbaum Rafail Petrovich***
*Year of birth:* ***1936***
*Share in the Issuer's charter capital:* ***no share***
*Fraction of the Issuer's ordinary shares:* ***no fraction***

*20. Full name:* **Open Joint Stock Company "Khantymansiyskintersport"**
*Abbreviated name:* **OJSC "Khantymansiyskintersport"**
*Location:* **RF, Tyumenskaya Oblast, Khanty-Mansiysk**
*The Issuer's share in the charter capital of the commercial organization:* **10%**
*Fraction of ordinary shares of the commercial organization held by the Issuer:* **10%**
*Share of the commercial organization in the Issuer's charter capital:* **no share**
*Fraction of the Issuer's ordinary shares held by the commercial organization:* **no fraction**

*Board of Directors:* **not formed in compliance with constituent documents**

*The executive body of the organization:*
*Name:* **Bondarev Nikolai Petrovich**
*Year of birth:* **1945**
*Share in the Issuer's charter capital:* **no share**
*Fraction of the Issuer's ordinary shares:* **no fraction**

*21. Full name:* **Limited Liability Company "Leasing Production"**
*Abbreviated name:* **LLC "Leasing Production"**
*Location:* **Russian Federation, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug - Yugra, Surgut**

*The Issuer's share in the charter capital of the commercial organization:* **93.0917%**
*Share of the commercial organization in the Issuer's charter capital:* **no share**
*Fraction of the Issuer's ordinary shares held by the commercial organization:* **no fraction**

*Board of Directors:* **not formed in compliance with constituent documents**

*The executive body of the organization:*
*Name:* **Ashikhmin Vladimir Petrovich**
*Year of birth:* **1954**
*Share in the Issuer's charter capital:* **0.0104%**
*Fraction of the Issuer's ordinary shares:* **0.0126%**

*22. Full name:* **Open Joint Stock Company "Airport Surgut"**
*Abbreviated name:* **OJSC "Airport Surgut"**
*Location:* **RF, Tyumenskaya Oblast, Surgut**
*The Issuer's share in the charter capital of the commercial organization:* **5%**
*Fraction of ordinary shares of the commercial organization held by the Issuer:* **5%**
*Share of the commercial organization in the Issuer's charter capital:* **no share**
*Fraction of the Issuer's ordinary shares held by the commercial organization:* **no fraction**

*Chairman of the Board of Directors of the organization:*

*Name:* ***Nesterov Vladislav Stepanovich***
*Year of birth:* ***1948***
*Share in the Issuer's charter capital:* ***no share***
*Fraction of the Issuer's ordinary shares:* ***no fraction***

*Members of the Board of Directors:*
*Name:* ***Lebedinsky Vassily Stepanovich***
*Year of birth:* ***1946***
*Share in the Issuer's charter capital:* ***no share***
*Fraction of the Issuer's ordinary shares:* ***no fraction***

*Name:* ***Aznaurov Artur Eduardovich***
*Year of birth:* ***1968***
*Share in the Issuer's charter capital:* ***no share***
*Fraction of the Issuer's ordinary shares:* ***no fraction***

*Name:* ***Chizhov Sergei Nikolaevich***
*Year of birth:* ***1959***
*Share in the Issuer's charter capital:* ***no share***
*Fraction of the Issuer's ordinary shares:* ***no fraction***

*Name:* ***Savin Sergei Anatolyevich***
*Year of birth:* ***1966***
*Share in the Issuer's charter capital:* ***0.0003***
*Fraction of the Issuer's ordinary shares:* ***0.0001***

*Name:* ***Kalachev Alexander Leontyevich***
*Year of birth:* ***1957***
*Share in the Issuer's charter capital:* ***no share***
*Fraction of the Issuer's ordinary shares:* ***no fraction***

*Name:* ***Zolnikov Nikolai Nikolaevich***
*Year of birth:* ***1957***
*Share in the Issuer's charter capital:* ***no share***
*Fraction of the Issuer's ordinary shares:* ***no fraction***

*Name:* ***Dyachkov Evgeniy Vyacheslavovich***
*Year of birth:* ***1963***
*Share in the Issuer's charter capital:* ***no share***
*Fraction of the Issuer's ordinary shares:* ***no fraction***

*Name:* ***Mosyagin Mikhail Nikolaevich***
*Year of birth:* ***1956***
*Share in the Issuer's charter capital:* ***no share***
*Fraction of the Issuer's ordinary shares:* ***no fraction***

*The executive body of the organization:*
*Name:* ***Dyachkov Evgeniy Vyacheslavovich***

*Year of birth:* ***1963***
*Share in the Issuer's charter capital:* ***no share***
*Fraction of the Issuer's ordinary shares:* ***no fraction***

8.1.6 Information on major transactions conducted by the Issuer.

***There were no transactions (a group of related transactions) conducted by the Company, liabilities on which amount to 10 and more percent of the book value of the Company's assets according to the accounting statements for the second quarter of 2004 .***

8.1.7. Information on credit ratings of the Issuer.

***There are no credit ratings assigned to the Company as of the end of 2Q 2004.***

**8.2. Information on each category (type) of the Issuer's shares.**

The category: ***ordinary***
Par value of one share of the issue: ***RUR 1***
The number of outstanding securities: ***35,725,994,705***
The number of additional shares being placed: ***no such shares***
The number of declared shares: ***no such shares***
The number of shares on the Issuer's balance: ***no such shares***
The number of additional shares which may be placed: ***no such shares***
The date of registration: ***June 24, 2003***
The registration number: ***1-01-00155-A***

***In accordance with Order No. 03-1215/r of the Federal Commission for the Securities Market of June 24, 2003, additional issues of issuing securities of Open Joint Stock Company "Surgutneftegas" were consolidated, with the result that the following state registration numbers given to issues of ordinary registered non-documentary shares of Open Joint Stock Company "Surgutneftegas" were annulled:***
***87-1-664 of 19.07.94;***
***MF 67-1-01430 of 30.09.96;***
***1-05-00155-A of 25.08.97;***
***1-06-00155-A of 22.12.97;***
***1-07-00155-A of 18.04.2000***

Shareholder rights:
***An ordinary share of OJSC "Surgutneftegas" (the Issuer) entitles its owner to:***
***- one vote when addressing issues put to the vote at the General Shareholders' Meeting excluding elections of members to the Company's Board of Directors (Elections of members to the Company's Board of Directors are held through cumulative voting. When holding cumulative voting, the quantity of votes equal to the total quantity of members of the Company's Board of Directors falls on each voting share of the Company. A shareholder has the right to cast all the votes carried by his/her share for one***

*candidate or allocate them among several candidates to the Company's Board of Directors);*
*- receive dividend out of the Company's net profit;*
*- a share of the Company's property if the Company is closed down;*
*- demand that the Company buy out shares belonging to him/her in case:*
*the Company is being restructured or a major transaction is being conducted, resolution about which is adopted by the general shareholders' meeting, in compliance with the Company's Charter, if he/she voted against adopting this resolution or conducting the transaction or did not vote on such issues;*
*introduction of amendments and additions to the Company's Charter or approval of the Company's Charter in a new wording restricting his/her rights if he/she voted against adopting the corresponding resolution or did not participate in voting;*
*- participate in the general shareholders' meeting both in person and by proxy that can be acted by, including, other shareholders of the Company as well as its officials;*
*- purchase and dispose of shares belonging to him/her, consent of other shareholders is not required, in this case a shareholder is exempted from the obligation stipulated by i.2 Article 80 of the Federal Law "On Joint Stock Companies".*

*In case the Company, via public subscription, places voting shares and securities convertible into voting shares which are paid with money shareholders-owners of voting shares of the Company have the pre-emptive rights over these securities in a quantity proportional to the quantity of the Company's voting shares belonging to them.*

*A share can be cross-owned by several persons. In this case the Company deems the co-owners a single shareholder; they exercise their rights to hold, use and dispose of the Company's share in the order established by the agreement of participants.*

The category: ***preferred***
Par value of one share of the issue: ***RUR 1***
The number of outstanding securities: ***7,701,998,235***
The number of additional shares being placed: ***no such shares***
The number of declared shares: ***no such shares***
The number of shares on the Issuer's balance: ***no such shares***
The number of additional shares which may be placed: ***no such shares***
The date of registration: ***June 24, 2003***
The registration number: ***2-01-00155-A***

***In accordance with Order No. 03-1215/r of the Federal Commission for the Securities Market of June 24, 2003, additional issues of issuing securities of Open Joint Stock Company "Surgutneftegas" were consolidated, with the result that the following state registration numbers given to issues of preferred registered non-documentary shares of Open Joint Stock Company "Surgutneftegas" were annulled:***

*87-1-664 of 19.07.94;*
*MF 67-1-01184 of 05.04.96;*
*MF 67-1-01431 of 30.09.96;*
*2-05-00155-A of 25.08.97;*
*2-06-00155-A of 24.10.97*

Shareholder rights:
***A preferred share of OJSC "Surgutneftegas" (the Issuer) entitles its owner to:***
***- receive annual fixed dividend. Total amount paid as a dividend on each preferred share is fixed at the rate of 10% of the Company's net profit on the basis of the last financial year results divided into the number of shares, which are 25% of the Company's charter capital. If at that the dividend amount paid by the Company on each ordinary share in a certain year exceeds the amount payable as dividends on each preferred share then the dividend rate paid on the latter must be increased up to the dividend rate paid on ordinary shares. The Company is not entitled to paying out the preferred dividends differently from the order provided by the Company's Charter;***
***- vote at the shareholders' meeting when adopting resolutions on issues regarding the Company's reorganization and liquidation, introduction of amendments and additions to the Company's Charter affecting the rights and interests of preferred shareholders;***
***- a share of the Company's property if the Company is closed down;***
***- participate in the general meeting of shareholders with the vote on all the issues within its competence from the meeting following the annual general meeting of shareholders, which did not adopt the resolution to pay dividends irrespective of the reasons, or which adopted the resolution to partially pay dividends on preferred shares of this type. The preferred shareholders' right to participate in the general meeting of shareholders becomes invalid from the moment of the first full dividend payment for the shares mentioned;***
***- purchase and dispose of shares belonging to him/her, consent of other shareholders is not required, in this case a shareholder is exempted from the obligation stipulated by i.2 Article 80 of the Federal Law "On Joint Stock Companies".***
***- in case of acquisition of the voting right, claim on the Company to buy back his/her shares in the cases of:***
***the Company's reorganization or the conclusion of a large-scale transaction the resolution on which is adopted by the general meeting of shareholders according to the Company's Charter if he/she voted against this resolution or conclusion of the mentioned transaction, or if he/she did not participate in voting on these issues;***
***introduction of amendments and additions to the Company's Charter or approval of the Company's Charter in a new wording restricting his/her rights if he voted against the corresponding resolution or did not participate in voting.***

***A share can be cross-owned by several persons. In this case the Company deems the co-owners a single shareholder; they exercise their rights to hold,***

***use and dispose of the Company's share in the order established by the agreement of participants.***

**8.3. Information on previous issues of the Issuer's securities except for the Issuer's shares:**

***The Company has not issued any other securities except for shares.***

**8.4. Information on person(s) who has (have) secured bonds of the issue.**

***The Company has not issued any bonds.***

**8.5. Terms of enforceability for bonds of the issue.**

***The Company has not issued any bonds.***

**8.6. Information on organizations accounting rights for the Issuer's issuing securities.**

Registrar:
Name: ***Closed Joint Stock Company "Surgutinvestneft"***
Location: ***RF, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, Surgut***
Mailing address: ***628400, RF, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, Surgut, ul. Entuziastov, 52/1***
Tel.: ***(3462) 42-11-74*** Fax: ***(3462) 42-11-93***
E-mail address: ***sineft@wsnet.ru***

License:
Number: ***No. 04-159/r***
Date of issue: ***25.06.2004***
Date of expiry: ***not limited***
The body that issued the license: ***Federal Service on Financial Markets***

Date from which the mentioned registrar has kept the Issuer's registered securities files: ***02.04.1994***

**8.7. Information on legislative acts regulating import and export of capital, which may affect payment of dividends, interest, and other payments to non-residents.**

***As of June 30, 2004, the following legislative acts regulating import and export of capital that might affect payment of dividends or interests or other payments were in force:***
***Federal Law No.3615-1 dated 09.10.1992 "On Currency Exchange Regulation and Control";***
***Federal Law No.173-FZ dated 10.12.2003 "On Currency Exchange Regulation and Control";***

*Federal Law No.208-FZ dated 26.12.1995 "On Joint Stock Companies";*
*Federal Law No.160-FZ dated 09.07.1999 "On Foreign Investments in the Russian Federation";*
*Federal Law No.39-FZ dated 25.02.1999 "On Investment Activities in the Form of Capital Investments in the Russian Federation";*
*Tax Code of the RF;*
*Federal Law No.115-FZ dated 07.08.2001 "On Money Laundering and Terrorism Financing Countermeasures";*
*Double taxation treaties between Russia and other countries, where holders of the Company's securities reside;*
*Instruction of the Central Bank of the Russian Federation No.93-I dated 12.10.2000 "On Procedures for Opening Non-resident Accounts by Authorized Banks in the Currency of the Russian Federation and for Operating These Accounts";*

*Instruction of the Central Bank of the Russian Federation No.96-I dated 28.12.2000 "On Non-resident Special C-type Accounts".*

8.8. Description of taxation of income from the Issuer's placed issuing securities.

*Taxation scheme in force from 01.01.2002*

| *I. Taxation of income of juridical persons from placed securities in the form of dividends.* | | |
|---|---|---|
| *No.* | *Categories of holders of securities* | |
| | *Juridical persons – tax residents of the Russian Federation* | *foreign juridical persons (non-residents) drawing income from sources in the Russian Federation* |
| *1. Description of income from placed securities* | *Dividends* | |
| *2. Description of tax on income from securities* | *Income tax* | |
| *3. Tax rate* | *6%* | *15%* |
| *4. Tax payment scheme and deadlines* | *Taxes on income in the form of dividends are charged at the source of payment of such income and wired to the budget by the tax agent that has effected the payment within 10 days from income payment.* | |
| *5. Tax payment scheme features for this category of securities holders* | *Total withholding tax amount is calculated based on the difference* | *Double taxation relief. When applying provisions of international treaties of the Russian Federation, a foreign* |

| | | |
|---|---|---|
| | between the amount of dividends due to resident shareholders and the amount of dividends received by the tax agent in the reporting period. In the event of negative result, no tax liability accrues and no reimbursement is effected from the budget. The tax amount to be deducted from income of the taxpayer who receives dividends is calculated based on the total tax amount and fractions of each taxpayer in the total amount of dividend payments. | organization is to confirm to the tax agent who pays income that this foreign organization resides in a country with which the Russian Federation concluded a tax treaty (agreement). Such confirmation is to be certified by relevant authorities of the foreign state. After such confirmation has been submitted to the tax agent who pays income by the foreign organization entitled to income, before the income payment date, such income is either exempt from taxes at the source of payment or taxes are withheld at the source of payment at lower rates. To refund taxes withheld earlier in the Russian Federation, the foreign organization is to submit necessary documents to a taxation body of the territory where the tax agent is registered for tax purposes. Documents may be submitted within three years after the end of the tax period during which income was paid. |
| | Chapter 25 "Corporate Profits Tax" of Tax Code of RF (as amended and supplemented) | |
| II. Taxation of income of natural persons from placed securities in the form of dividends | | |
| No. | Categories of holders of securities | |
| | Natural persons – tax residents of the Russian Federation | Natural persons drawing income from sources in the Russian Federation, who are not tax residents of the Russian Federation |
| 1. Description of income from placed securities | Dividends | |
| 2. Description of tax on income from securities | Tax on individual income | |
| 3. Tax rate | 6% | 30% |

| | | |
|---|---|---|
| *4. Tax payment scheme and deadlines* | *Tax is to be deducted from a taxpayer's income and wired to the corresponding budget by a Russian company which is the source of the taxpayer's income in the form of dividend (tax agent). Accrued tax amount is retained from income of the taxpayer when such income is paid. Tax agents shall wire accrued and retained tax not later than on the day when the bank receives cash to be paid out and the day when income is wired from tax agents' bank accounts to the taxpayer's account or, on behalf of the taxpayer, to bank accounts of third parties.* | |
| *5. Tax payment scheme features for this category of securities holders* | *Total withholding tax amount is calculated based on the difference between the amount of dividends due to resident shareholders and the amount of dividends received by the tax agent in the reporting period.*<br>*In the event of negative result, no tax liability accrues and no reimbursement is effected from the budget. The tax amount to be deducted from income of the taxpayer who receives dividends is calculated based on the total tax amount and fractions of each taxpayer in the total amount of dividend payments.* | *Double taxation relief. In order to obtain tax relief, tax credit, tax deductions and other tax benefits, a taxpayer is to submit to the tax authorities an official confirmation of the fact that it resides in a country with which the Russian Federation concluded a double taxation treaty (agreement) which was in force during the respective tax period (or a part thereof), along with income statement and a document stating that the taxpayer pays taxes outside the Russian Federation, the latter is to be confirmed by the tax authorities of a relevant foreign state. Such confirmation may be provided before tax and advance payments as well as within one year after the end of the tax period based on the results of which the taxpayer claims tax exemption, deduction or benefit.* |
| *6. Legislative and normative acts regulating taxation procedures as to the above-mentioned income.* | *Tax Code of RF, Chapter 23 Part 2 "Individual Income Tax" (as amended and supplemented)* | |
| *III. Taxation of income of juridical persons from sale of placed securities.* | | |
| *No.* | *Categories of holders of securities* | |

| | | |
|---|---|---|
| | *Juridical persons – tax residents of the Russian Federation* | *foreign juridical persons (non-residents) drawing income from sources in the Russian Federation* |
| *1. Description of income from placed securities* | *Revenues from sale of securities* | *Revenues from sale of shares of Russian companies, with over 50% of assets comprised of real estate located on the territory of the Russian Federation.* |
| *2. Description of tax on income from securities* | *Profits tax* | |
| *3. Tax rate* | *24%* | *20%* |
| *4. Tax payment scheme and deadlines* | *The tax payable at the end of the tax period is paid no later than on March 28 of the year following the expired tax period. Quarterly advance payments are paid within 28 days after the respective reporting period expires. Monthly advance payments payable within the reporting period are paid no later than on the 28th day of each month of this reporting period. The taxpayers that calculate monthly advance payments ex post realized profit pay advance payments no later than on the 28th of the month following the month of tax assessment. Against the results of the reporting (tax) period, the amounts of monthly advance payments paid within the reporting (tax) period are offset when advance payments for* | *The tax is charged and deducted by a Russian company that pays income to a foreign company every time income is paid and wired by the tax agent to the federal budget at the time income is paid in the currency this income is paid or in the currency of the RF at the exchange rate set by the Central Bank of the RF as of the day the tax is wired.* |

| | | |
|---|---|---|
| | *the reporting period are paid. Advance payments for the reporting period are offset against tax payments for the tax period.* | |
| *5. Tax payment scheme features for this category of securities holders* | | *Double taxation relief. If, before the income payment date a foreign company provides the tax agent with a confirmation that it resides in a country with which the Russian Federation concluded an international taxation agreement in regard to the income which is subject to preferential tax treatment in the Russian Federation under such agreement, then this company becomes exempt from taxes at the source of payment or taxes are withheld at lower rates.* |
| *6. Legislative and normative acts regulating taxation procedures as to the above-mentioned income.* | *Chapter 25 "Corporate Profits Tax" of Tax Code of RF (as amended and supplemented)* | |
| *No.* | *Categories of holders of securities* | |
| | *Natural persons – tax residents of the Russian Federation* | *Natural persons drawing income from sources in the Russian Federation, who are not tax residents of the Russian Federation* |
| *1. Description of income from placed securities* | *Income (loss) from sale of securities, determined as a difference between the amount obtained from sale of securities and expenses on acquisition, sale and custody of securities, as actually incurred by a taxpayer and documentarily confirmed.* | |
| *2. Description of tax on income from securities* | *Tax on individual income* | |
| *3. Tax rate* | *13%* | *30%* |
| *4. Tax payment scheme and* | *Tax amount is calculated and paid by the tax agent either after a tax period (calendar year) expires or when the tax* | |

| | | |
|---|---|---|
| *deadlines* | *agent pays taxpayer's monetary assets before the current tax period expires. If monetary funds are paid after the current tax period expires, the tax is paid based on the fraction of income that corresponds to the actual amount of paid monetary funds.* | |
| *5. Tax payment scheme features for this category of securities holders* | *In case a taxpayer's expenses can not be confirmed documentarily, such taxpayer may make use of a property tax deduction to the amount received from sale of securities but not exceeding RUR 125,000. In regard to securities that the taxpayer has been holding for 3 years or more, a property tax deduction equals the amount received by the taxpayer from sale of these securities. The taxpayer may receive a property tax deduction or a deduction amounting to actual expenses that have been confirmed documentarily either when taxes are assessed and paid to the budget at the source of income payment or when a tax declaration is submitted to the tax authorities after the tax period expires.* | *Double taxation relief. In order to obtain tax relief, tax credit, tax deductions and other tax benefits, a taxpayer is to submit to the tax authorities an official confirmation of the fact that it resides in a country with which the Russian Federation concluded a double taxation treaty (agreement) which was in force during the respective tax period (or a part thereof), along with income statement and a document stating that the taxpayer pays taxes outside the Russian Federation, the latter is to be confirmed by the tax authorities of a relevant foreign state. Such confirmation may be provided before tax and advance payments as well as within one year after the end of the tax period based on the results of which the taxpayer claims tax exemption, deduction or benefit.* |
| *6. Legislative and normative acts regulating taxation procedures as to the above-mentioned* | *Chapter 23 of Tax Code of the RF "Individual Income Tax" (as amended and supplemented)* | |

| | |
|---|---|
| *income.* | |

**8.9. Information on declared (accrued) dividends and on paid dividends on the Issuer's shares; information on the Issuer's bond yield.**

The category of shares: ***ordinary***
The form of shares: ***registered non-documentary***
Dividends on shares of this category (type):

Period: ***1999***
Dividends calculated per share (RUR): ***0.02***
Dividends calculated for all shares in total (RUR): ***714,519,894.1***
Name of the Issuer's administrative body, which has adopted a resolution to pay dividends: ***the Annual General Shareholders' Meeting***
Date of the Annual General Shareholders' Meeting: ***June 30, 2000***
Date and number of the minutes of the Annual General Shareholders' Meeting: ***June 30, 2000, No. 11***
Declared dividend payout period: ***1 year, July 15, 2000 – July 15, 2001***
Form and other terms of declared dividend payout: ***cash funds in the order established and approved for dividend payout***
Total amount of dividends paid on all shares of one category (RUR): ***714,519,894.1***
Reasons for non-payment (partial payment): ***no such reasons***

Period: ***2000***
Dividends calculated per share (RUR): ***0.041***
Dividends calculated for all shares in total (RUR): ***1,464,765,788.74***
Name of the Issuer's administrative body, which has adopted a resolution to pay dividends: ***the Annual General Shareholders' Meeting***
Date of the Annual General Shareholders' Meeting: ***May 06, 2001***
Date and number of the minutes of the Annual General Shareholders' Meeting: ***May 11, 2001, No. 12***
Declared dividend payout period: ***1 year, June 01, 2001 – June 01, 2002***
Form and other terms of declared dividend payout: ***cash funds in the order established and approved for dividend payout***

Total amount of dividends paid on all shares of one category (RUR): ***1,464,765,788.74***
Reasons for non-payment (partial payment): ***no such reasons***

Period: ***2001***
Dividends calculated per share (RUR): ***0.033***
Dividends calculated for all shares in total (RUR): ***1,178,957,849.05***
Name of the Issuer's administrative body, which has adopted a resolution to pay dividends: ***the Annual General Shareholders' Meeting***
Date of the Annual General Shareholders' Meeting: ***March 30, 2002***
Date and number of the minutes of the Annual General Shareholders' Meeting: ***April 05, 2002, No. 13***

Declared dividend payout period: ***1 year, June 03, 2002– June 02, 2003***
Form and other terms of declared dividend payout: ***cash funds in the order established and approved for dividend payout***

Total amount of dividends paid on all shares of one category (RUR): ***1,178,957,849.05***
Reasons for non-payment (partial payment): ***no such reasons***

Period: ***2002***
Dividends calculated per share (RUR): ***0.032***
Dividends calculated for all shares in total (RUR): ***1,143,231,831.87***
Name of the Issuer's administrative body, which has adopted a resolution to pay dividends: ***the Annual General Shareholders' Meeting***
Date of the Annual General Shareholders' Meeting: ***March 20, 2003***
Date and number of the minutes of the Annual General Shareholders' Meeting: ***March 24, 2003, No. 14***
Declared dividend payout period: ***60 days after the date the resolution on payment was adopted***
Form and other terms of declared dividend payout: ***cash funds in the order established and approved for dividend payout***
Total amount of dividends paid on all shares of one category (RUR): ***1,143,231,831.87***
Reasons for non-payment (partial payment): ***no such reasons***

Period: ***2003***
Dividends calculated per share (RUR): ***0.14***
Dividends calculated for all shares in total (RUR): ***5,001,639,258.70***
Name of the Issuer's administrative body, which has adopted a resolution to pay dividends: ***the Annual General Shareholders' Meeting***
Date of the Annual General Shareholders' Meeting: ***March 20, 2004***
Date and number of the minutes of the Annual General Shareholders' Meeting: ***March 22, 2004, No. 15***
Declared dividend payout period: ***from April 1, 2004 till May 19, 2004***
Form and other terms of declared dividend payout: ***cash funds in the order established and approved for dividend payout***
Total amount of dividends paid on all shares of one category (RUR): ***5,001,639,258.70***
Reasons for non-payment (partial payment): ***no such reasons***

The category of shares: ***preferred***
The type of shares: ***no type***
The form of shares: ***registered non-documentary***
Dividends on shares of this category (type):

Period: ***1999***
Dividends calculated per share (RUR): ***0.086***
Dividends calculated for all shares in total (RUR): ***662,371,849.09***

Name of the Issuer's administrative body, which has adopted a resolution to pay dividends: ***the Annual General Shareholders' Meeting***
Date of the Annual General Shareholders' Meeting: ***June 30, 2000***
Date and number of the minutes of the Annual General Shareholders' Meeting: ***June 30, 2000, No. 11***
Declared dividend payout period: ***1 year, July 15, 2000 – July 15, 2001***
Form and other terms of declared dividend payout: ***cash funds in the order established and approved for dividend payout***
Total amount of dividends paid on all shares of one category (RUR): ***662,371,849.09***
Reasons for non-payment (partial payment): ***no such reasons***

Period: ***2000***
Dividends calculated per share (RUR): ***0.18***
Dividends calculated for all shares in total (RUR): ***1,386,359,682.3***
Name of the Issuer's administrative body, which has adopted a resolution to pay dividends: ***the Annual General Shareholders' Meeting***
Date of the Annual General Shareholders' Meeting: ***May 06, 2001***
Date and number of the minutes of the Annual General Shareholders' Meeting: ***May 11, 2001, No. 12***
Declared dividend payout period: ***1 year, June 01, 2001 – June 01, 2002***
Form and other terms of declared dividend payout: ***cash funds in the order established and approved for dividend payout***
Total amount of dividends paid on all shares of one category (RUR): ***1,386,359,682.3***
Reasons for non-payment (partial payment): ***no such reasons***

Period: ***2001***
Dividends calculated per share (RUR): ***0.1***
Dividends calculated for all shares in total (RUR): ***770,199,823.5***
Name of the Issuer's administrative body, which has adopted a resolution to pay dividends: ***the Annual General Shareholders' Meeting***
Date of the Annual General Shareholders' Meeting: ***March 30, 2002***
Date and number of the minutes of the Annual General Shareholders' Meeting: ***April 05, 2002, No. 13***
Declared dividend payout period: ***1 year, June 03, 2002– June 02, 2003***
Form and other terms of declared dividend payout: ***cash funds in the order established and approved for dividend payout***
Total amount of dividends paid on all shares of one category (RUR): ***770,199,823.5***
Reasons for non-payment (partial payment): ***no such reasons***

Period: ***2002***
Dividends calculated per share (RUR): ***0.096***
Dividends calculated for all shares in total (RUR): ***739,391,830.62***
Name of the Issuer's administrative body, which has adopted a resolution to pay dividends: ***the Annual General Shareholders' Meeting***
Date of the Annual General Shareholders' Meeting: ***March 20, 2003***

Date and number of the minutes of the Annual General Shareholders' Meeting: ***March 24, 2003, No. 14***
Declared dividend payout period: ***60 days after the date the resolution on payment was adopted***
Form and other terms of declared dividend payout: ***cash funds in the order established and approved for dividend payout***
Total amount of dividends paid on all shares of one category (RUR): ***739,391,830.62***
Reasons for non-payment (partial payment): ***no such reasons***

Period: ***2003***
Dividends calculated per share (RUR): ***0.16***
Dividends calculated for all shares in total (RUR): ***1,232,319,717.60***
Name of the Issuer's administrative body, which has adopted a resolution to pay dividends: ***the Annual General Shareholders' Meeting***
Date of the Annual General Shareholders' Meeting: ***March 20, 2004***
Date and number of the minutes of the Annual General Shareholders' Meeting: ***March 22, 2004, No. 15***
Declared dividend payout period: ***from April 1, 2004 till May 19, 2004***
Form and other terms of declared dividend payout: ***cash funds in the order established and approved for dividend payout***
Total amount of dividends paid on all shares of one category (RUR): ***1,232,319,717.60***
Reasons for non-payment (partial payment): ***no such reasons***

***As dividend payout periods expired, OJSC "Surgutneftegas" paid dividends for 1999 to 2003 in full. Funds of RUR 84,667,248 were deposited for the following reasons beyond the Company's control: incorrect, incomplete or outdated information on a shareholder's banking details and/or mailing address s/he entered into a registered person's inquiry form to receive dividends. This amount is shown in Line 630 of the balance sheet for the reporting period (Form 1).***

## 8.10. Other information.

***Competence of the Issuer's management bodies in Section 5.1 herein is described as per the Company's Charter applied in part not contradicting the legislation of the Russian Federation in force.***

***Shares in Charter capitals are shown as numbers with four fractional digits.***

## APPENDIX1

**Financial statements as of June 30, 2004**

# BALANCE SHEET

| | | Codes |
|---|---|---|
| | Form № 1 by OKUD | 0710001 |
| as of **June 30, 2004** | Date (year, month, day) | |
| Company: **OJSC "Surgutneftegas"** | by OKPO | 05753490 |
| Taxpayer identification number | INN | 8602060555 |
| Type of activity: **oil production** | by OKVED | 11.10.11 |
| Form of legal organization / form of ownership: **Open Joint Stock Company** | by OKOPF/OKFS | 47/16 |
| Unit of measure: **thousand rubles** | by OKEI | 384 |

| Assets | Line code | The reporting period beginning | The reporting period end |
|---|---|---|---|
| 1 | 2 | 3 | 4 |
| **I. Fixed assets** | | | |
| **Intangible assets** | **110** | *145,810* | *149,17* |
| **Fixed assets** | **120** | *261,001,952* | *251,044,74* |
| **Construction in progress** | **130** | *10,458,681* | *14,942,30* |
| **Profitable investments in material values** | **135** | | |
| **Long-term financial investments** | **140** | *110,760,815* | *139,858,93* |
| **Deferred tax assets** | **145** | *541,789* | *806,54* |
| **Other non-current assets** | **150** | *4,786,350* | *4,997,56* |
| **Total for Section I** | **190** | ***387,695,397*** | ***411,799,26*** |
| **II. Current assets** | | | |
| | | | |
| **Stock including:** | **210** | *14,458,817* | *14,866,12* |
| **raw materials, materials and other similar values** | **211** | *11,967,797* | *11,821,28* |
| **livestock** | **212** | | |
| **expenses for goods in process** | **213** | *132,757* | *136,07* |
| **commodities and goods for resale** | **214** | *1,316,049* | *1,401,82* |
| **goods shipped** | **215** | *43,076* | *24,45* |
| **deferred expenses** | **216** | *425,435* | *418,49* |
| **other reserves and expenses** | **217** | *573,703* | *1,063,99* |
| **VAT for acquired values** | **220** | *1,773,817* | *1,745,80* |
| **Accounts receivable (payment expected in over 12 months after the reporting date)** | **230** | *684,954* | *1,165,84* |
| **including: buyers and customers** | **231** | *9,300* | *9,20* |
| **Accounts receivable (payment expected within 12 months after the reporting date)** | **240** | *23,479,294* | *25,919,53* |
| **including: buyers and customers** | **241** | *16,796,515* | *19,303,62* |
| **Short-term financial investments** | **250** | *36,399,460* | *28,348,41* |
| **Cash funds** | **260** | *635,465* | *497,40* |
| **Other current assets** | **270** | *115,859,279* | *123,337,42* |
| **Total for Section II** | **290** | ***193,291,086*** | ***195,880,54*** |
| **Balance** | **300** | ***580,986,483*** | ***607,679,81*** |

| LIABILITIES | Line code | The reporting year beginning | The reporting period end |
|---|---|---|---|
| 1 | 2 | 3 | 4 |
| III. Capital and reserves | | | |
| Charter capital | 410 | *43,427,993* | *43,427,99* |
| Own shares, bought back from shareholders | 411 | | |
| Additional capital | 420 | *361,246,646* | *372,177,06* |
| Reserve capital | 430 | *6,514,198* | *6,514,19* |
| including: reserves formed in compliance with legislation | 431 | *6,514,198* | *6,514,19* |
| reserves formed in compliance with constituent documents | 432 | | |
| Prior years retained profit (uncovered loss) | 460 | *138,007,756* | *120,843,38* |
| Reporting year retained profit (uncovered loss) | 470 | | *36,122,92* |
| Reporting year profit (loss) – exchange rate difference basis | 471 | | *(2,270,556* |
| Expenses from current year profit | 472 | | |
| Total for Section III | 490 | ***549,196,593*** | ***576,815,00*** |
| IV. Long-term liabilities | | | |
| Borrowings and loans | 510 | *1,663,293* | *1,641,82* |
| Deferred tax liabilities | 515 | *375,306* | *639,10* |
| Other long-term liabilities | 520 | | |
| Total for Section IV | 590 | ***2,038,599*** | ***2,280,92*** |
| V. Short-term liabilities | | | |
| Borrowings and loans | 610 | *5,311,728* | *4,727,99* |
| Accounts payable | 620 | *14,758,257* | *15,019,57* |
| including: | | | |
| suppliers and contractors | 621 | *2,187,860* | *1,852,52* |
| due to employees | 622 | *1,737,171* | *1,622,89* |
| due to state non-budget finds | 623 | *278,230* | *453,04* |
| due in taxes and charges | 624 | *6,493,622* | *8,478,07* |
| other creditors | 625 | *4,061,374* | *2,613,03* |
| Profit payment due to participants (constitutors) | 630 | *67,936* | *84,66* |
| Deferred income | 640 | *6,466,174* | *5,918,21* |
| Deferred expenditure reserves | 650 | *3,147,196* | *2,833,43* |
| Other short-term liabilities | 660 | | |
| Total for Section V | 690 | ***29,751,291*** | ***28,583,88*** |
| Balance | 700 | ***580,986,483*** | ***607,679,81*** |

# PROFIT AND LOSS ACCOUNT

| | | Codes |
|---|---|---|
| | Form № 2 by OKUD | 0710002 |
| for **1H2004** | Date (year, month, day) | |
| Company: **OJSC "Surgutneftegas"** | by OKPO | 05753490 |
| Taxpayer identification number | INN | 8602060555 |
| Type of activity: **oil production** | by OKVED | 11.10.11 |
| Form of legal organization / form of ownership: **Open Joint Stock Company** | by OKOPF/OKFS | 47/16 |
| Unit of measure: **thousand rubles** | by OKEI | 384 |

| Item | Code | For the reporting period | For the same perioc of the previous yeaı |
|---|---|---|---|
| 1 | 2 | 3 | 4 |
| **Revenues and expenses for ordinary activities** | | | |
| (Net) Proceeds from sales of goods, products, works, services (less VAT, excise duties and similar compulsory payments) | 010 | *128,705,617* | *95,662,184* |
| Cost of goods, products, works, services sold | 020 | *(72,596,340)* | *(61,159,230)* |
| Gross profit (010-020) | 029 | *56,109,277* | *34,502,954* |
| Commercial expenses | 030 | *(7,905,555)* | *(6,239,226)* |
| Management expenses | 040 | | |
| Sales profit (loss) (029-030-040) | 050 | ***48,203,722*** | ***28,263,728*** |
| **Other revenues and expenses** | | | |
| Interests receivable | 060 | *1,188,993* | *1,519,724* |
| Interests payable | 070 | *(16,315)* | *(12,989)* |
| Income from participation in other organizations | 080 | *82,953* | *20,351* |
| Other operating revenues | 090 | *76,102,244* | *95,340,894* |
| Other operating expenses | 100 | *(81,008,868)* | *(98,528,082)* |
| **Non-sales revenues and expenses** | | | |
| Non-sales revenues | 120 | *2,470,937* | *1,037,000* |
| Non-sales revenues (exchange rate difference) | 121 | *4,374,304* | *701,211* |
| Non-sales expenses | 130 | *(1,071,922)* | *(749,584)* |
| Non-sales expenses (exchange rate difference) | 131 | *(6,644,860)* | *(9,477,801)* |
| **Reporting year profit (loss) – exchange rate difference (121-131)** | 135 | ***(2,270,556)*** | ***(8,776,590)*** |
| **Profit (loss) before tax (050+060-070+080+090-100+120-130)** | 140 | ***45,951,744*** | ***26,891,042*** |
| Deferred tax assets | 141 | *264,758* | |
| Deferred tax liabilities | 142 | *(263,800)* | |
| Current profit tax | 150 | *(9,809,535)* | *(3,147,155)* |
| Compulsory payments from profit | 151 | *(20,243)* | *(408)* |
| Expenses from reporting year profit | 152 | | |
| **Reporting year retained profit (loss) (140+141-142-150-151-152)** | 190 | ***36,122,924*** | ***23,743,479*** |
| For information only. | | | |
| Non-variable tax liabilities (assets) | 200 | *1,212,669* | |
| Base profit (loss) per share | | | |
| Diluted profit (loss) per share | | | |

# APPENDIX 2

## Consolidated financial statements as of December 31, 2003

***"The consolidated accounting statements of the Company for 2003 have been prepared in accordance with Federal Law of the Russian Federation No.129-FZ "On Accounting" of November 21, 1996, "Accounting and Reporting Regulations in the Russian Federation" approved by Order No.34n of the Ministry of Finance of the Russian Federation of July 29, 1998, «Accounting Regulations «Reporting of an Enterprise» PBU 4/99 approved by Order No.43n of the Ministry of Finance of the Russian Federation of July 6, 1999, Order No.67n of the Ministry of Finance of the Russian Federation of July 22, 2003 «Reporting Standards of Enterprises», Order No.112 of the Ministry of Finance of the Russian Federation «On Methodological Recommendations on Preparing and Submitting Consolidated Financial Statements» of December 26, 1996."***

### BALANCE SHEET

| | | Codes |
|---|---|---|
| | Form № 1 by OKUD | 0710001 |
| as of **December 31, 2003** | Date (year, month, day) | |
| Company: **OJSC "Surgutneftegas"** | by OKPO | 05753490 |
| Taxpayer identification number | INN | 8602060555 |
| Type of activity: **oil production, refining, marketing** | by OKVED | 11.10.11 |
| Form of legal organization/form of ownership: **Open Joint Stock Company** | by OKOPF/OKFS | 47/16 |
| Unit of measure: **thousand rubles** | by OKEI | 384 |

***Consolidated***

| Assets | Line code | The reporting year beginning | The reporting period end |
|---|---|---|---|
| 1 | 2 | 3 | 4 |
| **I. Fixed assets** | | | |
| **Intangible assets** | **110** | 161,284 | 192,561 |
| **Subsidiaries' goodwill** | **111** | 39,951,271 | 39,961,214 |
| **Fixed assets** | **120** | 227,333,596 | 224,003,030 |
| **Construction in progress** | **130** | 14,454,819 | 14,151,292 |
| **Profitable investments in material values** | **135** | | |
| **Long-term financial investments** | **140** | 65,528,018 | 92,956,868 |
| **Deferred tax assets** | **145** | | 559,922 |
| **Other fixed assets** | **150** | 2,772,429 | 4,806,020 |
| **Total for Section I** | **190** | **350,201,417** | **376,630,907** |

| | | | |
|---|---|---|---|
| II. Current assets | | | |
| | | | |
| Stock, including: | 210 | 16,840,342 | 17,672,46 |
| raw materials, materials and other similar values | 211 | 12,340,142 | 13,617,61 |
| livestock | 212 | 47,879 | 28,73 |
| expenses for goods in process | 213 | 614,434 | 624,29 |
| commodities and goods for resale | 214 | 2,879,273 | 2,203,72 |
| goods shipped | 215 | 54,284 | 64,43 |
| deferred expenses | 216 | 646,492 | 559,94 |
| other reserves and expenses | 217 | 257,838 | 573,70 |
| VAT for acquired values | 220 | 2,705,228 | 3,088,44 |
| Account receivable (payment expected in over 12 months after the reporting date) | 230 | 237,356 | 691,18 |
| including: buyers and customers | 231 | 1,535 | 15 |
| Account receivable (payment expected within 12 months after the reporting date) | 240 | 22,169,570 | 23,380,54 |
| including: buyers and customers | 241 | 14,855,941 | 15,930,09 |
| Short-term financial investments | 250 | 30,238,860 | 34,017,73 |
| Cash funds | 260 | 1,979,962 | 1,443,27 |
| Other current assets | 270 | 104,888,523 | 115,859,27 |
| **Total for Section II** | **290** | **179,059,841** | **196,152,91** |
| **Balance** | | | |
| Short-term financial investments | 300 | **529,261,258** | **572,783,82** |

| Liabilities | Line code | The reporting year beginning | The reporting period end |
|---|---|---|---|
| 1 | 2 | 3 | 4 |
| | | | |
| III. Capital and reserves | | | |
| Charter capital | 410 | *43,427,993* | *43,427,99* |
| Own shares, bought back from shareholders | 411 | - | |
| Additional capital | 420 | *287,683,919* | *329,054,88* |
| Reserve capital, including: | 430 | *6,523,153* | *6,522,80* |
| reserves formed in compliance with legislation | 431 | *6,523,153* | *6,522,80* |
| reserves formed in compliance with constituent documents | 432 | | |
| Prior years profit (uncovered loss) | 460 | *158,411,169* | *149,675,07* |
| Reporting year retained profit (uncovered loss) | 470 | | *53,898,80* |
| Reporting year profit (loss) – exchange rate difference basis | 471 | | *(13,584,574* |
| Expenses from reporting year profit | 472 | | *(33,610,794* |

| | | | |
|---|---|---|---|
| **Total for Section III** | **490** | ***496,046,234*** | ***535,384,19*** |
| **Minority share** | **491** | ***3,544,062*** | ***3,678,29*** |
| **Subsidiaries' goodwill** | **492** | ***15,461*** | ***15,46*** |
| **IV. Long-term liabilities** | | - | |
| **Borrowings and loans** | **510** | *2,028,916* | *1,793,41* |
| **Deferred tax liabilities** | **515** | | *428,03* |
| **Other long-term liabilities** | **520** | | |
| **Total for Section IV** | **590** | ***2,028,916*** | ***2,221,45*** |
| **V. Short-term liabilities** | | | |
| **Borrowings and loans** | **610** | *687,270* | *2,793,47* |
| **Accounts payable, including:** | **620** | *15,686,610* | *18,997,03* |
| **suppliers and contractors** | **621** | *2,909,310* | *2,425,27* |
| **due to employees** | **622** | *1,744,608* | *1,789,90* |
| **due to state non-budget funds** | **623** | *336,725* | *321,57* |
| **due in taxes and charges** | **624** | *2,032,303* | *6,790,98* |
| **other creditors** | **625** | *8,663,664* | *7,669,31* |
| **Profit payment due to participants (constitutors)** | **630** | *465,943* | *66,82* |
| **Deferred income** | **640** | *7,933,981* | *6,470,55* |
| **Deferred expenditure reserves** | **650** | *2,852,781* | *3,156,53* |
| **Other short-term liabilities** | **660** | | |
| **Total for Section V** | **690** | ***27,626,585*** | ***31,484,42*** |
| | | | |
| **Balance** | **700** | ***529,261,258*** | ***572,783,82*** |

## RPOFIT AND LOSS ACCOUNT

| | | Codes |
|---|---|---|
| | Form № 2 by OKUD | 0710002 |
| for 2003 | Date (year, month, day) | |
| Company: **OJSC "Surgutneftegas"** | by OKPO | 05753490 |
| Taxpayer identification number | INN | 8602060555 |
| Type of activity: **oil production, refining, marketing** | by OKVED | 11.10.11 |
| Form of legal organization/form of ownership: **Open Joint Stock Company** | by OKOPF/OKFS | 47/16 |
| Unit of measure: **thousand rubles** | by OKEI | 384 |

***Consolidated***

| Item | Line code | For the reporting period | For the same perio of the previous yea |
|---|---|---|---|
| **1** | **2** | **3** | **4** |
| **Revenues and expenses for ordinary activities** | | | |
| (Net) Proceeds from sales of goods, products, works, services (less VAT, excise duties and similar compulsory payments) | 010 | *235,145,335* | *200,944,98* |
| Cost of goods, products, works, services sold | 020 | *(147,072,493)* | *(122,782,161* |
| Gross profit (010-020) | 029 | *88,072,842* | *78,162,82* |
| Commercial expenses | 030 | *(14,595,532)* | *(12,755,518* |
| Management expenses | 040 | *(16,453)* | *(4,678)* |
| Sales profit (loss) (029-030-040) | 050 | ***73,460,857*** | ***65,402,62*** |

| | | | |
|---|---|---|---|
| **Other revenues and expenses** | | | |
| Interests receivable | 060 | *2,157,147* | *2,149,375* |
| Interests payable | 070 | *(63,503)* | *(45,441* |
| Income from participation in other organizations | 080 | *128,089* | *5,293* |
| Other operating revenues | 090 | *207,183,020* | *128,181,649* |
| Other operating expenses | 100 | *(213,244,372)* | *(131,966,822* |
| **Non-sales revenues and expenses** | | | |
| Non-sales revenues | 120 | *1,809,413* | *1,315,221* |
| Non-sales revenues (exchange rate difference) | 121 | *3,804,525* | *8,005,224* |
| Non-sales expenses | 130 | *(5,679,648)* | *(2,947,986* |
| Non-sales expenses (exchange rate difference) | 131 | *(17,389,099)* | *(462,720* |
| **Reporting year profit (loss) – exchange rate difference (121-131)** | **135** | ***(13,584,574)*** | ***7,542,504*** |
| **Profit (loss) before tax (050+060-070+080+090-100+120-130)** | **140** | ***65,751,003*** | ***62,093,917*** |
| Deferred tax assets | 141 | *559,922* | |
| Deferred tax liabilities | 142 | *(428,036)* | |
| Current profit tax | 150 | *(11,970,044)* | *(12,287,019* |
| Compulsory payments from profit | 151 | *(14,041)* | *(31,248* |
| Expenses from reporting year profit | 152 | *(33,610,794)* | *(39,102,224* |
| **Reporting year retained profit (loss) (140+141-142-150-151-152)** | **190** | ***20,288,010*** | ***10,673,420*** |
| Minority share | **195** | ***145,820*** | ***29,160*** |
| For information only. | | | |
| Non-variable tax liabilities (assets) | 200 | *206,470* | |
| Base profit (loss) per share | | | |
| Diluted profit (loss) per share | | | |